Exhibit 99.5

AMENDED AND RESTATED
INTERCREDITOR, COLLATERAL SHARING AND ACCOUNTS AGREEMENT

Among

AZUL SECURED FINANCE LLP,

as the Issuer,

AZUL S.A.,

as the Parent Guarantor,

the other Obligors party hereto,

TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA.,

as Brazilian Collateral Agent,

UMB BANK, N.A.

as U.S. Collateral Agent and Trustee for the Superpriority Notes, the New First Out Notes and the New Second Out Notes,

AERCAP ADMINISTRATIVE SERVICES LIMITED,

as AerCap Representative,

VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.,

as Convertible Debentures Representative,

and

each additional Representative from time to time party hereto dated as of January 28, 2025

AMENDED AND RESTATED INTERCREDITOR, COLLATERAL SHARING AND ACCOUNTS AGREEMENT, dated as of January 28, 2025 (this “Agreement”), among (i) AZUL SECURED FINANCE LLP, as issuer of the New First Out Notes, the New Second Out Notes and the Superpriority Notes (the “Issuer”), (ii) AZUL S.A., as parent guarantor (the “Parent Guarantor”), (iii) the other Obligors (as defined in Section 1.01) party hereto, (iv) TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA., as Brazilian collateral agent (the “Brazilian Collateral Agent”), (v) UMB Bank, N.A., as U.S. collateral agent and as trustee for the Superpriority Notes, the New First Out Notes and the New Second Out Notes (each as defined in Section 1.01) (in such capacities, the “U.S. Collateral Agent” and the “Trustee,” respectively), (vi) AERCAP ADMINISTRATIVE SERVICES LIMITED, as representative of the AerCap Secured Parties (as defined in Section 1.01) (the “AerCap Representative”), (vii) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., as a representative of the Convertible Debentures Secured Parties (as defined in Section 1.01) (the “Convertible Debentures Representative”), and (viii) each additional Representative (as defined in Section 1.01) that from time to time becomes a party hereto pursuant to Section 8.07.

This Agreement is being entered into by the parties hereto to amend and restate the intercreditor, collateral sharing and accounts agreement originally entered into between the Issuer, the Parent Guarantor, certain of the other Obligors, the U.S. Collateral Agent, the Trustee, the Brazilian Collateral Agent, the AerCap Representative and the Convertible Debentures Representative on July 14, 2023, as amended by that first amendment to intercreditor, collateral sharing and accounts agreement, dated as of October 30, 2024 (as so amended, the “Existing Intercreditor Agreement”). The Existing Intercreditor Agreement is hereby amended and restated in its entirety.

As of the date hereof, the second amended and restated intercreditor, collateral sharing and account agreement, dated October 30, 2024, entered into between Azul Secured Finance II LLP, the Issuer, the Parent Guarantor, certain other Obligors, TMF Brasil Administração e Gestão De Ativos Ltda., UMB Bank, N.A., Ballyfin Aviation II Limited and Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (the “Azul Cargo Intercreditor Agreement”) relating to the Azul Cargo Collateral has, pursuant to Section 8.02 of the Azul Cargo Intercreditor Agreement, ceased to be in effect as a result of the Discharge of First Priority Secured Obligations (as defined in the Azul Cargo Intercreditor Agreement). Accordingly, the assets and property that comprise the Azul Cargo Collateral are, with effect from the date hereof, solely subject to this Agreement and not the Azul Cargo Intercreditor Agreement.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, (i) the Superpriority Secured Debt Representative (for itself and on behalf of the Superpriority Secured Parties), (ii) the AerCap Representative (for itself and on behalf of the AerCap Secured Parties), (iii) the Convertible Debentures Representative (for itself and on behalf of the Convertible Debentures Secured Parties), (iv) each additional First Priority Secured Debt Representative (as defined in Section 1.01) (for itself and on behalf of the First Priority Secured Parties under the applicable First Priority Secured Debt Documents (as defined in Section 1.01)), (v) the Trustee (for itself and on behalf of the holders of Second Priority Secured Debt) under the applicable Second Priority Secured Debt Documents (as defined in Section 1.01)), and (vi) each additional Second Priority Secured Debt Representative (as defined in Section 1.01) for itself and on behalf of the Second Priority Secured Parties under the applicable Second Priority Secured Debt Documents (as defined in Section 1.01) agree as follows:

Article 1

DEFINITIONS

Section 1.01. Certain Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“Account Bank” means:

(i)       in respect of the Azul Fidelidade Receivables Deposit Account, means (i) Itaú Unibanco S.A, and (ii) in respect of payments made under the Azul Fidelidade Agreement entered into with Caixa Econômica Federal, Caixa Econômica Federal, in each case as party to the relevant Account Control Agreement;

(ii)       in respect of the Azul Viagens Receivables Deposit Account, Banco Citibank S.A., as party to the relevant Account Control Agreement;

(iii)       in respect of the USD Azul Cargo Receivables Deposit Account, Citibank N.A., as party to the relevant Account Control Agreement;

(iv)       in respect of the Azul Cargo Receivables Deposit Account, Banco Citibank S.A., as party to the relevant Account Control Agreement;

(v)       in respect of the USD Blocked Account, the USD Collateral Account and the USD Payment Account, UMB Bank, N.A., as party to the UMB Account Control Agreement;

(vi)       in respect of the Delayed Draw Escrow Account, UMB Bank, N.A., as party to the Delayed Draw Escrow Account Control Agreement;

(vii) in respect of the BRL Blocked Account, the BRL Collateral Account and the BRL Payment Account, Itaú Unibanco S.A., as party to the relevant Account Control Agreement; and

(vii)       any financial institution appointed to such role pursuant to any Collateral Document.

“Account Control Agreements” means (a) any multi-party security and control agreement entered into by any Grantor, a financial institution which maintains one or more deposit accounts or securities accounts and an Applicable Collateral Representative or the U.S. Collateral Agent, as applicable, relating to such deposit accounts or securities accounts that have been pledged to an Applicable Collateral Representative or a Collateral Agent, as applicable, as Collateral under the Collateral Documents or any other Transaction Document, in each case giving the Applicable Collateral Representative or a Collateral Agent, as applicable, “control” (as defined in Section 9-104 of the UCC) over the applicable account in form and substance reasonably satisfactory to the U.S. Collateral Agent and (b) any corresponding agreement under Brazilian law in favor of the Applicable Collateral Representatives.

“Act of Controlling Creditors” means, as to any matter at any time prior to the Discharge of Superpriority Secured Obligations or the Discharge of First Priority Secured Obligations, as applicable, a direction in writing (including, for the avoidance of doubt, any Remedies Direction) of the Controlling Creditors delivered to Representatives under this Agreement by the applicable Representatives of each applicable Series of Secured Debt forming part of, and being sent on behalf of, the Controlling Creditors.

“Additional Collateral” means assets that are substantially similar to any of the types of assets or property that comprise any part of the Collateral on the Closing Date, including assets that are required,

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pursuant to the terms of any Series of Secured Debt, to become part of the Collateral and assets that any Obligor elects to be added as Collateral, provided that the Liens on such assets in favor of the relevant Collateral Agent are perfected on the same basis and to substantially the same extent as the Collateral on the Closing Date is required to be perfected.

“Additional First Priority Secured Debt” means any Indebtedness incurred or issued after the Closing Date that is permitted to be issued or incurred, and to have the status of First Priority Secured Debt (i) set forth herein, and (ii) pursuant to the terms of each other Series of Secured Debt and which constitutes, has rights in respect of the Collateral as, First Priority Secured Debt, pursuant to and in accordance with this Agreement (including Section 8.07). Notwithstanding any other provision of the Transaction Documents, Additional First Priority Secured Debt can be denominated in, and be payable in, any currency.

“Additional First Priority Secured Debt Documents” means, with respect to any series, issue or class of Additional First Priority Secured Debt, the promissory notes, credit agreements, loan agreements, indentures or other operative agreement evidencing or governing such Indebtedness.

“Additional First Priority Secured Obligations” means, with respect to any series, issue or class of Additional First Priority Secured Debt, (a) all principal of, and premium and interest, fees, and expenses payable with respect to, such Additional First Priority Secured Debt, (b) all other amounts payable to the related Additional First Priority Secured Parties under the related Additional First Priority Secured Debt Documents and (c) any renewals or extensions of the foregoing (including any such interest, fees or other amounts arising or accruing during the pendency of any Insolvency or Liquidation Proceeding whether or not allowed in such proceeding), notwithstanding that any such Secured Obligations or claims therefor shall be disallowed, voided or subordinated in any Insolvency or Liquidation Proceeding or under any Bankruptcy Law or other applicable law.

“Additional First Priority Secured Parties” means, with respect to any series, issue or class of Additional First Priority Secured Debt, the holders of such Indebtedness or any other Additional First Priority Secured Obligation, the Representative with respect thereto, any trustee or agent therefor under any related Additional First Priority Secured Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Issuer or any Guarantor under any related Additional First Priority Secured Debt Documents.

“Additional Secured Debt” means Additional First Priority Secured Debt and Additional Second Priority Secured Debt.

“Additional Secured Debt Documents” means Additional First Priority Secured Debt Documents and Additional Second Priority Secured Debt Documents.

“Additional Secured Obligations” means Additional First Priority Secured Obligations and Additional Second Priority Secured Obligations.

“Additional Secured Parties” means Additional First Priority Secured Parties and Additional Second Priority Secured Parties.

“Additional Second Priority Secured Debt” means any Indebtedness incurred or issued after the Closing Date that is permitted to be issued or incurred, and to have the status of Second Priority Secured Debt (i) set forth herein, and (ii) pursuant to the terms of each other Series of Secured Debt and which constitutes, has rights in respect of the Collateral as, Second Priority Secured Debt, pursuant to and in accordance with this Agreement (including Section 8.07). Notwithstanding any other provision of the

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Transaction Documents, Additional Second Priority Secured Debt can be denominated in, and be payable in, any currency.

“Additional Second Priority Secured Debt Documents” means, with respect to any series, issue or class of Additional Second Priority Secured Debt, the promissory notes, credit agreements, loan agreements, indentures or other operative agreement evidencing or governing such Indebtedness.

“Additional Second Priority Secured Obligations” means, with respect to any series, issue or class of Additional Second Priority Secured Debt, (a) all principal of, and premium and interest, fees, and expenses payable with respect to, such Additional Second Priority Secured Debt, (b) all other amounts payable to the related Additional Second Priority Secured Parties under the related Additional Second Priority Secured Debt Documents and (c) any renewals or extensions of the foregoing (including any such interest, fees or other amounts arising or accruing during the pendency of any Insolvency or Liquidation Proceeding whether or not allowed in such proceeding), notwithstanding that any such Secured Obligations or claims therefor shall be disallowed, voided or subordinated in any Insolvency or Liquidation Proceeding or under any Bankruptcy Law or other applicable law.

“Additional Second Priority Secured Parties” means, with respect to any series, issue or class of Additional Second Priority Secured Debt, the holders of such Indebtedness or any other Additional Second Priority Secured Obligation, the Representative with respect thereto, any trustee or agent therefor under any related Additional Second Priority Secured Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Issuer or any Guarantor under any related Additional Second Priority Secured Debt Documents.

“AerCap Discharge Date” means the date on which all of the AerCap Secured Obligations have been fully and finally discharged to the satisfaction of the AerCap Representative, whether or not as a result of enforcement.

“AerCap Lease Documents” means, collectively, each Relevant Lease, together with any agreements related thereto, including, but not limited to, the “Operative Documents” (as defined in each Relevant Lease) and any guarantees and letters of credit provided in connection therewith, and each an “AerCap Lease Document”.

“AerCap Party” means, collectively, the Relevant Lessors and any owner trustee, servicer, lease manager or similar entity in respect of a Relevant Lease.

“AerCap Representative” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“AerCap Secured Obligations” means the outstanding amount of deferred rent arising under relevant aircraft leases (the “Relevant Leases”) that are required to be secured by the Collateral pursuant to the terms of (i) the Global Framework Agreement and (ii) any agreements which are stated to supersede the Global Framework Agreement with respect to the unpaid deferred rent obligations referred to in the Global Framework Agreement; provided that the maximum amount of the AerCap Secured Obligations that are entitled to be recovered from the proceeds of the Collateral pursuant to, and in accordance with, this Agreement shall be limited to US$46.0 million (such amount, the “AerCap Secured Obligations Cap”).

“AerCap Secured Obligations Cap” has the meaning specified in the definition of AerCap Secured Obligations.

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“AerCap Secured Parties” means the Relevant Lessors and the AerCap Representative solely in their capacity as secured parties with a security interest in the Collateral and not in any other capacity, including, without limitation, as lessors under the AerCap Lease Documents.

“Affiliate” means, as to any Person, any other Person which directly or indirectly is in control of, or is controlled by, or is under common control with, such Person. For purposes of this definition, a Person shall be deemed to be “controlled by” another Person, if such controlling person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether by ownership of voting securities, contract or otherwise; provided that Walkers Fiduciary Limited shall not be deemed to be an Affiliate of the Issuer or the IP Parties.

“Agreement” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Airport Authority” means any city or any public or private board or other body or organization chartered or otherwise established for the purpose of administering, operating or managing airports or related facilities, which in each case is an owner, administrator, operator or manager of one or more airports or related facilities.

“Allocation Date” means, with respect to any Distribution Date, the Business Day that is five (5) Business Days prior to such Distribution Date.

“Allocation Date Statement” means a statement delivered to the Brazilian Collateral Agent by the Parent Guarantor indicating the Required Payments for the next Distribution Date.

“Anticipation” means anticipating (antecipação), factoring, discounting or otherwise accelerating or bringing forward the scheduled payment of any receivables (including doing so through discounting or the payment of finance costs in connection therewith), and “Anticipated” has a corresponding meaning.

“Applicable Collateral Representative” means the Representative or Collateral Agent to whom any Lien on Collateral has been legally granted, giving such Person the right to enforce such Lien against other parties.

“Applicable Waterfall” means the relevant Payment Waterfall or the relevant Post-Default Waterfall, as applicable.

“Assigned Azul Cargo Agreements” means, on any date, each Azul Cargo Agreement the receivables under which are subject to the Azul Cargo Fiduciary Assignment.

“Assigned Azul Fidelidade Agreements” means, on any date, each Azul Fidelidade Agreement the receivables under which are subject to the Azul Fidelidade Fiduciary Assignment.

“Assigned Azul Viagens Agreements” means, on any date, each Azul Viagens Agreement the receivables under which are subject to the Azul Viagens Fiduciary Assignment.

“Azul” means Azul S.A., a Brazilian corporation (sociedade por ações).

“Azul Brand IP” means (a) any and all Intellectual Property, including copyrights and Trade Secrets, that is (i) owned by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) anywhere in the world and (ii) embodied in any proprietary software developed or acquired by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business

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Combination Entity) after the Closing Date that is used or held for use exclusively in the Azul airline business and (b) the Azul Trademarks and Domains, including any and all Modifications to each of the foregoing owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity).

“Azul Brand License” means each IP License, as it relates to the licenses granted therein with respect to the Azul Brand IP.

“Azul Brand, Loyalty, Travel and Cargo Collateral” means the assets or property of any Obligor in which a Lien has been granted (or purported to be granted) pursuant to any of the Azul Brand, Loyalty, Travel and Cargo Collateral Documents.

“Azul Brand, Loyalty, Travel and Cargo Collateral Documents” means (i) the Security Agreement, (ii) each Account Control Agreement (other than the Delayed Draw Escrow Account Control Agreement), (iii) the Azul Fidelidade Fiduciary Assignment, (iv) Azul Fidelidade Intellectual Property Fiduciary Transfer, (v) Azul Viagens Fiduciary Assignment, (vi) Azul Viagens Intellectual Property Fiduciary Transfer, (vii) Azul Cargo Fiduciary Assignment, (viii) Azul Cargo Intellectual Property Fiduciary Transfer, (ix) Cayman Equitable Share Mortgages, (x) the IntelAzul Equity Fiduciary Transfer, (xi) the Azul Viagens Equity Fiduciary Transfer, and (xii) the Intercompany Loans Fiduciary Assignment.

“Azul Brand Suspension Event” means the suspension of any Azul Brand License upon the occurrence of any of the following events:

(a)            a material breach of the Non-Compete by the applicable Licensee or the Parent Guarantor or any of its Subsidiaries that continues for more than 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such breach;

(b)            use of any licensed Intellectual Property under the applicable Azul Brand License by the applicable Licensee materially other than as permitted by the licenses or sublicenses granted under such Azul Brand License unless such use is discontinued within 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such unpermitted use;

(c)            use of any licensed Intellectual Property under the applicable Azul Brand License by a sublicensee of the applicable Licensee materially other than as permitted by the licenses or sublicenses granted under such Azul Brand License unless such use is discontinued, or the applicable sublicense is terminated, within 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such unpermitted use;

(d)            Azul Linhas becomes subject to a proceeding under chapter 11 of the Bankruptcy Code and any of the Chapter 11 Case Milestones ceases to be met or complied with, as applicable;

(e)            (i) any Azul Brand License ceases to be in full force and effect (as determined by a court of competent jurisdiction in a final non-appealable judgment) or is declared by a court of competent jurisdiction in a final non-appealable judgment to be null and void, or (ii) Azul Linhas, the Parent Guarantor or any of its Subsidiaries contests the validity or enforceability of any Contribution Agreement or any Azul Brand License;

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(f)             an Event of Default or equivalent event under any Series of Secured Debt has occurred and is continuing for sixty days (which, in relation to the AerCap Secured Obligations shall be limited to events of default relating to payment defaults); provided that none of the following shall constitute an Azul Brand Suspension Event:

(1)            the Parent Guarantor or any of its Subsidiaries (other than an IP Party or Permitted Business Combination Entity) becoming subject to a proceeding under chapter 11 of the Bankruptcy Code, so long as (i) Azul Linhas is or becomes subject to a proceeding under chapter 11 of the Bankruptcy Code at such time, and (ii) each of the Chapter 11 Case Milestones is met and otherwise complied with, as applicable; and

(2)            a proceeding under Brazilian Bankruptcy Law for the recognition of any proceeding under chapter 11 of the Bankruptcy Code as a foreign main proceeding (processo estrangeiro principal) or foreign non-main proceeding (processo estrangeiro não principal), so long as (i) Azul Linhas is among the Persons subject to such proceeding or proceedings under chapter 11 of the Bankruptcy Code in respect of which such recognition is being sought, (ii) no such recognition proceeding is inconsistent in any material respect with any Chapter 11 Case Milestone, (iii) such proceeding under Brazilian Bankruptcy Law is not converted into a Brazilian main proceeding, including a judicial reorganization (recuperação judicial), extrajudicial reorganization (recuperação extrajudicial) or a bankruptcy liquidation proceeding (falência) and (iv) such proceeding under chapter 11 of the Bankruptcy Code is recognized by the Brazilian bankruptcy court as a foreign main proceeding (processo estrangeiro principal) or foreign non-main proceeding (processo estrangeiro não principal) within 60 days of the initiation of such proceeding under Brazilian Bankruptcy Law; or

(g)            with respect to the Sublicense, suspension of the Azul Brand License within the Head License pursuant to its terms, and with respect to the Head License, suspension of the Azul Brand License within the Sublicense pursuant to its terms.

“Azul Brand Termination Event” means any of the following events:

(a)            the occurrence of a Brand Case Milestones Termination Event;

(b)            any Azul Brand Suspension Event has occurred and continued for more than 180 days, provided that the Azul Brand Termination Event set forth in this clause (b) will not apply at any time that Azul Linhas is subject to a proceeding under chapter 11 of the Bankruptcy Code; or

(c)            with respect to the Sublicense, termination of the Azul Brand License within the Head License pursuant to its terms, and with respect to the Head License, termination of the Azul Brand License within the Sublicense pursuant to its terms.

“Azul Cargo Agreement” means any currently existing or future co-branding, partnering or other receivables-generating agreements with third parties entered into by the Parent Guarantor or any of its Subsidiaries in connection with the Azul Cargo Business, including any amendment thereof and any other agreement entered into with the same party in substitution for, or supplementary to, the existing agreements, and all related ancillary documents, emails and agreements.

“Azul Cargo Business” means the business of providing cargo transportation services (whether on dedicated freighter flights or utilizing the cargo hold capacity of passenger flights) which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), or principally associated with the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), in each case, as in effect from time

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to time, whether under the “Azul Cargo” name or otherwise, in each case including any similar or successor business. For the avoidance of doubt, the Azul Cargo Business does not include the transportation of passenger baggage or excess baggage as part of the transportation of airline passengers.

“Azul Cargo Customer Data” means any and all Personal Data owned or controlled (within the meaning of the LGPD), or later developed or acquired and owned or controlled (within the meaning of the LGPD), by the Parent Guarantor or any of its Subsidiaries and used, generated or produced within the Azul Cargo Business, including any and all of the following: (i) data generated, produced or acquired as a result of the operation of the Azul Cargo Business, including details of cargo transportation transactions; (ii) customer name, contact information (including name, mailing address, email address and phone numbers), government identification document information, tax or other personal identification numbers, customer login to any website or mobile application operated by the Parent Guarantor or its Subsidiaries and communication consent preferences; and (iii) payment-related information.

“Azul Cargo Domain Names” means any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include each of the words “Azul” and “Cargo” (including the “azulcargo.com.br” and “azulcargoexpress.com.br” domain names) or are otherwise exclusively used by the Azul Cargo Business, including any and all legacy or successor domain names with respect to any of the foregoing.

“Azul Cargo Fiduciary Assignment” means the fiduciary assignment (cessão fiduciária), as amended and restated as of the Closing Date, in respect of (i) the Designated Azul Cargo Credit Card and Debit Card Receivables, (ii) the receivables under the Assigned Azul Cargo Agreements and (iii) the Azul Cargo Receivables Deposit Account, governed by Brazilian law, as amended from time to time

“Azul Cargo Intellectual Property Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of certain Contributed Intellectual Property in relation to the Azul Cargo Business that is registered in Brazil.

“Azul Cargo Receivables Deposit Account” means the relevant account described in the Azul Cargo Fiduciary Assignment in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to the Azul Cargo Fiduciary Assignment and an Azul Cargo Receivables Deposit Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent).

“Azul Cargo Receivables Deposit Account Control Agreement” means an Account Control Agreement governed by Brazilian law in respect of the Azul Cargo Receivables Deposit Account entered into between Azul Linhas, the Brazilian Collateral Agent and Banco Citibank S.A. on July 14, 2023, as amended from time to time.

“Azul Cargo Trademarks” means any and all trademarks, service marks, brand names, designs and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include each of the words “Azul” and “Cargo” or are otherwise exclusively used by the Azul Cargo Business, including any and all legacy, modified, replacement or successor brands with respect to any of the foregoing.

“Azul Fidelidade Agreements” means any currently existing or future co-branding, partnering or similar agreements with third parties entered into by the Parent Guarantor or any of its Subsidiaries in connection with the Azul Fidelidade Program, including any amendment thereof and any other agreement

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entered into with the same party in substitution for, or supplementary to, the existing agreements, and all related ancillary agreements, documents and emails.

“Azul Fidelidade Customer Data” means any and all personal data owned or controlled (within the meaning of the LGPD), or later developed or acquired and owned or controlled (within the meaning of the LGPD), by the Parent Guarantor or any of its Subsidiaries and used, generated, or produced as part of the Azul Fidelidade Program (including Clube Azul), including any and all of the following: (i) a list of all members of the Azul Fidelidade Program (including Clube Azul) owned by the Parent Guarantor or any of its Subsidiaries from time to time; and (ii) the Member Profile Data for each member of the Azul Fidelidade Program (including Clube Azul) owned by the Parent Guarantor or any of its Subsidiaries from time to time.

“Azul Fidelidade Domain Names” means any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include either of the words “Fidelidade” or “Tudo” (including the “TudoAzul.com.br” domain name), including any and all legacy or successor domain names with respect to any of the foregoing.

“Azul Fidelidade Fiduciary Assignment” means the amended and restated fiduciary assignment (cessão fiduciária) in respect of (i) the receivables under the Assigned Azul Fidelidade Agreements, (ii) the Designated Azul Fidelidade Credit Card and Debit Card Receivables, and (iii) the Azul Fidelidade Receivables Deposit Account, governed by Brazilian law.

“Azul Fidelidade Intellectual Property Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of certain Contributed Intellectual Property in relation to Azul Fidelidade Program that is registered in Brazil.

“Azul Fidelidade Program” means any Loyalty Program which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), or principally associated with the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), in each case, as in effect from time to time, whether under the “TudoAzul”, “Azul Fidelidade” name or otherwise, in each case including any successor program, but excluding any Permitted Acquisition Loyalty Program. The Azul Fidelidade Program includes Clube Azul.

“Azul Fidelidade Proprietary Software” means the proprietary software for the web service layer developed by or on behalf of the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) for use in connection with the Azul Fidelidade Program, including the source code thereof.

“Azul Fidelidade Receivables Deposit Account” means the relevant accounts described in the Azul Fidelidade Fiduciary Assignment in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to the Azul Fidelidade Fiduciary Assignment and Account Control Agreements (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent).

“Azul Fidelidade Trademarks” means any and all trademarks, service marks, brand names, designs and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include either of the words “Fidelidade” or “Tudo” (including the combined wordmark “Azul Fidelidade” and the combined wordmarks “TudoAzul”),

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including any and all legacy, modified, replacement or successor brands with respect to any of the foregoing.

“Azul Group Entities” means (i) the Parent Guarantor and each of its Subsidiaries (other than any Permitted Business Combination Entity), (ii) each Obligor (other than the Parent Guarantor) and each of its Subsidiaries, and (iii) to the extent applicable, any Investment owned by any of the Persons referred to in (i) and (ii).

“Azul Linhas” means Azul Linhas Aéreas Brasileiras S.A., a Brazilian corporation (sociedade por ações).

“Azul Mobile App IP” means any and all Intellectual Property, including copyrights and Trade Secrets, owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) anywhere in the world and embodied in (a) the Azul mobile application, (b) any other mobile application associated with the Azul airline business, the Azul Fidelidade Program, the Azul Viagens Business or the Azul Cargo Business or (c) any successor, legacy or companion mobile application with respect to any of the foregoing, including, in each case of (a)-(c), the software and source code thereof.

“Azul Other IP” means, other than the Azul Brand IP, any and all Intellectual Property that, in each case, is (i) owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (including the IP Parties, but excluding any Permitted Business Combination Entity) (excluding Azul Fidelidade Customer Data, Azul Traveler Data, Azul Cargo Customer Data and Azul Viagens Customer Data), including any and all Modifications thereto made by or on behalf of the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), and (ii) used or held for use in the operation of, or otherwise required or necessary to operate, the Azul airline business, the Azul Fidelidade Program, the Azul Viagens Business or the Azul Cargo Business, including (a) the Azul Fidelidade Trademarks, Azul Fidelidade Domain Names, Azul Viagens Trademarks, Azul Viagens Domain Names, Azul Cargo Trademarks and Azul Cargo Domain Names, (b) the Azul Mobile App IP, (c) the Azul Proprietary Technology, (d) the Azul Fidelidade Proprietary Software, (e) any and all causes of action and claims now owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) in respect of any of the foregoing, including, without limitation, the right to sue or otherwise recover for any and all past, present and future infringements or dilutions thereof and (f) any and all other trademark rights corresponding thereto, including any and all trademark rights of any kind whatsoever accruing under the Azul Fidelidade Trademarks, Azul Fidelidade Domain Names, Azul Viagens Trademarks, Azul Viagens Domain Names, Azul Cargo Trademarks or Azul Cargo Domain Names; together, in each case with the goodwill of the business connected with such use of, and symbolized by, any of the foregoing.

“Azul Other IP License” means each IP License, as it relates to the licenses granted therein with respect to the Azul Other IP.

“Azul Proprietary Technology” means any and all Intellectual Property, including copyrights and Trade Secrets, owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) anywhere in the world and embodied in the Parent Guarantor’s proprietary yield management system or proprietary pricing system.

“Azul Trademarks and Domains” means, collectively (a) other than the Azul Fidelidade Trademarks, Azul Viagens Trademarks and Azul Cargo Trademarks, any and all trademarks, service marks, brand names, designs, and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other

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than any Permitted Business Combination Entity) and, in each case, include the word “Azul” and any and all successor or legacy brands with respect to any of the foregoing (the “Azul Trademarks”), and (ii) other than the Azul Fidelidade Domain Names, Azul Viagens Domain Names and Azul Cargo Domain Names, any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Azul,” including the “VoeAzul.com.br” domain name and any and all legacy or successor domain names (the “Azul Domain Names”), including, in each case of (i) and (ii), (a) any and all causes of action and claims now owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) in respect of any of the foregoing, including, without limitation, the right to sue or otherwise recover for any and all past, present and future infringements or dilutions thereof, and (b) any and all other trademark rights corresponding thereto, including any and all other trademark rights of any kind whatsoever accruing under the Azul Trademarks or Azul Domain Names; together, in each case with the goodwill of the business connected with such use of, and symbolized by, any of the foregoing.

“Azul Traveler Data” means (a) data generated, produced or acquired as a result of the issuance, modification or cancellation of customer tickets from the Parent Guarantor or any of its Subsidiaries or for flights on any airline operated by the Parent Guarantor or any of its Subsidiaries, including data in or derived from “passenger name records” (including name and contact information) associated with flights, (b) payment-related information (other than payment-related information relating solely to the Azul Fidelidade Program (such as the purchase of Points)), and (c) data that relates to a customer’s flight-related experience, but excluding in the case of clause (a) information that would not be generated, produced or acquired in the absence of the Azul Fidelidade Program (including Clube Azul) or any other Loyalty Program; provided that, for the avoidance of doubt, customer name, contact information (including name, mailing address, email address, and phone numbers), passport information, government identification document information, Tax or other personal identification numbers, customer login to the Azul.com.br website or any successor website and any Azul mobile applications and communication consent preferences (as described in clause (b) of the definition of “Member Profile Data”) are included in both Azul Fidelidade Customer Data and the Azul Traveler Data; provided that the foregoing communication consent preferences are not specific to the Azul Fidelidade Program (it being understood that if such communication consent preferences are specific to the Azul Fidelidade Program they shall exclusively be Azul Fidelidade Customer Data).

“Azul Viagens” means ATS Viagens e Turismo Ltda, a Brazilian limited liability company (sociedade limitada) and a Subsidiary of the Parent Guarantor.

“Azul Viagens Agreements” means any currently existing or future co-branding, partnering or other receivables-generating agreements with third parties entered into by the Parent Guarantor or any of its Subsidiaries in connection with the Azul Viagens Business, including any amendment thereof and any other agreement entered into with the same party in substitution for, or supplementary to, the existing agreements, and all related ancillary documents, emails and agreements.

“Azul Viagens Business” means any Travel Package Business which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), or principally associated with the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity), in each case, as in effect from time to time, whether under the “Azul Viagens” name or otherwise, in each case including any similar or successor travel or vacation business, but excluding any Permitted Acquisition Travel Package Business.

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“Azul Viagens Customer Data” means customer data of the Azul Viagens Business that is similar or analogous to the Azul Fidelidade Customer Data (including, e.g., data with respect to the tracking of repeat customers or customer travel habits, and excluding, e.g., data that is similar or analogous to the Azul Traveler Data that is excluded from the Azul Fidelidade Customer Data).

“Azul Viagens Domain Names” means any and all domain names and social media accounts throughout the world that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Viagens” (including the “azulviagens.com.br” domain name), including any and all legacy or successor domain names with respect to any of the foregoing.

“Azul Viagens Equity Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of 100% of the equity interests held by Azul Linhas and one individual in Azul Viagens, governed by Brazilian law.

“Azul Viagens Fiduciary Assignment” means the fiduciary assignment (cessão fiduciária) in respect of (i) the receivables under the Assigned Azul Viagens Agreements, (ii) the Designated Azul Viagens Credit Card and Debit Card Receivables, and (iii) the Azul Viagens Receivables Deposit Account, governed by Brazilian law (which shall cover the funds contained in such account).

“Azul Viagens Intellectual Property Fiduciary Transfer” means the fiduciary transfer (alienação fiduciária), as amended and restated as of the Closing Date, in respect of certain Contributed Intellectual Property in relation to the Azul Viagens Business that is registered in Brazil.

“Azul Viagens Receivables Deposit Account” means the relevant account described in the Azul Viagens Fiduciary Assignment in the name of Azul Viagens in Brazilian reais maintained in Brazil and subject to the Azul Viagens Fiduciary Assignment and an Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent).

“Azul Viagens Trademarks” means any and all trademarks, service marks, brand names, designs, and logos throughout the world, registered or unregistered, that, in each case, are owned, or later developed or acquired and owned, by the Parent Guarantor or any of its Subsidiaries (other than any Permitted Business Combination Entity) and, in each case, include the word “Viagens” (including the combined wordmark “Azul Viagens”), including any and all legacy, modified, replacement or successor brands with respect to any of the foregoing.

“Bankruptcy Automatic Acceleration” means any Indebtedness under any Secured Debt Document becoming immediately due and payable as a result of an event under any Bankruptcy Law.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. Section 101 et seq.

“Bankruptcy Court” has the meaning assigned to such term in the definition of Chapter 11 Case Milestones.

“Bankruptcy Law” means the Bankruptcy Code or any similar federal, state or foreign law relating to reorganization, arrangement, adjustment, winding-up, liquidation (including provisional liquidation), restructuring, dissolution, composition or other debtor relief, including, without limitation, Part V of the Companies Act (as revised) of the Cayman Islands and the Companies Winding Up Rules (as revised) of the Cayman Islands, each as revised or amended from time to time, the Brazilian Bankruptcy Law (including, without limitation, the rules that relate to any judicial reorganization, restructuring, liquidation

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(including provisional liquidation) extrajudicial reorganization, bankruptcy liquidation or ancillary injunctive relief requests), as revised or amended from time to time, and any bankruptcy, insolvency, winding up, reorganization or similar law enacted under the laws of the Cayman Islands, Brazil or any other applicable jurisdiction.

“Blocked Accounts” means, individually or collectively as the context may require, the USD Blocked Account and the BRL Blocked Account.

“Brand Case Milestones Termination Event” means during any time when any Obligor is subject to a proceeding under chapter 11 of the Bankruptcy Code (provided that, if Azul Linhas is not such Obligor, Azul Linhas is also subject to such a proceeding at such time), any of clause (f), (h) or (i) of the definition of “Chapter 11 Case Milestones” are not met or complied with, as applicable, with respect to any IP License or at the conclusion of such proceeding under chapter 11 of the Bankruptcy Code, Azul Linhas has not assumed the Sublicense and, to the extent applicable, IP HoldCo has assumed the Head License.

“Brazilian Bankruptcy Law” means Law No. 11,101, dated February 9, 2005, as amended, including by Law No. 14,112, dated December 24, 2020 (or any successor law).

“Brazilian Collateral Agent” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Brazilian Collateral Documents” means the Collateral Documents governed by Brazilian law, including each Fiduciary Assignment and each Account Control Agreement governed by Brazilian law.

“BRL Blocked Account” means the account described in the relevant Fiduciary Assignment and the relevant Account Control Agreement in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to such Fiduciary Assignment and such Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent and with permission to hold balances through investments in Cash Equivalents).

“BRL Collateral Account” means the account described in the relevant Fiduciary Assignment and the relevant Account Control Agreement in the name of Azul Linhas in Brazilian reais maintained in Brazil and subject to such Fiduciary Assignment and such Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent) into which amounts from the Collection Accounts are to be transferred in the event of an exercise of Cash Control and on each Post-Default Distribution Date when a Remedies Direction has been given and remains in effect.

“BRL Payment Account” means the account described in the relevant Fiduciary Assignment and the relevant Account Control Agreement in the name of the Parent Guarantor in Brazilian reais maintained in Brazil and subject to such Fiduciary Assignment and such Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the Brazilian Collateral Agent) into which amounts from the Collection Accounts are to be transferred when no Remedies Direction has been given and remains in effect.

“BRL Payment Waterfall” has the meaning set forth in Section 4.03(e).

“BRL Post-Default Waterfalls” has the meaning set forth in Section 4.04(c).

“BRL Pro Rata Share” means, with respect to amounts in a Payment Account or a Collection Account, (i) a fraction the numerator of which is the aggregate principal amount of all Series of BRL First Priority Secured Debt (which shall be deemed to include the AerCap Secured Obligations) then outstanding

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and the denominator of which is sum of the aggregate principal amounts of all Superpriority Secured Debt and all Series of First Priority Secured Debt then outstanding (which includes the AerCap Secured Obligations up to the amount of the AerCap Secured Obligations Cap) or (ii) after the Discharge of Superpriority Secured Obligations, a fraction the numerator of which is the aggregate principal amount of all Series of BRL First Priority Secured Debt (which shall be deemed to include the AerCap Secured Obligations) then outstanding and the denominator of which is sum of the aggregate principal amounts of all Series of First Priority Secured Debt then outstanding (which includes the AerCap Secured Obligations up to the amount of the AerCap Secured Obligations Cap).

“BRL Required Payments” means the amounts necessary to satisfy in full all obligations then due and payable under clauses (1) through (5) of the BRL Payment Waterfall.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in (i) New York City, (ii) the City of São Paulo, and (iii) each other city in which the corporate trust office of the Trustee or the head office of any Collateral Agent is located are required or authorized to remain closed.

“Calculation Period” means, as of any date of determination, four most recent fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Parent Guarantor have been delivered pursuant to the terms of all Secured Debt Documents requiring such delivery (which, for the avoidance of doubt, do not require delivery of any financial statements in relation to any Public Company Party pursuant to a Permitted Change of Control).

"Cape Town Convention" means the Convention on International Interests in Mobile Equipment which was adopted on November 16, 2001, at a diplomatic conference held in Cape Town, South Africa as it may be amended from time to time.

"Cape Town Protocol" means the Protocol to the Convention on International Interests in Mobile Equipment on Matters specific to Aircraft Equipment which was adopted on November 16, 2001, at a diplomatic conference held in Cape Town, South Africa, as it may be amended from time to time.

“Capital Lease Obligations” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized and reflected as a liability on a balance sheet prepared in accordance with IFRS.

“Capital Stock” means, with respect to any Person, any and all shares, shares of stock, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated, whether voting or non-voting) such Person’s equity, including any preferred stock, but excluding any debt securities convertible into or exchangeable for such equity.

“Cash Control” means to instruct the applicable Account Bank that amounts in the Collection Accounts must be transferred to the BRL Collateral Account and held as Collateral for the Secured Obligations until such time as the Controlling Creditors (under clause (a) or (b) of the definition thereof, as applicable) shall provide other instructions in accordance with this Agreement.

“Cash Control Instruction” means an instruction to the Collateral Agents by a Representative of any Series of Secured Debt as to which an Event of Default has occurred and is continuing, to exercise Cash Control.

“Cash Equivalents” means (x) in the case of U.S. dollars and accounts located in the United States, any or all of the following:

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(1)            direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within one year from the date of acquisition thereof;

(2)            direct obligations of state and local government entities, in each case maturing within one year from the date of acquisition thereof, which have a rating of at least A- (or the equivalent thereof) from S&P, A3 (or the equivalent thereof) from Moody’s or A- (or the equivalent thereof) from Fitch;

(3)            obligations of domestic or foreign companies and their subsidiaries (including, without limitation, agencies, sponsored enterprises or instrumentalities chartered by an Act of Congress, which are not backed by the full faith and credit of the United States), including, without limitation, bills, notes, bonds, debentures, and mortgage-backed securities, in each case maturing within one year from the date of acquisition thereof;

(4)            commercial paper maturing within 365 days from the date of acquisition thereof and having, at such date of acquisition, a rating of at least A-2 (or the equivalent thereof) from S&P, P-2 (or the equivalent thereof) from Moody’s or F2 (or the equivalent thereof) from Fitch;

(5)            certificates of deposit (including investments made through an intermediary, such as the certificated deposit account registry service), banker’s acceptances, time deposits, Eurodollar time deposits and overnight bank deposits maturing within one year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any other commercial bank of recognized standing organized under the laws of the United States or any State thereof that has a combined capital and surplus and undivided profits of not less than US$250.0 million;

(6)            fully collateralized repurchase agreements with a term of not more than six months for underlying securities that would otherwise be eligible for investment;

(7)            money in an investment company registered under the Investment Company Act of 1940, as amended, or in pooled accounts or funds offered through mutual funds, investment advisors, banks and brokerage houses which invest its assets in obligations of the type described in clauses (1) through (6) above. This could include, but not be limited to, money market funds or short-term and intermediate bonds funds;

(8)            money market funds that (A) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (B) are rated AAA (or the equivalent thereof) by S&P, AAA (or the equivalent thereof) by Moody’s or AAA (or the equivalent thereof) from Fitch and (C) have portfolio assets of at least US$5.0 billion;

(9)            deposits available for withdrawal on demand with commercial banks organized in the United States having capital and surplus in excess of US$100.0 million;

(10)         securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A- by S&P, A3 by Moody’s or A- (or the equivalent thereof) from Fitch; and

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(11)         any other securities or pools of securities that are classified under IFRS as cash equivalents or short-term investments on a balance sheet;

and

(y) in the case of Brazilian real, and accounts located in Brazil, any or all of the following:

(1)            Brazilian real, U.S. dollars, or money in other currencies received in the ordinary course of business that are readily convertible into U.S. dollars;

(2)            securities issued or directly and fully guaranteed or insured by the United States or the Brazil governments or any agency or instrumentality of the United States or Brazil governments (provided that the full faith and credit of the United States or Brazil, as the case may be, is pledged in support of those securities) either having maturities of not more than 12 months from the date of acquisition;

(3)            (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the Republic of Brazil or any political subdivision thereof or the United States or any state thereof having capital, surplus and undivided profits in excess of US$500.0 million whose long-term debt is rated “A-2” or higher by Fitch or S&P or “P-2” or higher by Moody’s (or such similar equivalent rating) by at least one nationally recognized statistical rating organization (as defined under Rule 436 of the Securities Act);

(4)            repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)            commercial paper rated A-1 or higher by Fitch or S&P or P-1 or higher by Moody’s (or such similar equivalent rating) and maturing no later than one year after the date of acquisition; and

(6)            money market funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (5) above.

“Cayman Equitable Share Mortgages” means the equitable share mortgages (as confirmed and supplemented from time to time) over (i) shares in IP Co, dated the Closing Date between IP HoldCo and the U.S. Collateral Agent and (ii) shares in IP HoldCo, dated the Closing Date, between each of (a) Azul Linhas (b) IntelAzul, (c) Azul Viagens and (d) the Parent Guarantor and the U.S. Collateral Agent, each for the benefit of the Secured Parties.

“Chapter 11 Case Milestones” means that, during any time that any Obligor (each a “Chapter 11 Debtor”) is subject to a proceeding under chapter 11 of the Bankruptcy Code (provided that, if Azul Linhas is not such Obligor, Azul Linhas is also subject to such a proceeding at such time):

(a)            the Obligors shall continue to perform its respective obligations under the Transaction Documents and there shall be no material interruption in the flow of funds under such Transaction Documents (including the use of the Collection Accounts to receive payments as contemplated by the Transaction Documents) in accordance with the terms thereunder (in each case other than any payment default in respect of principal under any of the Transaction Documents that has become due as a result of a Bankruptcy Automatic Acceleration); provided, that (i) the performance by the Obligors under this clause

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(a) shall in all respects be subject to any applicable materiality qualifiers, cure rights and/or grace periods provided for under the respective Transaction Documents, and (ii) the Obligors shall have forty five (45) days from the Petition Date (as defined below) to cure any failure to perform that requires court authorization to perform;

(b)            the Chapter 11 Debtors shall file with the applicable U.S. bankruptcy court (the “Bankruptcy Court”), within ten (10) days of the date of petition in respect of such proceeding under chapter 11 of the Bankruptcy Code (the “Petition Date”), a customary and reasonable motion to assume all Transaction Documents to which such Chapter 11 Debtors are a party under section 365 of the Bankruptcy Code (the “Assumption Motion”), and shall thereafter pursue (including by contesting any objections to) the approval of the Assumption Motion;

(c)            the Bankruptcy Court shall have entered a customary and reasonable final order (the “Assumption Order”) granting the Assumption Motion, within sixty (60) days after the Petition Date, and such Assumption Order shall not be amended, stayed, vacated, or reversed;

(d)            the parties agree and acknowledge that the Assumption Motion and Assumption Order shall be customary and reasonable and the Assumption Order shall provide, among other things, that: (i) the Chapter 11 Debtors are authorized to assume and perform all obligations under the applicable Transaction Documents and implement actions contemplated thereby and, pursuant to the Assumption Order, will assume such Transaction Documents pursuant to section 365 of the Bankruptcy Code; (ii) such Transaction Documents are binding and enforceable against the parties thereto in accordance with their terms, without exception or amendment; (iii) any amounts payable under such Transaction Documents are actual and necessary costs and expenses of preserving the Chapter 11 Debtors’ estates and shall be entitled to priority as an allowed administrative expenses of the Chapter 11 Debtors pursuant to sections 503(b) and 507(a)(2) of the Bankruptcy Code; (iv) the Chapter 11 Debtors must cure any defaults under such Transaction Documents as a condition to assumption; and (v) the Chapter 11 Debtors are authorized to take any action necessary to implement the terms of the Assumption Order;

(e)            each of the Chapter 11 Debtors and each other Obligor (i) shall not take any action to materially interfere with the assumption of the applicable Transaction Documents, or support any other Person to take any such action; and (ii) shall take all steps commercially reasonably necessary, to contest any action that would materially interfere with the assumption of such Transaction Documents, including, without limitation, litigating any objections and/ or appeals;

(f)             each of the Chapter 11 Debtors and each other Obligor (i) shall not file any motion seeking to avoid, reject, disallow, subordinate, or recharacterize any obligation under the applicable Transaction Documents or support any other person to take any such action and (ii) shall take all steps commercially reasonably necessary, to contest any action that would seek to avoid, reject, disallow, subordinate, or recharacterize any obligation under such Transaction Documents, including, without limitation, litigating any objections and/or appeals;

(g)            in the event there is an appeal of the Assumption Order, the Chapter 11 Debtors shall pursue a court order requiring any appellants to post a cash bond in an amount equal to US$50 million, to an account held solely for the sole benefit of the Secured Parties;

(h)            the proceeding under chapter 11 under the Bankruptcy Code shall not, and is not converted into, a case under chapter 7 of the Bankruptcy Code; and

(i)             each of any plan of reorganization filed or supported by any Chapter 11 Debtor shall either (i) expressly provide for assumption of the Transaction Documents to which such Chapter 11 Debtor is

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party and reinstatement or replacement of each of the related guarantees, subject to applicable cure periods or (ii) provide that all Secured Obligations are paid in full in cash on the effective date of the plan of reorganization.

For the avoidance of doubt, notwithstanding the foregoing, during the pendency of and following any stay or appeal of the Assumption Order, the Obligors must continue to perform all obligations under the Transaction Documents, including making any and all payments under the Transaction Documents in accordance with the terms thereof and as described above (in each case other than any payment default under any of the Transaction Documents as a result of a Bankruptcy Automatic Acceleration) and, in the event of any such payment default (subject to any applicable cure or grace periods under the applicable Transaction Documents and except as provided above), nothing shall limit any of the Holders’, the Trustee’s or any Collateral Agent’s rights and remedies including but not limited to any termination rights under the Transaction Documents.

“Claim” means any and all claims (as defined in section 101(5) of the Bankruptcy Code) against any Obligor and its property, whether or not asserted, including (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed undisputed, secured, or unsecured.

“Closing Date” means the date of original issuance of the Superpriority Notes, which is the date of this Agreement.

“Clube Azul” means the subscription-based product of the Parent Guarantor or any of its Subsidiaries through which members pay a recurring amount per month in exchange for Currency under the Azul Fidelidade Program, access to promotions and other benefits which is operated, owned or controlled, directly or indirectly, by the Parent Guarantor or any of its Subsidiaries, as in effect from time to time, whether under the “Clube Azul” name or otherwise, in each case including any similar or successor products, services or programs.

“Collateral” means each asset of any Obligor in which a security interest has been granted pursuant to any Collateral Document and includes all Additional Collateral in which a Lien is granted in favor of any Collateral Agent or Applicable Collateral Representative, but excludes any Non-Shared Collateral.

“Collateral Account” means, individually or collectively as the context may require, the USD Collateral Account and the BRL Collateral Account.

“Collateral Agents” means, collectively, (i) the Brazilian Collateral Agent, and (ii) the U.S. Collateral Agent.

“Collateral Documents” means, (i) the Azul Brand, Loyalty, Travel and Cargo Collateral Documents, (ii) the Portuguese Notes Pledge, (iii) the IP Agreements in respect of (A) the rights of the U.S. Collateral Agent thereunder and (B) the rights of any IP Party thereunder after any exercise of remedies over the shares of such IP Party and (iv) any other agreements, instruments or documents that create or purport to create a Lien in the Collateral in favor of the Trustee, the U.S. Collateral Agent, any other collateral agent or representative for the benefit of all of the Secured Parties, in each case, as may be amended, amended and restated, supplemented or otherwise modified from time to time, and so long as such agreement, instrument or document shall not have been terminated in accordance with its terms.

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“Collection Account” means, individually or collectively as the context may require, (i) the Azul Fidelidade Receivables Deposit Account, (ii) the Azul Viagens Receivables Deposit Account, (iii) the Azul Cargo Receivables Deposit Account and (iv) the USD Azul Cargo Receivables Deposit Account.

“Contributed Intellectual Property” means (a) the Azul Brand IP and (b) the Azul Other IP. For the avoidance of doubt, no assets or property of any Permitted Business Combination Entity shall constitute Contributed Intellectual Property.

“Contribution Agreements” means (a) that certain amended and restated Contribution Agreement (Contributing Parties to IP HoldCo), dated as of the date hereof, by and among Azul, Azul Linhas, IntelAzul, Azul Viagens and IP HoldCo, and (b) that certain amended and restated Contribution Agreement (IP HoldCo to IP Co), dated as of the date hereof, by and between IP HoldCo and IP Co.

“Controlled Accounts” means the Collection Accounts, the Payment Accounts, the Blocked Accounts, and the Collateral Accounts.

“Controlling Creditors” means (a) with respect to any amendments under Section 5.02 and any Remedies Action other than Specified Rights, (i) prior to the Majority First Priority Collateral Enforcement Date, the Required Superpriority Debtholders and (ii) after the Majority First Priority Collateral Enforcement Date, the Required First Priority Debtholders, (b) with respect to Specified Rights at any time, the Majority Total Debtholders and (c) with respect to Cash Control, any Representative when an Event of Default has occurred and is continuing in respect of Secured Debt for which such Person is Representative.

“Convertible Debentures” means the convertible debentures (ISIN:BRAZULDBP005) issued by the Parent Guarantor pursuant to the Convertible Debentures Indenture and guaranteed by the other Obligors pursuant to the Convertible Debentures Indenture and the Convertible Debentures New York Law Guarantee which, if the Convertible Debentures are replaced with a substantially economically equivalent New York law-governed instrument after the Closing Date, shall include any such instrument.

“Convertible Debentures Indenture” means the Private Instrument of Indenture for the First Issuance of Debentures Convertible Into Preferred Shares Guaranteed by Collateral with Additional Guarantee of Azul S.A. (Instrumento Particular de Escritura de Emissão de Debêntures Conversíveis em Ações Preferenciais, da Espécie com Garantia Real, com Garantia Fidejussória Adicional, da Primeira Emissão de Azul S.A.) dated October 26, 2020 (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time) pursuant to which the Convertible Debentures have been issued and are guaranteed by the Obligors pursuant to the laws of Brazil which, if the Convertible Debentures are replaced with substantially economically equivalent New York law-governed instrument after the Closing Date, shall include any agreements, indentures or other transaction documents governing such instrument.

“Convertible Debentures New York Law Guarantee” means the amended and restated guarantee agreement dated the Closing Date between the Parent Guarantor, Azul Linhas and the Convertible Debentures Representative (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time) pursuant to which the obligations under the Convertible Debentures are guaranteed pursuant to a guarantee governed by the laws of the State of New York.

“Convertible Debentures Secured Debt Documents” means the Convertible Debentures, the Convertible Debentures Indenture and the Convertible Debentures New York Law Guarantee.

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“Convertible Debentures Secured Parties” means the Convertible Debentures Representative, the Brazilian Collateral Agent (in its capacity as collateral agent for the Convertible Debentures) and the holders of the Convertible Debentures.

“Convertible Debentures Secured Obligations” means the obligations of the Obligors under the Convertible Debentures, the Convertible Debentures Indenture and the Convertible Debentures New York Law Guarantee.

“Currency” means points, miles and/or other units that are a medium of exchange constituting a convertible, virtual, and private currency that is tradable property and that can be sold or issued to Persons.

“Currency Conversion Rate” means the PTAX Rate on (a) for purposes of the Payment Waterfalls, each Allocation Date, and (b) for purposes of the Post-Default Waterfalls, the date that is two (2) Business Days before the applicable Post-Default Distribution Date.

“Database Control Agreements” means the database control agreements required to be entered into by and among Azul, Azul Linhas, IntelAzul and Azul Viagens, as applicable, pursuant to the terms and conditions of the Contribution Agreements.

“Deeds of Undertaking” means (i) the deed of undertaking entered into on July 14, 2023 among IP Co, IP HoldCo, the U.S. Collateral Agent and Walkers Fiduciary Limited and (ii) the deed of undertaking entered into on July 14, 2023 among IP HoldCo, the Parent Guarantor, Azul Linhas, IntelAzul, Azul Viagens, the U.S. Collateral Agent and Walkers Fiduciary Limited.

“Default” means any event that, unless cured or waived, is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Delayed Draw Escrow Account” means a segregated account in U.S. dollars, in the name of the U.S. Collateral Agent, subject to the Delayed Draw Escrow Account Security Agreement and the Delayed Draw Escrow Account Control Agreement (under the sole dominion and control of the relevant Account Bank under the direction of the U.S. Collateral Agent), and under the sole dominion and control of the U.S. Collateral Agent into which the proceeds of any enforcement of the Non-Shared Collateral shall be transferred when a Remedies Direction has been given and remains in effect and to the extent directed pursuant to an Act of Controlling Creditors.

“Delayed Draw Escrow Account Collateral” means (i) the Delayed Draw Escrow Account, (ii) the Delayed Draw Escrow Account Security Agreement, and (iii) the Delayed Draw Escrow Account Control Agreement.

“Delayed Draw Escrow Account Control Agreement” means an Account Control Agreement governed by New York law in respect of the Delayed Draw Escrow Account entered into between the Issuer, the U.S. Collateral Agent and UMB Bank, N.A. on the Closing Date, as amended from time to time.

“Delayed Draw Escrow Account Security Agreement” means that certain Security Agreement granting a security interest in the Delayed Draw Escrow Account in favor of the U.S. Collateral Agent, governed by New York law, dated the Closing Date, among the Issuer and the U.S. Collateral Agent, as it may be amended and restated from time to time. For the avoidance of doubt, the Delayed Draw Escrow Account Security Agreement is Non-Shared Collateral.

“Designated Azul Cargo Credit Card and Debit Card Receivables” means credit card and debit card receivables generated by the Azul Cargo Business.

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“Designated Azul Fidelidade Credit Card and Debit Card Receivables” means all Brazilian real-denominated credit card and debit card receivables generated by the Azul Fidelidade Program which relate to (A) purchases of Points by customers, and (B) membership fees from members of Clube Azul.

“Designated Azul Viagens Credit Card and Debit Card Receivables” means all the Brazilian real-denominated credit card and debit card receivables generated by the Azul Viagens Business.

“DIP Financing” has the meaning assigned to such term in Section 6.01(a).

“DIP Financing Liens” has the meaning assigned to such term in Section 6.01(b).

“Discharge of First Priority Secured Obligations” means the irrevocable payment in full in cash of the principal of and interest (including interest and other amounts accruing (or which would, absent the commencement of an insolvency proceeding, accrue) on or after the commencement of any insolvency proceeding, whether or not such interest would be allowed in such insolvency proceeding), premium and all other amounts (including penalties) due and owing with respect to all indebtedness outstanding under the First Priority Secured Debt Documents (other than unasserted contingent indemnification obligations and unasserted expense reimbursement obligations) whether or not such amounts are disallowed vis-a-vis the Obligors, and, for purposes of this definition, the AerCap Secured Obligations shall constitute principal and interest up to the AerCap Secured Obligations Cap.

“Discharge of Superpriority Secured Obligations” means the irrevocable payment in full in cash of the principal of and interest (including interest and other amounts accruing (or which would, absent the commencement of an insolvency proceeding, accrue) on or after the commencement of any insolvency proceeding, whether or not such interest would be allowed in such insolvency proceeding), premium, and all other amounts (including penalties) due and owing with respect to all indebtedness outstanding under the Superpriority Secured Debt Documents (including the Superpriority Secured Debt Documents) (other than unasserted contingent indemnification obligations and unasserted expense reimbursement obligations) whether or not such amounts are disallowed vis-a-vis the Obligors.

“Disposition” means, with respect to any property, any sale, lease, sale and leaseback, conveyance, transfer, license or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Distribution Date” means any date on which interest, principal or premium is due and payable under one or more Series of Secured Debt, and any scheduled payment date for a Waterfall AerCap Payment under the AerCap Secured Obligations which is deemed to be a Distribution Date pursuant to Section 4.05(b).

“Dual-Class Sunset Effective Date” means the date on which the share capital (capital social) of the Parent Guarantor, (i) ceases to be comprised of common shares (ações ordinárias) and preferred shares (ações preferenciais), and (ii) becomes comprised solely of a single class of common shares (ações ordinárias).

“EBITDAR” means, with respect to any Person, in respect of any Calculation Period, income (loss) of such Person and its consolidated Subsidiaries for such Calculation Period plus:

(i)       financial result, net for such Calculation Period (which, if financial result, net is an expense, shall be added back to income (loss) and, if financial result net, is an income, shall be deducted from income (loss));

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(ii)       income tax and social contribution (including deferred income tax and social contribution) determined on a consolidated basis for such Calculation Period;

(iii)       all depreciation and amortization expenses determined on a consolidated basis for such Calculation Period;

(iv)       rental expense determined on a consolidated basis for such Calculation Period;

(v)       any extraordinary, unusual, exceptional or non-recurring items, to the extent such items were included in computing such income (loss); provided that the inclusion of non-recurring items shall be limited to 5.0% of the aggregate EBITDAR of the Parent Guarantor and the Permitted Business Combination Parent Company on a pro forma basis after giving effect to the Public Company Business Combination Transaction, in each case calculated on a consolidated basis for such Calculation Period (calculated after giving full effect to the pro forma adjustments set forth in this paragraph (v)); provided that such 5.0% limit shall not apply to (1) non-recurring items that are non-cash and relate to aircraft, fleet, leases and right of use assets and similar items, and (2) non-recurring professional fees, commissions and expenses (including professional advisors, legal counsel, financial advisors and investment banks) for such Calculation Period that relate to the Parent Guarantor’s restructuring and recapitalization transactions in 2024 and 2025, as applicable, and the Permitted Change of Control; provided further that the Parent Guarantor shall exclude both gains and losses on a consistent basis in the calculation of EBITDAR (as determined by the Parent Guarantor in good faith) and each shall be separately subject to the 5% limitation set forth above without any netting of gains and losses; and

(vi)       upon and after the occurrence of a Permitted Change of Control Effective Date (including any calculations in relation to determining whether a Permitted Change of Control has occurred), an amount equal to the “run rate” adjustment required to give effect to cost savings, expense reductions, cost synergies (and excluding revenue synergies), operating improvements and enhancements (“Synergies”) projected by the Parent Guarantor in good faith to be reasonably expected to be realizable (calculated on a pro forma basis as though such Synergies had been realized on the first day of the Calculation Period) as a result of any actions taken or to be taken by the Parent Guarantor and its Subsidiaries (which actions shall include the consummation of the Permitted Change of Control), net of the amount of actual benefits realized or expected to be realized during such Calculation Period that are otherwise included in the calculation of EBITDAR from such actions; provided that such Synergies are reasonably identifiable and are reasonably expected to be realized within 12 months after a Permitted Change of Control Effective Date, with certification thereof pursuant to an Officer’s Certificate; provided further that (a) no Synergies shall be added pursuant to this paragraph (vi) to the extent duplicative of any expenses or charges otherwise added to EBITDAR, whether through a pro forma adjustment, add back exclusion or otherwise, for such Calculation Period, and (b) the aggregate amount added pursuant to this paragraph (vi) for any Calculation Period shall not exceed 10.0% of the aggregate EBITDAR of the Parent Guarantor and the Permitted Business Combination Parent Company on a pro forma basis after giving effect to the Public Company Business Combination Transaction, in each case calculated on a consolidated basis for such Calculation Period (calculated after giving full effect to the pro forma adjustments set forth in this paragraph (vi)).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Default” means any “event of default” or equivalent event under any Series of Secured Debt (i.e., an event that with the giving of notice, if required, would permit the holders to declare such Series of Secured Debt to be due and payable), or, in the case of the AerCap Secured Obligations, would permit any Relevant Lessor to terminate the leasing of an aircraft under any Relevant Lease (howsoever described).

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Fiduciary Assignment” means a fiduciary assignment (cessão fiduciária) governed by the laws of Brazil.

“Fiduciary Transfer” means a fiduciary transfer (alienação fiduciária) governed by Brazilian law.

“First Out Consent Fee Exchangeable Notes” means the New York law governed senior secured exchangeable notes to be issued by the Issuer and guaranteed by the Obligors pursuant to the mandatory exchange provisions of the New First Out Notes, which First Out Consent Fee Exchangeable Notes, when issued, shall constitute Additional First Priority Secured Debt, pursuant to and in accordance with this Agreement (including Section 8.07).

“First Priority Secured Debt” means each of (i) the New First Out Notes, (ii) the AerCap Secured Obligations, (iii) the Convertible Debentures and (iv) each series of Additional First Priority Secured Debt. For the avoidance of doubt, the New Second Out Notes and the Superpriority Notes do not constitute First Priority Secured Debt.

“First Priority Secured Debt Documents” means each of (i) the New First Out Notes Documents, (ii) the Convertible Debentures Secured Debt Documents, (iii) the Relevant Leases, as amended pursuant to the terms of the Global Framework Agreement and (iv) each financing agreement evidencing Additional First Priority Secured Debt and the related financing documents executed in connection therewith governing the designation of Additional First Priority Secured Debt in accordance with this Agreement.

“First Priority Secured Debt Representative” means (a) in the case of the New First Out Notes, the Trustee (b) in the case of the AerCap Secured Obligations, the AerCap Representative (c) in the case of the Convertible Debentures, Vórtx Distribuidora de Títulos e Valores Mobilários Ltda. and (d) in the case of any other First Priority Secured Debt, the trustee, agent or representative of the holders of such First Priority Secured Debt who maintains the transfer register for such Series of First Priority Secured Debt and (i) is appointed as a representative of the holders of such First Priority Secured Debt (for purposes related to the administration of the First Priority Secured Debt Documents) pursuant to the First Priority Secured Debt Documents, together with its successors in such capacity, and (ii) who has executed a joinder to this Agreement and such Indebtedness is governed by a credit agreement, note purchase agreement, indenture, debenture or other agreement that includes a confirmation of the sharing of Liens and priorities with the other First Priority Secured Debt.

“First Priority Secured Obligations” means, in each case, without duplication, (a) the First Priority Secured Debt and all other Obligations in respect of First Priority Secured Debt (including the Convertible Debentures Secured Obligations and the AerCap Secured Obligations) to the extent provided in the relevant First Priority Secured Debt Documents, (b) any and all sums due and owing to any Collateral Agent, any First Priority Secured Debt Representative, and the Trustee, and (c) in the event of any proceeding for the collection or enforcement of the obligations described in clauses (a) and (b) above after a Remedies Direction has been provided (including any Remedies Action), the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Collateral Agent of its rights under the Collateral Documents, together with any reasonable, documented, out-of-pocket attorneys’ fees and court costs.

“First Priority Secured Parties” means the First Priority Secured Debt Representatives and the holders of First Priority Secured Obligations (including the Convertible Debentures Secured Parties and the AerCap Secured Parties).

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“Fitch” means Fitch, Inc., also known as Fitch Ratings, and its successors.

“Freeflow Account” means an unrestricted account of Azul Linhas maintained in Brazil (which, with respect to the Freeflow Account corresponding to the USD Azul Cargo Receivables Deposit Account, shall also be permitted to be maintained in the United States). For the avoidance of doubt, the Freeflow Accounts do not constitute Collateral.

“Global Framework Agreement” means that certain global framework agreement, dated December 31, 2024, between Azul Linhas, as lessee, Azul S.A., as guarantor, Azul Investments LLP, as note issuer, Azul Secured Finance LLP, as exchangeable note issuer, the entities identified therein as lessors, Ballyfin Aviation II Limited, as investor, AerCap Ireland Limited, as servicer.

“Governmental Authority” means the government of the United States of America, Brazil, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank organization, or other entity exercising executive, legislative, judicial, taxing or regulatory powers or functions of or pertaining to government. Governmental Authority shall not include any Person in its capacity as an Airport Authority.

“Grantor” means each Obligor that shall at any time pledge Collateral under a Collateral Document.

“Guarantee” means a guarantee (other than (i) by endorsement of negotiable instruments for collection or (ii) customary contractual indemnities, in each case in the ordinary course of business), direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions).

“Guarantors” means the Issuer, in its capacity as guarantor with respect to any Secured Debt, and those entities listed on Schedule I hereto and each other entity that becomes a Guarantor pursuant to the terms of any Superpriority Secured Debt Documents, any First Priority Secured Debt Documents or any Second Priority Secured Debt Documents.

“Hedging Obligations” means, with respect to any Person, all obligations and liabilities of such Person under:

(1)            interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)            other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)            other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, fuel prices or other commodity prices, but excluding (x) clauses in purchase agreements and maintenance agreements pertaining to future prices and (y) fuel purchase agreements and fuel sales that are for physical delivery of the relevant commodity.

“Holders” means, with respect to any Series of Secured Debt, registered holders, lenders of record or purchasers of record (in the case of any private placement), or equivalent creditors of record, in respect of such Series of Secured Debt, and for purposes of the AerCap Secured Obligations, the Relevant Lessors.

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“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board which are in effect from time to time.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding air traffic liability, accrued expenses and trade payables), whether or not contingent:

(1)            in respect of borrowed money;

(2)            evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)            in respect of banker’s acceptances;

(4)            representing Capital Lease Obligations;

(5)            representing the balance deferred and unpaid of the purchase price of any property or services due more than six (6) months after such property is acquired or such services are completed, but excluding in any event trade payables arising in the ordinary course of business; or

(6)            representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with IFRS.

In addition, the term “Indebtedness” includes all Indebtedness of other Persons secured by a Lien on any assets of the Person specified in the first sentence of this definition (whether or not such Indebtedness is assumed by the specified Person), the amount of such Indebtedness being deemed to be the lesser of the value of such assets or the amount of the obligation so secured.

Notwithstanding the foregoing, “Indebtedness” shall be deemed to include any additional indebtedness or debt (however described or defined) that is secured by the terms of a Series of Secured Debt.

“Independent Director” means, at any time with respect to any IP Party, a director of such IP Party that (1) satisfies the Independent Director Criteria at such time and (2) is a duly appointed “Independent Director” under and as defined in the Specified Organizational Document of such IP Party.

“Independent Director Criteria” means criteria that shall be satisfied only in respect of a natural person that (a) is a director who has prior experience as an independent director, independent manager or independent member with at least three years of employment experience; (b) is provided by a company nationally recognized in the United States or the Cayman Islands for providing professional independent managers and directors, that is not an Affiliate of any Obligor or the U.S. Collateral Agent and that provides professional independent managers and directors and other corporate services in the ordinary course of its business, and which individual is duly appointed as an Independent Director; and (c) is not, and has never been, and will not while serving as Independent Director be, any of the following: (i) a member, partner, equityholder, manager, director, officer or employee of the Issuer or any of its equityholders, the U.S. Collateral Agent or any Affiliates of the foregoing (except immaterial equity ownership in Parent Guarantor or other than as an Independent Director of any IP Party or any other Affiliate of an IP Party that is required by a creditor to be a single purpose bankruptcy-remote entity, provided that such Person is employed by a

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company that routinely provides professional independent managers or directors); (ii) a creditor, supplier or service provider (including provider of professional services) to either IP Party, the U.S. Collateral Agent or any of their respective equityholders or Affiliates (other than a nationally recognized company that routinely provides professional independent managers and directors and other corporate services to the Issuer, the U.S. Collateral Agent or any of their respective equityholders or Affiliates in the ordinary course of business); (iii) a family member of any such member, partner, equityholder, manager, director, officer, employee, creditor, supplier or service provider; or (iv) a Person that controls (whether directly, indirectly or otherwise) any Person included in any of clause (i), (ii) or (iii) above.

“Initial Superpriority Notes” means the Floating Rate Superpriority PIK Toggle Notes due 2030.

“Insolvency or Liquidation Proceeding” means (a) any voluntary or involuntary case or proceeding under the Bankruptcy Code or other applicable Bankruptcy Law with respect to any Obligor, (b) any other voluntary or involuntary insolvency, reorganization, restructuring, composition or bankruptcy case or proceeding, or any receivership, liquidation (including provisional liquidation), reorganization or other similar case or proceeding with respect to any Obligor or with respect to a material portion of the assets or liabilities of any Obligor, (c) any liquidation (including provisional liquidation), dissolution, reorganization, restructuring, composition or winding-up of any Obligor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (d) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of any Obligor.

“IntelAzul” means IntelAzul S.A., a Brazilian corporation (sociedade por ações) with its head office at Barueri, State of São Paulo, at Avenida Marcos Penteado de Ulhoa Rodrigues, 939, 9th Floor, Edifício Jatobá, Condomínio Castelo Branco Office Park, Tamboré, CEP 06460-040, registered at the National Registry of Legal Entities of the Ministry of Finance (Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda - CNPJ) under No. 02.428.624/0001-30.

“Intellectual Property” means all patents and patent applications, registered trademarks or service marks and applications to register any trademarks or service marks, brand names, trade dress, know-how, registered copyrights and applications for registration of copyrights, Trade Secrets, domain names, social media accounts and other intellectual property, whether registered or unregistered, including unregistered copyrights in software and source code and applications to register any of the foregoing; provided that Intellectual Property shall not include Azul Fidelidade Customer Data, Azul Traveler Data, Azul Cargo Customer Data or Azul Viagens Customer Data.

“Intercompany Loan Agreements” means any intercompany loan agreement entered into between the Issuer and the Parent Guarantor, Azul Linhas or any of their respective Subsidiaries pursuant to which the cash proceeds of the issuance or incurrence of any Secured Debt (other than AerCap Secured Obligations) received by the Issuer were loaned to the Parent Guarantor, Azul Linhas or any of their respective Subsidiaries.

“Intercompany Loans Fiduciary Assignment” means the amended and restated fiduciary assignment (cessão fiduciária) in respect of in respect of the receivables under the Intercompany Loan Agreements (which payment shall, following a Remedies Direction, be made into the BRL Payment Account located in Brazil), governed by Brazilian law.

“Interest Protection Payments” has the meaning set forth in the definition of “Specified Rights”.

“Investments” means, with respect to any Person, all direct or indirect investments made by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances (but excluding advance payments and deposits for goods and services in the ordinary

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course of business) or capital contributions (excluding commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of indebtedness, equity interests or other securities of other Persons, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS.

“IP Agreements” means: (a) each Contribution Agreement; (b) each IP License; (c) the Management Agreement, and (d) each other contribution agreement, license or sublicense related to the Contributed Intellectual Property that is required to be entered into after the Closing Date pursuant to the terms of any Transaction Documents.

“IP Co” means Azul IP Cayman Ltd., a Cayman Islands exempted company.

“IP HoldCo” means Azul IP Cayman Holdco Ltd., a Cayman Islands exempted company.

“IP License” means (a) that certain amended and restated license agreement (the “Head License”) entered into between IP Co and IP HoldCo dated as of the Closing Date, pursuant to which IP Co has granted to IP HoldCo (in such capacity, a “Licensee”) an exclusive, worldwide license to the Contributed Intellectual Property (with the right to sublicense solely to Azul Linhas), and (b) that certain amended and restated sublicense agreement (the “Sublicense”) entered into among IP HoldCo, Azul Linhas and, solely for the purposes described therein, the Parent Guarantor, dated as of the Closing Date, pursuant to which IP HoldCo has granted Azul Linhas (in such capacity, a “Sublicensee”) an exclusive, worldwide sublicense to the Contributed Intellectual Property.

“IP License Fee” means, collectively, the quarterly license fee (a) due and payable by Azul Linhas pursuant to the Sublicense in an amount equal to fifty million dollars (US$50,000,000) and (b) due and payable by IP HoldCo pursuant to the Head License in an amount equal to fifty million dollars (US$50,000,000), in each case subject to, and only on the terms and conditions set forth in the IP Licenses.

“IP Manager” means Azul Linhas in its capacity as the manager under the Management Agreement.

“IP Parties” means IP Co and IP HoldCo.

“Issuer” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Joinder Agreement” means a supplement to this Agreement substantially in the form of Annex II hereof required to be delivered by a Representative to the Brazilian Collateral Agent and the U.S. Collateral Agent pursuant to Section 8.07 hereof in order to include an additional Series of First Priority Secured Debt or Series of Second Priority Secured Debt hereunder and to become the Representative hereunder and any applicable Account Control Agreement for the First Priority Secured Parties or Second Priority Secured Parties, as applicable, under such Series of First Priority Secured Debt or Second Priority Secured Debt, as applicable.

“Leases Collateral” means any collateral held by, pledged to and/or granted in favor of any AerCap Party pursuant to, or in connection with, the Relevant Leases, and secures, or provides assurance for, the obligations of Azul Linhas pursuant to, or under, any Relevant Lease including without limitation:

(a)            any cash amounts held by any Relevant Lessor in connection with any Relevant Lease;

(b)            any letters of credit or equivalent issued in favor of any AerCap Party and any replacement thereof;

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(c)            any airframe or engine warranty rights; and

(d)            any assignments of the proceeds of the insurances and/or reinsurances in respect of the aircraft relating to any Relevant Lease,

but excluding the collateral the subject of:

(i)	the Quotas Fiduciary Assignment Agreement (Contrato de Alienação Fiduciária de Quotas), dated April 4, 2023, by and among AerCap Administrative Services Limited, as security agent, Azul Linhas and David Gary Neeleman, as grantors, and Azul Viagens, as intervening party; and
(ii)	the Receivables and Collateral Account Fiduciary Assignment Agreement (Contrato de Cessão Fiduciária de Recebíveis e Conta Garantia), dated April 14, 2023, by and among AerCap Administrative Services Limited, as security agent, TMF Brasil Administração e Gestão de Ativos Ltda., as onshore security agent, and Azul Viagens, as assignor, which collateral has since become subject to the Brazilian Collateral Documents.

“LGPD” means the Brazilian Federal Law No. 13,709, dated August 14, 2018, as amended (the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais)).

“License Termination Event” refers to any of an “Azul Brand Suspension Event,” “Azul Brand Termination Event,” and/or an “Other IP Termination Event.”

“Lien” means, with respect to any asset, any mortgage, lien, pledge, Fiduciary Assignment, Fiduciary Transfer, usufruct (usufruto), trust (fideicomisso), seizure (arresto), sequestration (sequestro), attachment (penhora), charge, license, security interest or similar encumbrance of any kind in respect of such asset, judicial or extrajudicial, voluntary or involuntary, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any option or other agreement to sell or give a security interest in and any agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (but excluding any lease, sublease, use or license agreement or swap agreement or similar arrangement by any Grantor described in the definition of Permitted Collateral Disposition).

“Loyalty Program” means (a) any customer loyalty program available to individuals (i.e., natural persons) that grants members in such program Currency based on a member’s purchasing behavior and that entitles a member to accrue and redeem such Currency for a benefit or reward, including flights and/or other goods and services, or (b) any other membership program (including a subscription-based product) available to individuals (i.e., natural persons) that grants members in such program benefits in connection with travel on an airline, including reduced costs on airfare, bag fees and upgrades.

“Majority First Priority Collateral Enforcement Date” means the 180 consecutive days after the occurrence of both (i) an Event of Default under a First Priority Secured Debt Document and (ii) the Applicable Collateral Representative’s receipt of written notice from the Representative under such First Priority Secured Debt Document that an Event of Default has occurred and is continuing and all of the First Priority Secured Debt Obligations under such First Priority Secured Debt Document are currently due and payable in full (whether as a result of the acceleration thereof or otherwise); provided that such date shall be tolled and shall not occur if (i) with respect to any Collateral, the Applicable Collateral Representative (acting at the direction of the Superpriority Noteholders) has commenced and is diligently pursuing the exercise of

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any rights and remedies with respect to all or a material portion of the Collateral, or (ii) an insolvency proceeding in respect of an obligor under any Series of Secured Debt has been commenced; provided further, if the circumstances described above subsequently occur, the Majority First Priority Collateral Enforcement Date shall be deemed (prospectively only) not to have occurred and the Representatives shall cease to take instructions from the Required First Priority Debtholders. If at any time the exercise of remedies is stayed due to a bankruptcy or insolvency proceeding of an Obligor, the 180-day period described above shall be tolled until such stay is no longer in effect.

“Majority Total Debtholders” means the holders of Secured Debt that hold 50.1% or more of the aggregate principal amount of all Secured Debt outstanding on any date of determination, determined across all Series of Secured Debt treated for this purpose as one class, provided that, for the purposes of the AerCap Secured Obligations, the payment obligations that comprise the AerCap Secured Obligations as of the relevant date shall be deemed to be principal amount for the purposes of this definition.

“Management Agreement” means that certain amended and restated management agreement entered into among IP Co, IP HoldCo, Azul Linhas and the U.S. Collateral Agent, dated as of the Closing Date, as amended from time to time, pursuant to which Azul Linhas will perform certain services for IP Co and IP HoldCo to manage the Contributed Intellectual Property.

“Material Adverse Effect” means a material adverse effect on (a) the consolidated business, operations or financial condition of the Parent Guarantor and its Subsidiaries, taken as a whole, (b) the validity or enforceability of the Transaction Documents or the rights or remedies of the Holders and the Superpriority Secured Parties or First Priority Secured Parties, as applicable, thereunder, (c) the ability of the Issuer to pay the Obligations under the Transaction Documents, (d) the validity, enforceability or collectability of the IP Agreements generally or any material portion of the IP Agreements, taken as a whole, (e) the value of the Collateral or the business and operations of the Azul Fidelidade Program and the Azul Viagens Business, taken as a whole or (f) the ability of the Obligors to perform their material obligations under the IP Agreements or this Agreement; provided, that no condition or event that has been publicly disclosed by the Parent Guarantor or any of its Subsidiaries on or prior to the Closing Date shall be considered a “Material Adverse Effect.”

“Member Profile Data” means, with respect to each member of the Azul Fidelidade Program (including Clube Azul) and to the extent in the possession or control of the Parent Guarantor or any of its Subsidiaries, such member’s (a) name, mailing address, email address, and phone numbers, (b) communication consent preferences, (c) total Currency balance, (d) third party engagement history, (e) accrual and redemption activity, including any data related to member segment designations or member segment activity or qualifications, (f) Azul Fidelidade Program (including Clube Azul) account or membership number, and (g) member status. For the avoidance of doubt, Member Profile Data excludes (i) Azul Traveler Data, (ii) any data relating to Azul Viagens Business transactions made by members of the Azul Fidelidade Program that is analogous to the Azul Traveler Data, and (iii) Azul Cargo Customer Data.

“Modifications” means any and all improvements, additions, changes, modifications, enhancements, corrections, updates, releases, revisions and versions.

“Moody’s” means Moody’s Investors Service, Inc.

“New 2029 Second Out Notes” means the 11.500% Senior Secured Second Out Notes due 2029 issued by the Issuer pursuant to the New Second Out Notes Indenture.

“New 2030 Second Out Notes” means the 10.875% Senior Secured Second Out Notes due 2030 issued by the Issuer pursuant to the New Second Out Notes Indenture.

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“New First Out Notes” means the 11.930% Senior Secured First Out Notes due 2028 issued by the Issuer pursuant to the New First Out Notes Indenture.

“New First Out Notes Documents” means the New First Out Notes Indenture, any note or global note issued pursuant to the New First Out Notes Indenture, any supplemental indentures to the New First Out Notes Indenture and any other instrument or agreement executed and delivered by the Issuer or any other Guarantor to the Trustee or either Collateral Agent.

“New First Out Notes Indenture” means the indenture dated January 28, 2025 relating to the New First Out Notes.

“New First Out Secured Debt Representative” means the Trustee.

“New First Priority Secured Debt” has the meaning assigned to such term in Section 8.07(a).

“New Second Priority Secured Debt” has the meaning assigned to such term in Section 8.07(a).

“New Second Out Exchangeable Notes” means the senior secured exchangeable notes to be issued by the Issuer and guaranteed by the Obligors pursuant to the mandatory exchange provisions of the New Second Out Notes, which New Second Out Exchangeable Notes, when issued, shall constitute Additional Second Priority Secured Debt, pursuant to and in accordance with this Agreement (including Section 8.07).

“New Second Out Notes” means the New 2029 Second Out Notes and New 2030 Second Out Notes.

“New Second Out Notes Indenture” means the indenture dated January 28, 2025 relating to the New Second Out Notes.

“New Second Out Notes Documents” means the New Second Out Notes Indenture, any note or global note issued pursuant to the New Second Out Notes Indenture, and any other instrument or agreement executed and delivered by the Issuer or any other Guarantor to the Trustee or either Collateral Agent.

“New Second Out Secured Debt Representative” means the Trustee.

“New Secured Debt” has the meaning assigned to such term in Section 8.07(a).

“New Secured Debt Representative” has the meaning assigned to such term in Section 8.07(a).

“Non-Compete” has the meaning set forth in the IP Licenses.

“Non-Shared Collateral” has the meaning set forth in Section 2.06.

“Obligations” means with respect to any Secured Debt, the unpaid principal of and premiums and interest on (including interest accruing after the maturity of such Secured Debt and interest accruing after the filing of any petition of bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Issuer, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) such Secured Debt and all other obligations and liabilities of the Obligors to the Representative or any Collateral Agent or any Holder, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which arise under the applicable Secured Debt Documents or the Collateral Documents, whether on account of principal, interest, make-whole premium, call premium, reimbursement obligations, fees, indemnities, out-of-pocket costs, and expenses (including

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all fees, charges and disbursements of counsel to the Representative or any Collateral Agent that are required to be paid by the Obligors pursuant to the terms of any Secured Debt Documents) or otherwise.

“Obligors” means the Issuer, the Parent Guarantor, the Guarantors and each Subsidiary of the Parent Guarantor that has granted a security interest pursuant to any Collateral Document to secure any Secured Obligations.

“Officer’s Certificate” has the meaning assigned to such term in Section 8.06.

“Other IP Termination Event” means any of the following:

(a)            any representation or warranty made by the applicable Licensee under the applicable IP License proves to be false or incorrect in any material respect when made or deemed made, and such representation or warranty, to the extent capable of being corrected, is not corrected within 20 Business Days after the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such failure;

(b)            a material breach of the Non-Compete by the applicable Licensee or the Parent Guarantor or any of its Subsidiaries that continues for more than 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such breach;

(c)            use of any licensed Intellectual Property under the applicable IP License by the applicable Licensee materially other than as permitted by the licenses or sublicenses granted under such IP License unless such use is discontinued within 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such unpermitted use;

(d)            use of any licensed Intellectual Property under the applicable IP License by a sublicensee of the applicable Licensee materially other than as permitted by the licenses or sublicenses granted under such IP License unless such use is discontinued, or the applicable sublicense is terminated, within 20 Business Days (or 60 Business Days if being cured or remedied in good faith) following the earlier of knowledge of such Licensee and written notice from the U.S. Collateral Agent (acting at the direction of the Controlling Creditors) to such Licensee of such unpermitted use;

(e)            Azul Linhas becomes subject to a proceeding under chapter 11 of the Bankruptcy Code and any of the Chapter 11 Case Milestones ceases to be met or complied with, as applicable;

(f)             (i) any Azul Brand License or Azul Other IP License ceases to be in full force and effect (as determined by a court of competent jurisdiction in a final non-appealable judgment) or is declared by a court of competent jurisdiction in a final non-appealable judgment to be null and void, or (ii) Azul Linhas, the Parent Guarantor or any of its Subsidiaries contests the validity or enforceability of any Contribution Agreement or any Azul Brand License or Azul Other IP License;

(g)            an Event of Default or equivalent event under any Series of Secured Debt has occurred (which, in relation to the AerCap Secured Obligations shall be limited to events of default relating to payment defaults); provided that none of the following shall constitute an Other IP Termination Event:

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(1)            the Parent Guarantor or any of its Subsidiaries (other than an IP Party or Permitted Business Combination Entity) becoming subject to a proceeding under chapter 11 of the Bankruptcy Code, so long as (i) Azul Linhas is or becomes subject to a proceeding under chapter 11 of the Bankruptcy Code at such time, and (ii) each of the Chapter 11 Case Milestones is met and otherwise complied with, as applicable; and

(2)            a proceeding under Brazilian Bankruptcy Law for the recognition of any proceeding under chapter 11 of the Bankruptcy Code as a foreign main proceeding (processo estrangeiro principal) or foreign non-main proceeding (processo estrangeiro não principal), so long as (i) Azul Linhas is among the Persons subject to such proceeding or proceedings under chapter 11 of the Bankruptcy Code in respect of which such recognition is being sought, (ii) no such recognition proceeding is inconsistent in any material respect with any Chapter 11 Case Milestone, (iii) such proceeding under Brazilian Bankruptcy Law is not converted into a Brazilian main proceeding, including a judicial reorganization (recuperação judicial), extrajudicial reorganization (recuperação extrajudicial) or a bankruptcy liquidation proceeding (falência), and (iv) such proceeding under chapter 11 of the Bankruptcy Code is recognized by the Brazilian bankruptcy court as a foreign main proceeding (processo estrangeiro principal) or foreign non-main proceeding (processo estrangeiro não principal) within 60 days of the initiation of such proceeding under Brazilian Bankruptcy Law; or

(h)            the termination of the other Azul Other IP License in accordance with its terms.

“Parent Change of Control” means any of the following events, unless such event constitutes a Permitted Change of Control:

(1)       the direct or indirect sale or transfer of all or substantially all the assets of the Parent Guarantor and its Subsidiaries, taken as a whole, to any transferee Person;

(2)       (i) prior to the Dual-Class Sunset Effective Date, at any time David Gary Neeleman ceases to be, or otherwise is not, the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Parent Guarantor and (ii) from and after the Dual-Class Sunset Effective Date, the consummation of any transaction (including, without limitation, by merger, consolidation, acquisition or any other means) as a result of which any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Parent Guarantor; or

(3)       the consummation of any Public Company Business Combination Transaction.

“Parent Guarantor” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Payment Account” means the USD Payment Account or the BRL Payment Account, as applicable.

“Payment Waterfalls” has the meaning set forth in Section 4.03(e).

“Permitted Acquisition Loyalty Program” means, subject to the terms and conditions of the Sublicense, a Loyalty Program owned, operated or controlled, directly or indirectly, by a Specified Acquisition Entity or any of its Subsidiaries or principally associated with such Specified Acquisition Entity or any of its Subsidiaries (in each case other than any Permitted Business Combination Entity), so long as (a) the Permitted Acquisition Loyalty Program is not operated in a fashion that is more competitive, taken

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as a whole, than the Azul Fidelidade Program (including Clube Azul), as determined by the Parent Guarantor in good faith, (b) neither any of the Obligors nor any of their respective Subsidiaries take any action that would reasonably be expected to disadvantage the Azul Fidelidade Program relative to the Permitted Acquisition Loyalty Program (including exiting from, terminating, cancelling or otherwise discontinuing the Azul Fidelidade Program), (c) no members of the Azul Fidelidade Program (including Clube Azul) are targeted for membership in the Permitted Acquisition Loyalty Program (excluding any general advertisements, promotions or similar general marketing activities related to the Permitted Acquisition Loyalty Program), (d) except as attributable to market or business conditions as determined in good faith by the Parent Guarantor, the Obligors and their respective Subsidiaries will devote substantially similar resources to the Azul Fidelidade Program (including Clube Azul), including distribution and marketing channels, as were applicable immediately prior to the consummation of the acquisition of the Specified Acquisition Entity and (e) neither any of the Obligors nor any of their respective Subsidiaries announce to the public, the members of the Azul Fidelidade Program (including Clube Azul) or the members of the Permitted Acquisition Loyalty Program that the Permitted Acquisition Loyalty Program is a primary Loyalty Program for the Parent Guarantor or any of its Subsidiaries.

“Permitted Acquisition Travel Package Business” means, subject to the terms and conditions of the Sublicense, a Travel Package Business owned, operated or controlled, directly or indirectly, by a Specified Acquisition Entity or any of its Subsidiaries (in each case other than any Permitted Business Combination Entity), or principally associated with such Specified Acquisition Entity or any of its Subsidiaries, so long as (a) the Permitted Acquisition Travel Package Business is not operated in a fashion that is more competitive, taken as a whole, than the Azul Viagens Business, as determined by the Parent Guarantor in good faith, (b) neither any of the Obligors nor any of their respective Subsidiaries take any action that would reasonably be expected to disadvantage the Azul Viagens Business relative to the Permitted Acquisition Travel Package Business (including exiting from, terminating, cancelling or otherwise discontinuing the Azul Viagens Business), (c) no customers of the Azul Viagens Business are targeted by the Permitted Acquisition Travel Package Business (excluding any general advertisements, promotions or similar general marketing activities related to the Permitted Acquisition Travel Package Business), (d) except as attributable to market or business conditions as determined in good faith by the Parent Guarantor, the Obligors and their respective Subsidiaries will devote substantially similar resources to the Azul Viagens Business, including distribution and marketing channels, as were applicable immediately prior to the consummation of the acquisition of the Specified Acquisition Entity and (e) neither any of the Obligors nor any of their respective Subsidiaries announce to the public, the customers of the Azul Viagens Business or the customers of the Permitted Acquisition Travel Package Business that the Permitted Acquisition Travel Package Business is the primary Travel Package Business for the Parent Guarantor or any of its Subsidiaries; provided that, notwithstanding the foregoing, no Travel Package Business shall be considered a Permitted Acquisition Travel Package Business from and after the Parent Guarantor ceasing to operate, or commencing the process of winding down, the operations of the Azul Viagens Business.

“Permitted Business” means any business that is the same as, or reasonably related, ancillary, supportive or complementary to, or a reasonable extension of, the business in which Azul and its Subsidiaries were engaged on the date hereof, including travel-related, leisure-related and cargo-related businesses, and travel, leisure, cargo and other support services and experiences and other similar services and experiences.

“Permitted Business Combination Entity” means, with effect from the Permitted Change of Control Effective Date, (i) the Permitted Business Combination Parent Company, and (ii) the direct and indirect Subsidiaries of the Permitted Business Combination Parent Company, including any Subsidiary created or acquired by a Permitted Business Combination Entity after the Permitted Change of Control Effective Date; provided that if at any time any Person described in the foregoing clauses (i) and (ii) becomes a Subsidiary of an Azul Group Entity (other than the Parent Guarantor), such Person ceases to be a Permitted Business

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Combination Entity. For the avoidance of doubt, no Subsidiary of the Parent Guarantor immediately prior to the Permitted Change of Control Effective Date and no other Azul Group Entity shall constitute a Permitted Business Combination Entity.

“Permitted Business Combination Parent Company” means, with effect from the Permitted Change of Control Effective Date, the Person that holds, directly or indirectly, all or substantially all of the business and assets of the Public Company Parties taken as a whole that are the subject of a Public Company Business Combination Transaction (which, for the avoidance of doubt, excludes the Azul Group Entities or any parent thereof whose assets are not composed exclusively or substantially exclusively of the assets of the Azul Group Entities and the Permitted Business Combination Entities).

“Permitted Change of Control” means any Public Company Business Combination Transaction (whether or not such Public Company Business Combination Transaction constitutes a Parent Change of Control) that either (1) is approved by a majority in principal amount of the outstanding Superpriority Notes, or (2) satisfies each of the following conditions:

(a)       the definitive agreement for such Public Company Business Combination Transaction is entered into on or prior to June 30, 2026;

(b)       on a pro forma basis, after giving effect to the Public Company Business Combination Transaction, the Total Leverage Ratio, calculated as of the last day of the Calculation Period most recently ended prior to the Permitted Change of Control Effective Date is not greater than 4.40 to 1.00;

(c)       the Required Cross Group Conditions are complied with;

(d)        no Default or Event of Default under any Series of Secured Debt has occurred is continuing or would result therefrom on the Permitted Change of Control Effective Date;

(e)        no Rating Decline (as defined in any Secured Debt Document that includes a provision equivalent to this definition) shall have occurred or result therefrom; and

(f)       the U.S. Collateral Agent shall have received an Officer’s Certificate from the Parent Guarantor stating that the conditions described in clauses (a) through (e) above have been satisfied and providing reasonably detailed supporting calculations for the calculation referred to in clause (b) above.

“Permitted Change of Control Effective Date” means (i) the date of consummation of a Permitted Change of Control, which shall be the first such date in the event there is more than one closing date and (ii) solely for purposes of Section 3.10(a) of the Superpriority Notes Indenture, the New First Out Notes Indenture and each Second Out Notes Indenture (and any corresponding provision in any other Secured Debt Document from time to time), the date of consummation of a Public Company Business Combination Transaction, which shall be the first such date in the event there is more than one closing date.

“Permitted Collateral Disposition” means any of the following:

(1)            the Disposition of Collateral expressly permitted under the applicable Collateral Documents, the proceeds of which are applied in accordance with the Transaction Documents;

(2)            the licensing or sublicensing or granting of similar rights of Intellectual Property or other general intangibles pursuant to any Azul Fidelidade Agreement or Azul Viagens Agreement or as otherwise permitted by (or pursuant to) the IP Agreements;

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(3)            the Disposition of cash or Cash Equivalents constituting Collateral in exchange for other cash or Cash Equivalents constituting Collateral and having reasonably equivalent value therefor;

(4)            to the extent constituting a Disposition, the incurrence of Liens that are expressly permitted to be incurred;

(5)            Dispositions pursuant to the terms of any IP Agreement;

(6)            surrender or waive contractual rights and settle, release, surrender or waive contractual or litigation claims (or other Disposition of assets in connection therewith);

(7)            the expiration of the following registered Intellectual Property: (A) any copyright, the term of which has expired under applicable law; (B) any patent, the term of which has expired under applicable law, taking into account all patent term adjustments and extensions, and provided that all maintenance fees are paid; and (C) any trademark or service mark, the term of which has expired under applicable law because a declaration or statement of use to maintain the registration cannot be submitted to, or has been finally rejected by, the relevant governmental authority because such trademark or service mark is no longer in use; in each case, subject to the terms and conditions of the IP Agreements;

(8)            except as would have a Material Adverse Effect, the abandonment or cancellation of Intellectual Property in the ordinary course of business (including in connection with any change to any aspect of the branding of, or the rebranding of, the Azul Fidelidade Program or the Azul Viagens Business in the ordinary course of business); and

(9)            any transfer, deletion, de-identification or purge of any Personal Data that is required or permitted under applicable privacy laws, under any of the public-facing privacy policies of the Parent Guarantor or any of its Subsidiaries, in each case, pursuant to the applicable Obligor’s privacy and data retention policies and in the ordinary course of business (including in connection with terminating inactive member accounts) consistent with past practice.

“Person” means any natural person, corporation, division of a corporation, partnership, limited liability company, trust, joint venture, association, company, estate, unincorporated organization, Airport Authority or Governmental Authority or any agency or political subdivision thereof.

“Personal Data” means (a) any information or data that alone or together with any other data or information can be used to identify, directly or indirectly, a natural person or otherwise relates to an identified or identifiable natural person and (b) any other information or data considered to be personally identifiable information or data under applicable law.

“PIK Interest” means interest paid on the principal amount a Superpriority Note by increasing the outstanding principal amount of such Superpriority Note or, with respect to Superpriority Notes represented by certificated notes, if any, by issuing additional Superpriority Notes, in each case in an aggregate principal amount equal to the amount of such relevant interest payment as provided in this Indenture and the Superpriority Notes.

“PIK Superpriority Notes” means the aggregate principal amount of Superpriority Notes issued from time to time pursuant to the Superpriority Notes Indenture representing PIK Interest.

“Plan Distribution” means amounts received as a distribution by any Secured Party in respect of the Secured Obligations under a plan of reorganization or similar resolution of any Obligor under any Bankruptcy Law in an Insolvency or Liquidation Proceeding.

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“Points” means Currency under the Azul Fidelidade Program.

“Portuguese Notes Pledge” means the Portuguese-law governed pledge by Azul Linhas of the TAP Bonds in favor of the U.S. Collateral Agent, which pledge shall be permitted to be limited to securing the Secured Obligations up to an amount in Euros equal to the aggregate principal amount of the TAP Bonds and all scheduled payments-in-kind of interest through to the scheduled maturity date of the TAP Bonds.

“Post-Default Distribution Date” has the meaning set forth in Section 4.04(a).

“Post-Default Waterfalls” has the meaning set forth in Section 4.04(c).

“proceeds” means all “proceeds” as such term is defined in Article 9 of the UCC, including, without limitation, payments or distributions made with respect to any investment property, whatever is receivable or received when Collateral or proceeds are sold, leased, licensed, exchanged, collected or otherwise disposed of, whether such disposition is voluntary or involuntary, and any and all proceeds of loans.

“PTAX Rate” means, the BRL/Dollar rate, expressed as the amount of Brazilian Reais per one U.S. Dollar as reported by the Central Bank of Brazil on the SISBACEN Data System and on its website (which, at the date hereof, is located at http://www.bcb.gov.br) under the sale index, option “all currencies,” or any other official index disclosed by the Central Bank of Brazil that replaces the sale index, option “all currencies.”

“Public Company Business Combination Transaction” means the consummation of any merger, consolidation, acquisition, business combination or any other similar transaction entered into by (a) Azul, or (b) any Subsidiaries of Azul, or (c) any holding company all or substantially all of the assets of such holding company consist of all or substantially all of the assets of Azul and its Subsidiaries taken as a whole, with one or more Public Company Parties as a result of which (i) Azul controls any Public Company Party, (ii) a Public Company Party controls Azul or any of its Subsidiaries, or (iii) Azul or any of its Subsidiaries, on one hand, and any Public Company Party, on the other hand, are under common control or otherwise become Affiliates.

“Public Company Party” means (i) any Person that is, or was as of the Closing Date, listed or publicly traded on any securities exchange, stock exchange or over-the-counter market in any jurisdiction, or subject to reporting under Section 13 or 15(d) of the Exchange Act, in each case, that, directly or indirectly, owns or operates a Permitted Business, (ii) any Subsidiary of the Person referred to in clause (i), and (iii) any holding company all or substantially all of the assets of which consist of all or substantially all of the assets of the Persons referred to in clauses (i) and (ii).

“Quarterly Freeflow BRL Amount” has the meaning specified in the definition of Quarterly Freeflow Threshold.

“Quarterly Freeflow Date” means, in relation to any Quarterly Reporting Period, and provided that no Remedies Direction or Cash Control Instruction has been given, the first Business Day in that Quarterly Reporting Period on which the aggregate balance on deposit in the Collection Accounts is equal to or greater than the Quarterly Freeflow Threshold; provided that if the aggregate balance on deposit in the Blocked Accounts and the Collection Accounts on the first Business Day in that Quarterly Reporting Period is equal to or greater than the applicable Quarterly Freeflow USD Amount and the Quarterly Freeflow BRL Amount, then the Quarterly Freeflow Date shall be the date that is the first Business Day in that Quarterly Reporting Period. For the purposes of converting any amounts from Brazilian reais into U.S. dollars, the rate of exchange shall be the Currency Conversion Rate applicable to the Distribution Date that occurred prior to the start of the relevant Quarterly Reporting Period. Notwithstanding the fact that the Convertible

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Debentures are payable in Brazilian reais, as a result of the fact that payments under the Convertible Debentures are linked to U.S. dollars, for the purposes of determining the Quarterly Freeflow Date, amounts in the USD Blocked Account shall be permitted to be counted with respect to the Quarterly Freeflow BRL Amount with respect to the Convertible Debentures.

“Quarterly Freeflow Threshold” means, in relation to any Quarterly Reporting Period, the amount estimated by the Parent Guarantor in a Quarterly Freeflow Threshold Statement as being necessary to satisfy in full all obligations that would be due and payable under clauses (1) through (9) of the USD Payment Waterfall (the “Quarterly Freeflow USD Amount”) and clauses (1) through (5) of the BRL Payment Waterfall (which, in the event that any of the AerCap Secured Obligations are or will be, discharged through the Payment Waterfalls on such applicable Distribution Date, shall include all such amounts) in respect of all Distribution Dates occurring in the relevant Quarterly Reporting Period (the “Quarterly Freeflow BRL Amount”). For the purposes of converting any amounts from Brazilian reais into U.S. dollars, the rate of exchange shall be the Currency Conversion Rate applicable to the Distribution Date that occurred prior to the start of the relevant Quarterly Reporting Period. If the Parent Guarantor fails to provide the Quarterly Freeflow Threshold Statement with respect to a Quarterly Reporting Period, there shall be no Quarterly Freeflow Date for such relevant Quarterly Reporting Period unless and until the Parent Guarantor provides a Quarterly Freeflow Threshold Statement for such Quarterly Reporting Period, provided that nothing shall limit any of the Holders’, the Trustee’s or any Collateral Agent’s rights and remedies against such failure in accordance with the Transaction Documents.

“Quarterly Freeflow Threshold Statement” means, in relation to any Quarterly Reporting Period, a statement prepared by the Parent Guarantor or another Obligor containing the Quarterly Freeflow Threshold for such Quarterly Reporting Period.

“Quarterly Freeflow USD Amount” has the meaning specified in the definition of Quarterly Freeflow Threshold.

“Quarterly Reporting Period” means (a) initially, the period commencing on the Closing Date and ending on the last calendar day of the fiscal quarter in which the Closing Date occurred and (b) thereafter, each successive period of three consecutive months.

“Recovery” has the meaning assigned to such term in Section 6.04.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, increase, restructure, amend, modify, supplement, replace or exchange, or to issue other Indebtedness or enter into alternative financing arrangements in exchange for or replacement of, such Indebtedness in whole or in part. The terms “Refinanced” and “Refinancing” shall have correlative meanings.

“Relevant Leases” has the meaning specified in the definition of AerCap Secured Obligations, and each a “Relevant Lease”.

“Relevant Lessors” means, in respect of each Relevant Lease, the lessor under such Relevant Lease, and each a “Relevant Lessor”.

“Remedies Action” has the meaning specified in Section 3.01(c).

“Remedies Direction” has the meaning specified in Section 3.01(b).

“Representatives” means the trustee, administrative agent, fiduciary agent, collateral agent or similar representative for any Series of Secured Debt and includes the Trustee, the U.S. Collateral Agent

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and the Brazilian Collateral Agent, the AerCap Representative and the Convertible Debentures Representative.

“Required Cross Group Conditions” means, with respect to any transaction, (x) after giving effect to such transaction, (i) no Indebtedness or other obligations of any Permitted Business Combination Entity shall be secured by Liens on the Collateral, and (ii) no Obligors shall Guarantee any Indebtedness or any other obligations of any Permitted Business Combination Entity, and (y) the transaction shall not (i) affect the priority of the Liens in favor of the Trustee or any Collateral Agent for the benefit of the Secured Parties, (ii) result in a material reduction in the value of the Collateral compared to the value of the Collateral immediately prior to giving effect to such transaction (through the disposition of Collateral, the change in value of assets that are Collateral as a result of the transaction, or otherwise), (iii) materially affect the rights and remedies available to the relevant Secured Parties under any Secured Debt Document and the Collateral Documents or (iv) otherwise materially adversely affect the interests of the holders of the Secured Debt in respect of the Collateral.

“Required First Priority Debtholders” means the holders of First Priority Secured Debt that hold 50.1% or more of the aggregate principal amount of all First Priority Secured Debt, determined across all Series of First Priority Secured Debt treated for this purpose as one class; provided that for the purposes of the AerCap Secured Obligations, the payment obligations that comprise the AerCap Secured Obligations as of the relevant date up to the AerCap Secured Obligations Cap shall be deemed to be the principal amount for the purposes of this definition.

“Required Payments” means the USD Required Payments and the BRL Required Payments.

“Required Superpriority Debtholders” means the holders of Superpriority Secured Debt that hold more than 66.66% of the aggregate outstanding principal amount of the Superpriority Notes.

“Responsible Officer” means, (a) with respect to any Person (other than the Trustee or a Collateral Agent), the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Director, any manager, any managing member, any Vice-President, any attorney-in-fact or any other person duly appointed to perform corporate duties of such Person, and (b) with respect to the Trustee or a Collateral Agent, any officer within the Corporate Trust Office of the Trustee or Collateral Agent, as applicable (or any successor division, unit or group of the Trustee or a Collateral Agent, as applicable) who shall have direct responsibility for the administration of the relevant Secured Debt Documents.

“S&P” means Standard & Poor’s Ratings Services.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Priority Secured Debt” means the New Second Out Notes and any Additional Second Priority Secured Debt, including, when issued, the New Second Out Exchangeable Notes. For the avoidance of doubt, the Superpriority Notes, the New First Out Notes, the Convertible Debentures and the AerCap Secured Obligations are not Second Priority Secured Debt.

“Second Priority Secured Debt Documents” means (i) the New Second Out Notes Documents and (ii) each financing agreement evidencing Additional Second Priority Secured Debt and the related financing documents executed in connection therewith governing the designation of Additional Second Priority Secured Debt in accordance with this Agreement.

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“Second Priority Secured Debt Representative” means (a) in the case of the New Second Out Notes, the Trustee and (b) in the case of any other Second Priority Secured Debt, the trustee, agent or representative of the holders of such Second Priority Secured Debt who maintains the transfer register for such Series of Second Priority Secured Debt and (i) is appointed as a representative of the holders of such Second Priority Secured Debt (for purposes related to the administration of the Second Priority Secured Debt Documents) pursuant to the Second Priority Secured Debt Documents, together with its successors in such capacity, and (ii) who has executed a joinder to this Agreement and such Indebtedness is governed by a credit agreement, note purchase agreement, indenture, debenture or other agreement that includes a confirmation of the sharing of Liens and priorities with the other Second Priority Secured Debt.

“Second Priority Secured Obligations” means, in each case, without duplication, (a) the Second Priority Secured Debt and any other Obligations in respect of the Second Priority Secured Debt to the extent provided in the relevant Second Priority Secured Debt Documents, (b) any and all sums due and owing to the Trustee, any Collateral Agent and any Second Priority Secured Debt Representative, and (c) in the event of any proceeding for the collection or enforcement of the obligations described in clauses (a) and (b) above after a Remedies Direction has been provided (including any Remedies Action), the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Collateral Agent of its rights under the Collateral Documents, together with any reasonable, documented, out-of-pocket attorneys’ fees and court costs.

“Second Priority Secured Parties” means the Second Priority Secured Debt Representatives and the holders of Second Priority Secured Obligations.

“Secured Debt” means Superpriority Secured Debt, First Priority Secured Debt and Second Priority Secured Debt.

“Secured Debt Documents” means the Superpriority Secured Debt Documents, First Priority Secured Debt Documents and the Second Priority Secured Debt Documents.

“Secured Debt Representatives” means the Superpriority Secured Debt Representative, First Priority Secured Debt Representatives and the Second Priority Secured Debt Representative.

“Secured Obligations” means the Superpriority Secured Obligations, First Priority Secured Obligations and the Second Priority Secured Obligations.

“Secured Parties” means the Superpriority Secured Parties, the First Priority Secured Parties and the Second Priority Secured Parties.

“Security Agreement” means that certain Security Agreement governed by New York law, dated the Closing Date, among the Issuer, Azul Linhas, the IP Parties, the Parent Guarantor and the U.S. Collateral Agent, as it may be amended and restated from time to time.

“Series of BRL First Priority Secured Debt” means any Series of First Priority Secured Debt that is payable in Brazilian reais, and (i) in the event that any Obligor elects or is required to pay and discharge any amounts due and payable under the AerCap Secured Obligations through the Payment Waterfalls or the Post-Default Waterfalls, and (ii) for all purposes relating to the Post-Default Waterfalls for so long as the applicable Remedies Direction has effect and has not been revoked pursuant to a revocation notice from the Controlling Creditors in accordance with Section 3.01(b), any reference to “Series of BRL First Priority Secured Debt” shall include the AerCap Secured Obligations.

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“Series of First Priority Secured Debt” means each of (a) the AerCap Secured Obligations, (b) Indebtedness under the Convertible Debentures, and (c) any series, issue, tranche or class (as applicable) of Additional First Priority Secured Debt issued or incurred under a First Priority Secured Debt Document (with any series of notes constituting First Priority Secured Debt issued under the New First Out Notes Indenture being treated as a separate Series of First Priority Secured Debt). For the avoidance of doubt, (i) multiple Series of First Priority Secured Debt may be described by the foregoing clause (c), and (ii) any notes constituting First Priority Secured Debt may either be issued under the New First Out Notes Indenture or any other First Priority Secured Debt Document.

“Series of Second Priority Secured Debt” means each of (a) the Second Priority Secured Obligations, and (b) any series, issue, tranche or class (as applicable) of Additional Second Priority Secured Debt issued or incurred under a Second Priority Secured Debt Document (with any series of notes constituting Second Priority Secured Debt issued under the New Second Out Notes Indenture being treated as a separate Series of Second Priority Secured Debt). For the avoidance of doubt, (i) multiple Series of Second Priority Secured Debt may be described by the foregoing clause (b), and (ii) any notes constituting Second Priority Secured Debt may either be issued under the New Second Out Notes Indenture or any other Second Priority Secured Debt Document.

“Series of Secured Debt” means any Series of Superpriority Secured Debt, Series of First Priority Secured Debt and any Series of Second Priority Secured Debt.

“Series of Superpriority Secured Debt” means each of the Superpriority Notes.

“Series of USD First Priority Secured Debt” means any Series of First Priority Secured Debt that is payable in U.S. dollars, but excluding the AerCap Secured Obligations.

“Series of USD Secured Debt” means Superpriority Secured Debt, any Series of USD First Priority Secured Debt and either series of Second Priority Secured Debt, and any other Secured Debt that is payable in U.S. dollars, but excluding the AerCap Secured Obligations.

“Service Agreements” means the service agreements, dated July 14, 2023, between each of (i) the IP Parties (as applicable), (ii) Walkers Fiduciary Limited in its capacity as share trustee and (iii) the Parent Guarantor.

“Specified Acquisition Entity” means any entity (other than a Permitted Business Combination Entity) that is (a) acquired by the Parent Guarantor or any of its Subsidiaries (other than an IP Party) after the Closing Date (whether such entity becomes a wholly-or less than wholly-owned Subsidiary thereof) or (b) another commercial airline (including any business lines or divisions thereof) with which the Parent Guarantor or such a Subsidiary of the Parent Guarantor merges or enters into an acquisition transaction.

“Specified Organizational Document” means (i) the Amended and Restated Memorandum and Articles of Association of IP Co, dated the Closing Date, and (ii) the Amended and Restated Memorandum and Articles of Association of IP HoldCo, dated the Closing Date, in each case, as amended, restated or otherwise modified from time to time as permitted thereby and by the Collateral Documents.

“Specified Rights” means (i) the right to waive, modify, amend, or consent to a deviation from the terms or conditions of the IP Agreements (including the right of IP Co to receive the IP License Fee, unless at such time (x) all Second Priority Secured Debt is receiving the interest it is owed on a current basis or (y) the IP License Fee has been in effect for two years and waiver or amendment thereof is reasonably necessary to preserve the value of the Collateral and the rights and remedies of the Obligors and the Secured Parties thereto) or forbear to exercise the rights available to the Secured Parties upon any License

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Termination Event, (ii) the right to waive, modify, amend or consent to a deviation from any Chapter 11 Case Milestone or forbear to exercise the rights available to the Secured Parties upon the failure to meet any Chapter 11 Case Milestone and (iii) with respect to cash collateral (including receivables and amounts in the Collection Accounts), the right to permit the Obligors to access or use such cash collateral (including by permitting proceeds to be deposited elsewhere than in the Collection Accounts or by omitting to exercise control over the Collection Accounts) unless (A) if the First Priority Secured Debt receives any interest or fees (including post-petition) in connection with its release or permitting use of such cash collateral (calculated mutatis mutandis so that the Second Priority Secured Debt will benefit from equivalent economic treatment), the Second Priority Secured Debt receives for its benefit, such interest or fees that the First Priority Secured Debt receives (such interest or fees due to the Second Priority Secured Debt, “Interest Protection Payments”) and (B) if the First Priority Secured Debt is secured by a Lien on any additional collateral granted, the Second Priority Secured Debt shall also be secured on such additional collateral, on a “second out” basis in accordance with the terms of this Agreement; provided that the right to permit the use of cash collateral shall be the sole right of the Required First Priority Debtholders and the only right of the Second Priority Secured Debt shall be to receive any interest, fees or Liens as set forth above.

“Subsidiary” means, with respect to any Person:

(1)            any corporation, company, exempted company, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(2)            any partnership, exempted limited partnership, joint venture or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Sufficient Funds” has the meaning specified in Section 4.03(a).

“Superpriority Notes” means the Initial Superpriority Notes and more particularly means any Superpriority Note authenticated and delivered under the Superpriority Notes Indenture. Unless the context otherwise requires, for all purposes under the Superpriority Notes Indenture and the Superpriority Notes, the terms “Superpriority Note”, and “Superpriority Notes” shall also include any PIK Superpriority Notes that may be issued pursuant to the provisions of the Superpriority Notes and the Superpriority Notes Indenture.

“Superpriority Notes Claims” has the meaning defined in Section 6.01(a).

“Superpriority Notes Indenture” means the indenture dated the Closing Date relating to the Superpriority Notes.

“Superpriority Secured Debt” means the Superpriority Notes issued on or around the date hereof. For the avoidance of doubt, the First Priority Secured Debt and the Second Priority Secured Debt are not Superpriority Secured Debt.

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“Superpriority Secured Debt Documents” means the Superpriority Notes Indenture, any note or global note issued pursuant to the Superpriority Notes Indenture, the Collateral Documents, any supplemental indentures to Superpriority Notes Indenture and any other instrument or agreement executed and delivered by the Issuer or any other Guarantor to the Trustee or either Collateral Agent.

“Superpriority Secured Debt Representative” means the Trustee.

“Superpriority Secured Obligations” means, in each case, without duplication, (i) the Superpriority Secured Debt and all other obligations (as such term or any similar or analogous term is defined in such Superpriority Secured Debt Documents) in respect of Superpriority Secured Debt to the extent provided in the relevant Superpriority Secured Debt Documents, (ii) any and all sums due and owing to any Collateral Agent, any Superpriority Secured Debt Representative, and the Trustee, and (iii) in the event of any proceeding for the collection or enforcement of the obligations described in clauses (i) and (ii) above after a Remedies Direction has been provided (including any Remedies Action), the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Collateral Agent of its rights under the Collateral Documents, together with any reasonable, documented, out-of-pocket attorneys’ fees and court costs.

“Superpriority Secured Parties” means the Superpriority Secured Debt Representative, the Collateral Agents and the holders of Superpriority Secured Obligations.

“TAP” means SIAVILO - SGPS, S.A. (previoulsy named Transportes Aéreos Portugueses, SGPS, S.A.).

“TAP Bonds” means the unsecured Series A 7.500% Bonds due 2026 issued by TAP (ISIN: PTTTAAOM0004) and held by Azul Linhas.

“Tax” and “Taxes” (including the correlative term “Taxation”) means any and all present or future taxes, levies, imposts, duties, assessments, fees, deductions, charges or withholdings imposed by any Governmental Authority, including any interest, additions to tax, fines or penalties applicable thereto.

“Total Leverage Ratio” means, as of any date of determination, the ratio of:

(a)       an amount equal to (i) total funded Indebtedness (which shall include, for the avoidance of doubt, AerCap Secured Obligations), plus (without double counting) (ii) current and long-term leases (as determined in accordance with IFRS), minus (iii) unrestricted cash and cash equivalents and accounts receivable from credit card companies and debit card companies (as determined in accordance with IFRS) (excluding any accounts receivable from credit card companies that are not permitted or able to be subject to Anticipation) of (1) the Parent Guarantor and its Subsidiaries that are Obligors then on the Parent Guarantor’s consolidated balance sheet, and (2) the Permitted Business Combination Entities (in each case, as determined in accordance with IFRS) excluding any cash or cash equivalents held in the USD Collateral Account, the BRL Collateral Account and including any cash and cash equivalents held in the Collection Accounts and the USD Blocked Account and the BRL Blocked Account, in each case of the Parent Guarantor and its Subsidiaries, in each case as of the end of the Calculation Period, to

(b)       EBITDAR of the Parent Guarantor and its Subsidiaries for the relevant Calculation Period;

provided that for purposes of this definition, clause (a) and EBITDAR will be calculated (x) using the most recent financial statements delivered by the Parent Guarantor pursuant to the terms of all Secured Debt Documents requiring such delivery (and, in the case of a Permitted Change of Control, using the most

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recent publicly available financial statements of the Permitted Business Combination Parent Company) and (y) after giving effect on a pro forma basis for the Calculation Period to the following:

(1) the incurrence, repayment or redemption of any Indebtedness of such Person or any of its Subsidiaries and the application of the proceeds thereof, including the incurrence of any Indebtedness, and the application of the proceeds thereof, giving rise to the need to make such determination, occurring during such Calculation Period and at any time subsequent to the last day of such Calculation Period and prior to or on such date of determination, as if such incurrence, and the application of the proceeds thereof, repayment or redemption occurred on the first day of such Calculation Period; and

(2) any Disposition, acquisition or Investment or Permitted Change of Control by such Person or any of its Subsidiaries, including any Disposition, acquisition or Investment or Permitted Change of Control giving rise to the need to make such determination, occurring during the Calculation Period or at any time subsequent to the last day of the Calculation Period and prior to or on such date of determination, as if such Disposition, acquisition or Investment or Permitted Change of Control occurred on the first day of such Calculation Period (for the avoidance of doubt, EBITDAR shall be calculated after giving effect to such Disposition, acquisition or Investment or Permitted Change of Control and the Total Leverage Ratio shall be calculated of both Azul Group Entities and Permitted Business Combination Entity after giving pro forma effect to such Disposition, acquisition or Investment or Permitted Change of Control).

For purposes of making such pro forma computation:

(a)       interest on any Indebtedness bearing a floating rate of interest will be calculated as if the rate in effect on the applicable date of determination had been the applicable rate for the entire Calculation Period (taking into account any interest rate protection, swap or similar agreements applicable to such Indebtedness);

(b)       interest on any Indebtedness under a revolving credit facility will be computed based upon the average daily balance of such Indebtedness during such Calculation Period, or if such facility was created after the end of such Calculation Period, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation;

(c)       interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, will be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Parent Guarantor may designate; and

(d)       the Parent Guarantor and its Subsidiaries will only be required to give effect on a pro forma basis to Indebtedness incurred, repaid or redeemed and not already reflected in the calculation of clause (a) above on the date of determination.

“Trade Secrets” means all confidential and proprietary information, including trade secrets (as defined under the Uniform Trade Secrets Act or the Federal Defend Trade Secrets Act of 2016) and proprietary know-how, which may include all inventions (whether or not patentable), invention disclosures, methods, processes, designs, algorithms, source code, customer lists and data, databases, compilations, collections of data, practices, processes, specifications, test procedures, flow diagrams, research and development, and formulas.

“Transaction Documents” means the Superpriority Secured Debt Documents, the First Priority Secured Debt Documents, the Second Priority Secured Debt Documents, Convertible Debentures Secured Debt Documents, the Collateral Documents, the IP Agreements, the Deeds of Undertaking, the Service

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Agreements and the Specified Organizational Documents, any Additional First Priority Secured Debt Documents and any Additional Second Priority Secured Debt Documents.

“Travel Package Business” means the business of operating and providing travel products and services through the contracting, booking, and/or packaging together of one or more of the various components of a vacation, such as flights, hotels, cruises, car hire, transfers, other transportation, meals, guides, tours, activities, attractions, experiences and insurance.

“Trustee” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“UCC” means the Uniform Commercial Code as in effect from time to time in any applicable jurisdiction.

“Underlying Convertible Debentures” means unsecured convertible debentures to be issued by the Parent Guarantor which will (i) have terms that are consistent with the summary of terms to be set forth in an exhibit to the New First Out Notes Indenture, (ii) be subject to the Underlying Convertible Debenture Lien and (iii) secure the First Out Consent Fee Exchangeable Notes and the New Second Out Exchangeable Notes, once issued, respectively.

“Underlying Convertible Debentures Lien” means a Lien, created pursuant to a Brazilian law fiduciary assignment, in respect of the Convertible Debentures held by the Issuer in favor of the trustee for, and holders of the First Out Consent Fee Exchangeable Notes (when issued).

“U.S. Collateral Agent” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“USD Azul Cargo Receivables Deposit Account” means the relevant account described in the Security Agreement in the name of Azul Linhas, in U.S. dollars, maintained in the United States and subject to the Security Agreement and an Account Control Agreement (under the sole dominion and control of the Account Bank under the direction of the U.S. Collateral Agent).

“USD Azul Cargo Receivables Deposit Account Control Agreement” means an Account Control Agreement governed by New York law in respect of the USD Azul Cargo Receivables Deposit Account entered into between Azul Linhas, the U.S. Collateral Agent and Citibank, N.A. on the Closing Date, as amended from time to time.

“USD Blocked Account” means a segregated account in U.S. dollars (with permission to hold balances through investments in Cash Equivalents), in the name of the Issuer, maintained in New York and subject to a security agreement and Account Control Agreement (under the sole dominion and control of the U.S. Collateral Agent).

“USD Collateral Account” means a segregated non-interest bearing trust account in U.S. dollars, in the name of the Issuer (or, at the option of the Parent Guarantor, any Obligor) and under the sole dominion and control of the U.S. Collateral Agent into which amounts from the Collection Accounts are to be transferred on each Post-Default Distribution Date when a Remedies Direction has been given and remains in effect.

“USD Payment Account” means a segregated account in U.S. dollars, in the name of the Issuer, maintained in New York and subject to a security agreement and an Account Control Agreement (under the sole dominion and control of the U.S. Collateral Agent) into which USD Required Payments are to be transferred from the Collection Accounts when no Remedies Direction has been given and remains in effect.

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“USD Payment Waterfall” has the meaning set forth in Section 4.03(d).

“USD Pro Rata Share” means, with respect to amounts in a Payment Account, a Collateral Account or a Collection Account, (i) a fraction the numerator of which is the aggregate principal amount of all Superpriority Secured Debt and all Series of USD First Priority Secured Debt (which shall be deemed to exclude the AerCap Secured Obligations) then outstanding and the denominator of which is sum of the aggregate principal amounts of all Superpriority Secured Debt and all Series of First Priority Secured Debt then outstanding (which includes the AerCap Secured Obligations up to the amount of the AerCap Secured Obligations Cap), (ii) after the Discharge of Superpriority Secured Obligations, a fraction the numerator of which is the aggregate principal amount of all Series of USD First Priority Secured Debt (which shall be deemed to exclude the AerCap Secured Obligations) then outstanding and the denominator of which is sum of the aggregate principal amounts of all Series of First Priority Secured Debt then outstanding (which includes the AerCap Secured Obligations up to the amount of the AerCap Secured Obligations Cap) or (iii) after the Discharge of Superpriority Secured Debt and the Discharge of First Priority Secured Obligations, 100%. Amounts in U.S. dollars shall be measured as compared to amounts in Brazilian reais at the Currency Conversion Rate.

“USD Required Payments” means the amounts necessary to satisfy in full all obligations then due and payable under clauses (1) through (9) of the USD Payment Waterfall.

“Voluntary Contributions” has the meaning set forth in Section 4.02(f).

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Waterfall AerCap Payment” has the meaning set forth in Section 4.05(b).

Section 1.02.     Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented, extended, amended and restated or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (b) any reference herein to any Person shall be construed to include such Person’s permitted successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, unless expressly provided otherwise, (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, (f) the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including” and (g) all references to “in the ordinary course of business” of a Person means (i) in the ordinary course of business of, or in furtherance of an objective that is in the ordinary course of business of such Person, (ii) customary and usual in the industry or industries of such Person in the United States or any other jurisdiction in which such Person does business, or (iii) generally consistent with the

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past or current practice of such Person, or any similarly situated businesses in the United States or any other jurisdiction in which such Person does business.

Section 1.03.       References to Agreements, Laws, Etc. Except as otherwise expressly provided herein, (a) references to organizational documents, agreements (including the Secured Debt Documents), and other contractual requirements shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements, modifications, restructurings, replacements, refinancings, renewals, or increases (in each case, where applicable, whether pursuant to one or more agreements or with different lenders or agents and whether provided under the original credit agreement or one or more other credit agreements, indentures, financing agreements or otherwise, including any agreement extending the maturity thereof, otherwise restructuring all or any portion of the Indebtedness thereunder, increasing the amount loaned or issued thereunder, altering the maturity thereof or providing for other Indebtedness), but only to the extent that such amendments, restatements, amendment, and restatements, extensions, supplements, modifications, replacements, restructurings, refinancings, renewals, or increases are not prohibited by any Secured Debt Document and not in contravention of this Agreement; (b) references to any requirement of law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing, or interpreting such requirement of law; and (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all of the functions thereof.

Section 1.04.       Exchange Rate. Any amount specified in this Agreement to be in U.S. dollars shall also include the equivalent of such amount in any currency other than U.S. dollars, such equivalent amount to be determined (a) in the case of currency other than Brazilian reais, at the rate of exchange quoted by the Reuters World Currency Page for the applicable currency at 11:00 a.m. (London time) on such day (or, in the event such rate does not appear on any Reuters World Currency Page, by reference to such other publicly available service for displaying exchange rates as may be selected by the Parent Guarantor and informed to the Collateral Agents and (b) in the case of Brazilian reais, the PTAX Rate on the applicable date of determination.

Section 1.05.       Timing of Payment or Performance. Except as otherwise expressly provided herein, when the payment of any obligation or the performance of any covenant, duty, or obligation is stated to be due or performance required on (or before) a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

Section 1.06.       AerCap Override. Notwithstanding anything to the contrary in this Agreement, (i) no guarantee, letter of credit, maintenance reserves, maintenance adjustment, maintenance compensation or security deposit or any other payments granted, made or provided for under or in connection with any AerCap Lease Document, nor any trust over any property of Azul Linhas or security interest created or granted pursuant to any AerCap Lease Document, shall constitute Collateral, (ii) any proceeds of any such guarantee, letter of credit, maintenance reserves, maintenance adjustment, maintenance compensation or security deposit or any other payments granted, made or provided for under or in connection with any AerCap Lease Document or trust over any property of Azul Linhas or security interest created or granted pursuant to any AerCap Lease Document (as the case may be) (excluding the Collateral Documents) shall be excluded from and shall not be subject to any of the provisions of this Agreement or required to be shared with, paid to, held on trust for or otherwise made available to any other Secured Party and all such proceeds shall be for the sole account of the relevant AerCap Party, (iii) nothing in this Agreement shall prevent, limit, diminish, deprive or restrict in any way whatsoever the exercise by any AerCap Party of any rights or remedies under or in connection with such AerCap Lease Document and the exercise of any and all such rights and remedies are not subject to the terms of this Agreement, including, without limitation,

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repossession of any aircraft, and (iv) except as contemplated by Section 6.01(a), nothing in this Agreement shall limit or restrict in any manner any right of any AerCap Party, to the extent and in right of its claims that are not AerCap Secured Obligations, to take any position or be heard as a party in interest under the Bankruptcy Code or any Bankruptcy Law in connection with a proceeding concerning any Obligor under the Bankruptcy Code or such Bankruptcy Law including, but not limited to, objecting to any proposed DIP Financing or any term thereof other than with respect to the priority of any proposed DIP Financing Liens on the Collateral in accordance with Section 6.01(b) hereof.

Article 2
LIENS, PRIORITIES AND AGREEMENTS WITH RESPECT TO COLLATERAL AND PAYMENT PRIORITY

Section 2.01.       Liens Held for Benefit of Secured Parties.

(a)            Each Secured Party by accepting the applicable Series of Secured Debt and acting through its Secured Debt Representative with respect to the applicable Series of Secured Debt hereby (i) irrevocably appoints the Collateral Agents and each other Applicable Collateral Representative as its agent under the Collateral Documents, as applicable, and any other relevant document and (ii) irrevocably authorizes each Collateral Agent and each Applicable Collateral Representative to enter into this Agreement, take such actions on its and their behalf under this Agreement, and exercise such rights, powers and discretions and perform such duties as are expressly delegated to the Collateral Agents and each Applicable Collateral Representative by the terms under this Agreement, the Collateral Documents and the other Secured Debt Documents, together with any other incidental rights, powers and discretions and to execute each document expressed to be executed by the Applicable Collateral Representative on its behalf, including to execute the Secured Debt Documents the Collateral Agent or Applicable Collateral Representative is or is intended to be a party to in the name of and for the benefit of the Secured Parties and to act as collateral agent for the benefit of the Secured Parties. Each Collateral Agent and each Applicable Collateral Representative hereby accepts such appointment and shall have all of the rights and obligations of the Collateral Agent or Applicable Collateral Representative hereunder and under the Secured Debt Documents to which it is a party or third-party beneficiary. In the event that any Collateral is granted to an Applicable Collateral Representative other than one of the Collateral Agents, such Applicable Collateral Representative shall be deemed to have all of the rights, privileges and obligations of a Collateral Agent hereunder. Each Lien granted in favor of a Collateral Agent or Applicable Collateral Representative under any Collateral Document (other than with respect to Non-Shared Collateral) shall be for the benefit of all Secured Parties and shall be subject in all respect to the terms of this Agreement.

Section 2.02.       Priorities. Notwithstanding the date, time, manner or order of filing or recordation of any document or instrument or grant, attachment or perfection of any Liens granted to any Representative or any Secured Parties on the Collateral (or any actual or alleged defect in any of the foregoing) and notwithstanding any provision of any applicable law, any Secured Debt Document or any other circumstance whatsoever, each Representative, on behalf of itself and each Secured Party under its Secured Debt Document, hereby agrees that, except with respect to Plan Distributions and Interest Protection Payments:

(a)            prior to the Discharge of Superpriority Secured Obligations, the Superpriority Secured Obligations (including the Superpriority Notes and related guarantees) are secured by the Collateral on a “superpriority out” basis pursuant to the terms of this Agreement and have the right to receive payments, including the proceeds of any enforcement of Collateral or payments with respect to any guarantees of any Series of Secured Debt, on a “superpriority out” basis prior to the payment of amounts due and payable in respect of the First Priority Secured Obligations and the Second Priority Secured Obligations, in each case, in accordance with the terms of this Agreement;

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(b)            the First Priority Secured Obligations are secured by the Collateral on a “first out” basis pursuant to the terms of this Agreement and have the right to receive payments, including the proceeds of any enforcement of Collateral or payments with respect to any guarantees of any Series of Secured Debt, on a “first out” basis after the payment of amounts due and payable in respect of the Superpriority Secured Obligations and prior to the payment of amounts due and payable in respect of the Second Priority Secured Obligations, in each case, in accordance with the terms of this Agreement; and

(c)            the Second Priority Secured Obligations are secured by the Collateral on a “second out” basis pursuant to the terms of this Agreement and have the right to receive payments, including the proceeds of any enforcement of Collateral or payments with respect to any guarantees of any Series of Secured Debt, on a “second out” basis after the payment of amounts due and payable in respect of both the Superpriority Secured Obligations and the First Priority Secured Obligations, in each case, in accordance with the terms of this Agreement.

The right to receive payments, including the proceeds of any enforcement of Collateral or payments with respect to any guarantees of any Series of Secured Debt, shall be (i) pari passu with one another among the holders of the Superpriority Secured Obligations, (ii) pari passu with one another among the holders of the First Priority Secured Obligations, and (iii) pari passu with one another among the holders of the Second Priority Secured Obligations, in each case notwithstanding the time, order or method of creation or perfection of any Liens securing any Secured Debt or the time of entering into any guarantee with respect to any Secured Debt.

Section 2.03.       The provisions of Section 2.02 shall apply whether or not any Liens securing any Secured Obligations are subordinated to any Lien securing or purporting to secure any other obligation of the Issuer, any other Obligor or any other Person or are otherwise subordinated, voided, avoided, invalidated, lapsed or released other than in accordance with the applicable Secured Debt Document governing a Series of Secured Debt.

Section 2.04.       Nature of Claims.

(a)            Each Secured Debt Representative, on behalf of itself and each Secured Party, acknowledges that, (a) subject to Section 5.02(b), (c) and (d), (i) the terms of any Secured Debt Document may be amended, restated, amended and restated, supplemented or otherwise modified and (ii) any Series of Secured Debt, or a portion thereof, may be Refinanced in whole or in part from time to time, in each case, without the consent of any Representative or any Secured Party and without affecting the provisions hereof, except as otherwise expressly set forth herein; provided, that, unless such Series of Secured Debt ceases to constitute Secured Obligations, (i) any Representative of the holders of any Refinanced Secured Debt shall become a party to this Agreement and (ii) the incurrence of any Secured Debt after the Closing Date (other than any DIP Financing) must be permitted under the documentation governing each other Series of Secured Debt as in effect on the date of incurrence; provided, further, that the Lien priorities provided for in Section 2.02 and the payment priority provided for in Section 2.09 shall not be altered or otherwise affected by any amendment, restatement, amendment and restatement, supplement or other modification, or any Refinancing, of any Secured Obligations, or any portion thereof, permitted by this Agreement.

(b) The foregoing provisions will not limit or otherwise affect the obligations of the Issuer and the other Obligors contained in any First Priority Secured Debt Document or Second Priority Secured Debt Document, as applicable, with respect to any incurrence of additional First Priority Secured Obligations or Second Priority Secured Obligations.

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(c) Notwithstanding the foregoing, no Collateral Document may be amended, restated, amended and restated, supplemented or otherwise modified except as permitted under the Secured Debt Documents in relation to each Series of Secured Debt and to the extent such amendment, supplement or modification would not contravene any of the terms of any Secured Debt Document or this Agreement. The Refinancing of (i) any Superpriority Secured Obligations shall not give rise to the Discharge of Superpriority Secured Obligations and (ii) any First Priority Secured Obligations shall not give rise to the Discharge of First Priority Secured Obligations, in each case, to the extent such Refinancing complies with the foregoing.

Section 2.05.       Prohibition on Contesting Liens. Each Secured Debt Representative, for itself and on behalf of the Secured Parties under the applicable Secured Debt Documents, agrees that it shall not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding, or otherwise), the validity, extent, perfection, priority or enforceability of any Liens securing, or the allowability of any claims asserted with respect to, any other Secured Obligations held (or purported to be held) by or on behalf of any Secured Debt Representative or any of the other Secured Parties or other agent or trustee therefor in any Collateral. Notwithstanding the foregoing, no provision in this Agreement shall be construed to prevent or impair the rights of any Superpriority Secured Debt Representative to enforce this Agreement (including the priority of the Liens securing the Superpriority Secured Obligations as provided in Section 2.01) or any of the Superpriority Secured Debt Documents or, following the Discharge of the Superpriority Secured Obligations, the rights of any First Priority Secured Debt Representative to enforce this Agreement (including the priority of the Liens securing the First Priority Secured Obligations as provided in Section 2.01) or any of the First Priority Secured Debt Documents.

Section 2.06.       No Liens Other than the Collateral.

(a)            The parties hereto agree that (i) none of the Obligors shall, nor shall they permit their Subsidiaries to, grant or permit any additional Liens on any asset or property of any Obligor or such Subsidiary to secure any Secured Obligation unless it has granted, or concurrently therewith grants, a Lien on such asset or property of such Obligor or such Subsidiary to secure all of the Secured Obligations, except for (A) a fiduciary transfer (alienação fiduciária) in respect of specific equipment necessary for maintenance of Azul Linhas’ hangar at Viracopos airport and a fiduciary assignment (cessão fiduciária) in respect of the right of use of the hangar at Viracopos airport, in each case, solely for the benefit of the Convertible Debentures for so long as the Convertible Debentures remain outstanding, (B) the Delayed Draw Escrow Account Collateral, solely for the benefit of the Superpriority Notes, (C) the Underlying Convertible Debentures underlying the First Out Consent Fee Exchangeable Notes, solely for the benefit of the First Out Consent Fee Exchangeable Notes (when issued), (D) the Underlying Convertible Debentures underlying the New Second Out Exchangeable Notes, solely for the benefit of the New Second Out Exchangeable Notes (when issued) and (E) the Leases Collateral for the benefit of the Relevant Lessors ((A) through (E), and together with any other collateral permitted (by amendment or separate agreement amongst the Secured Parties, or otherwise) to secure any Series of Secured Debt that is not shared with all other Series of Secured Debt, the “Non-Shared Collateral”); and (ii) if any Collateral Agent, any Representative or any Secured Party shall hold any Lien (including a judgment Lien from a court of competent jurisdiction) on any assets or property of any Obligor or its Subsidiary (other than Non-Shared Collateral) securing any Secured Obligations which assets are not also subject to the Collateral Documents and the Lien of each other Collateral Agent and each other Representative, as applicable, such Collateral Agent, Representative or Secured Party, as applicable, (A) shall notify the Collateral Agents promptly upon becoming aware thereof and, unless such Obligor shall promptly grant a similar Lien on such assets or property to the applicable Collateral Agent as security for the Secured Obligations, shall assign such Lien to the applicable Collateral Agent as security for all Secured Obligations for the benefit of the Secured Parties, or shall act as the Applicable Collateral Representative for the Secured Parties, and (B) until such

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assignment or such grant of a similar Lien to the applicable Collateral Agent, shall be deemed to also hold and have held such Lien for the ratable benefit of each Representative and the other Secured Parties as security for the Secured Obligations, including as gratuitous bailee for the sole purpose of perfecting the Liens of the other Secured Parties in such Collateral, in each case without any representation or warranty of any kind. To the extent that the provisions of the immediately preceding sentence are not complied with for any reason, without limiting any other right or remedy available to any Representative or any other Secured Party, each Representative agrees, for itself and on behalf of the other Secured Parties of the applicable Series of Secured Debt, that any amounts received by or distributed to any Secured Party pursuant to or as a result of any Lien granted in contravention of this Section 2.06(a) shall be subject to the Post-Default Waterfall (whether or not an Event of Default has occurred and is continuing at such time).

(b)            By entering into this Agreement, each Superpriority Secured Debt Representative (on behalf of the relevant Superpriority Secured Parties), each First Priority Secured Debt Representative (on behalf of the relevant First Priority Secured Parties) and each Second Priority Secured Debt Representative (on behalf of the relevant Second Priority Secured Parties) hereby agrees not to permit their respective Secured Obligations to be secured by any collateral other than the Collateral or, if applicable, any Non-Shared Collateral. Each Obligor shall take such actions and execute such documents in order to ensure that the Collateral securing all Secured Obligations is at all times identical, other than the Non-Shared Collateral.

(c)            It is acknowledged and agreed that (i) the Relevant Leases are secured by the Leases Collateral, (ii) the Leases Collateral does not form part of the Collateral, and (iii) this Agreement shall not give any Secured Party (other than any AerCap Secured Party) any rights in respect of the Leases Collateral. In addition, certain of the Secured Obligations may be secured by Non-Shared Collateral other than the Leases Collateral, and such Non-Shared Collateral does not form part of the Collateral and this Agreement shall not give any Secured Party any rights to such Non-Shared Collateral.

Section 2.07.       Perfection of Liens. None of the Representatives or the Secured Parties shall be responsible for perfecting and maintaining the perfection of Liens with respect to the Collateral for the benefit of the Representatives or the Secured Parties. The provisions of this Agreement are intended solely to govern the respective priorities as between the Superpriority Secured Parties, the First Priority Secured Parties and the Second Priority Secured Parties and shall not impose on the Superpriority Secured Debt Representative, the Superpriority Secured Parties, the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative, the Second Priority Secured Parties or any agent or trustee therefor any obligations in respect of the disposition of proceeds of any Collateral which would conflict with prior perfected claims therein in favor of any other Person or any order or decree of any court or governmental authority or any applicable law.

Section 2.08.       Certain Cash Collateral. Notwithstanding anything in this Agreement or any other Secured Debt Documents to the contrary, collateral consisting of cash and deposit account balances pledged to secure any Secured Obligations in the nature of an interest reserve, debt service reserve or similar arrangement (which, in each case, shall be limited to a reserve amount of no more than twelve months (or four calendar quarters) of interest or debt service or similar measurement), to any applicable Secured Party, shall be applied as specified by the applicable Secured Debt Document and shall not constitute Collateral.

Section 2.09.       Payment Priority. Each Guarantor agrees, and the Secured Parties by their acceptance of the Secured Debt Documents (whether upon the “closing date” thereof or upon transfer or assignment) likewise covenant and agree, notwithstanding anything to the contrary contained in any of the Secured Debt Documents, and whether or not any Insolvency or Liquidation Proceeding shall have been commenced by or against the Issuer, any Guarantor or any other Obligor, that, until the Discharge of Superpriority Secured Obligations, (a) the payment of, or in respect of, any and all of the Secured Obligations from any such Guarantor shall be made in accordance with the Applicable Waterfall and (b)

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any Collateral or proceeds thereof received by any Secured Party (i) shall be delivered to the Applicable Collateral Representative to be held as Collateral for, or applied to, the Secured Obligations in accordance with this Agreement and (ii) in connection with the exercise of any right or remedy (including the right of setoff) relating to the Collateral or otherwise in violation of this Agreement, shall be segregated and held in trust and shall be paid over to a Collateral Agent for the benefit of the Secured Parties in accordance with the provisions of this Agreement in the same form as received; provided, that the foregoing shall not apply to (a) any proceeds received by any Secured Party as a result of any voluntary or involuntary bankruptcy case or proceeding of the Parent Guarantor or any of its Subsidiaries (i) that are not proceeds of Collateral, or (ii) that constitute Plan Distributions, (b) any Interest Protection Payments and (c) at any time prior to a Remedies Direction, any amounts that the Obligors pay in respect of amounts due and payable under the AerCap Secured Obligations other than through the Payment Waterfalls. Without limiting the generality of the foregoing, each Obligor and the Secured Parties further covenant and agree that except as otherwise expressly set forth in Article 6 (including Section 6.03), any payment that is received by a Secured Party in contravention of the foregoing shall be held in trust for the Secured Parties and promptly paid or delivered (with any necessary endorsement) directly to the applicable Collateral Agent for application in accordance with the Applicable Waterfall. Each Superpriority Secured Party, whether such Superpriority Secured Obligations are now outstanding or hereafter created, incurred, assumed or guaranteed, shall be deemed to have acquired Superpriority Secured Obligations in reliance upon the provisions contained in this Agreement.

Section 2.10.       Restriction on Payments. Notwithstanding anything to the contrary contained in any of the Secured Debt Documents, each Guarantor or any trustee appointed therefor hereby agrees that it will not (including in any Insolvency or Liquidation Proceeding) make, and each Secured Party hereby agrees that it will not (including in any Insolvency or Liquidation Proceeding) take, accept or otherwise receive, directly or indirectly, any payment on account of or with respect to the Secured Obligations other than in accordance with Section 2.09.

Article 3
ENFORCEMENT

Section 3.01.       Exercise of Remedies.

(a)            No holder or representative of Secured Debt will have the right to take any enforcement action with respect to the Collateral. The Collateral is vested in and held by the applicable Collateral Agent or Applicable Collateral Representative (if applicable) for the benefit of the Secured Parties and only the Collateral Agents (or Applicable Collateral Representative), acting pursuant to an Act of Controlling Creditors, has the right to take actions (and exercise rights, remedies and options) with respect to the Collateral. Each Secured Party acting through its Secured Debt Representative agrees that it will have recourse to the Collateral only through the applicable Collateral Agent or the Applicable Collateral Representatives acting at the direction of the Controlling Creditors, that it shall have no right individually to realize upon any of the Collateral, it being understood and agreed that all powers, rights, and remedies hereunder may be exercised solely by the applicable Collateral Agent, acting at the direction of the Controlling Creditors, on behalf of the Secured Parties and all powers, rights, and remedies under the Secured Debt Documents may be exercised solely by the applicable Collateral Agent, acting at the direction of the Controlling Creditors, in each case to the extent permitted by applicable law and in accordance with the terms hereof and the other Secured Debt Documents.

(b)            Upon the occurrence and during the continuance of any Event of Default under any Secured Debt Document (which, in the case of the AerCap Secured Obligations, shall be limited to events of default relating to payment defaults), and subject in all respects to the terms of this Agreement, the Collateral Documents and the Secured Debt Documents, including the ability to cure such Event of Default under the

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Secured Debt Documents, (x) the Representative of any Series of Secured Debt as to which an Event of Default has occurred and is continuing may notify the Collateral Agents thereof and instruct the Collateral Agents to exercise Cash Control and (y) the Controlling Creditors under this Agreement shall be permitted and authorized to direct the Collateral Agents in writing to take such actions (and to exercise any and all rights, remedies and options) as such Controlling Creditors may deem appropriate or desirable to take under this Agreement and the relevant Secured Debt Documents (including the Collateral Documents), or under applicable laws, or, so long as some or all of the Secured Obligations are then due and payable, to foreclose on the Liens and exercise the right of such Collateral Agent to sell the Collateral or any part thereof (or accept a deed in lieu of foreclosure) and sell, lease or otherwise realize upon the Collateral mortgaged, pledged or assigned to such Collateral Agent under and in accordance with the relevant Collateral Documents (any such written request described in (x) or (y) above that specifies the requested action or actions to be taken and the respective terms related to said actions, in accordance with the Secured Debt Documents and delivered to the Applicable Collateral Representative, a “Remedies Direction”). Each Collateral Agent shall deliver a copy of each Remedies Direction received by such Collateral Agent to each Representative.

If any Applicable Collateral Representative is directed by a Remedies Direction to (a) foreclose upon the assets and properties of any Grantor, (b) otherwise exercise remedies to acquire or transfer (or to cause any assignee or designee to acquire or transfer) ownership of the Issuer or the assets and properties of the Grantors, by assignment in lieu of foreclosure or otherwise or (c) otherwise exercise rights and remedies under the Collateral Documents following an Event of Default under any of the Secured Debt Documents (which, in the case of the AerCap Secured Obligations, shall be limited to events of default relating to payment defaults) (a “Remedies Action”), the relevant Applicable Collateral Representative shall notify the Trustee, the other Secured Debt Representatives and the Issuer in writing of such direction. Any action (including any Remedies Action) which has been requested pursuant to a Remedies Direction may be modified, supplemented, terminated and/or countermanded if the Applicable Collateral Representative shall have received either (i) a revocation notice from the Controlling Creditors or (ii) a notice from the Controlling Creditors which contains different or supplemental directions with respect to such action, in each case, delivered to the Applicable Collateral Representative (with a copy to the Obligors) by the Controlling Creditors. For the avoidance of doubt, other than suspension or termination, which are governed by the terms “Azul Brand Suspension Event” and “Azul Brand Termination Event,” the Controlling Creditors may not instruct a Collateral Agent to take any Remedies Action related to the Azul Brand Licenses unless and until (x) if the relevant Event of Default is continuing during a time when Azul Linhas is subject to a proceeding under chapter 11 of the Bankruptcy Code, there is a Brand Case Milestones Termination Event and (y) in the case of any other Event of Default, such Event of Default has been continuing for 60 days. It is also acknowledged and agreed by each party hereto on behalf of itself and the Secured Parties for which it acts as Representative (if applicable), as contemplated by the definition of “Specified Rights,” that the IP License Fee may be waived or amended by the Controlling Creditors (as defined under clause (a) or (b) thereof) (a)with respect to a given calendar quarter so long as all accrued interest on Secured Debt that was due and payable in such calendar quarter shall have been paid in cash as and when due and (b) at any time two years or more after the IP License Fee first begins to accrue, if in the case of this clause (b) such waiver or amendment is reasonably necessary to preserve the value of the Collateral and the rights and remedies of the Obligors and the Secured Parties therein.

(c)            At the direction of the Controlling Creditors pursuant to an Act of Controlling Creditors, the applicable Collateral Agent shall, subject to the terms hereof, (i) seek to enforce the Collateral Documents, (ii) with respect to an Act of Controlling Creditors that is also a Remedies Direction, realize upon the Collateral, or (iii) in the case of an Insolvency or Liquidation Proceeding (which is an Event of Default under any Secured Debt Document in respect of any Grantor), seek to enforce the claims of the Secured Parties under the Secured Debt Documents in respect thereof.

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(d)            Notwithstanding any provision of this Agreement to the contrary, the requisite number of Secured Parties or amount of the relevant Series of Secured Debt specified in any particular Secured Debt Document may, at any time after the occurrence and during the continuance of an Event of Default under such Secured Debt Document, accelerate the Secured Obligations thereunder in accordance with the terms thereof, and no Remedies Direction or instruction by the Controlling Creditors will be required to be taken or delivered in respect of such Event of Default prior to such requisite number of Secured Parties (or amount of the relevant series of Secured Debt) taking such action. If any Secured Obligations are accelerated in accordance with the terms of the applicable Secured Debt Documents, then the Secured Debt Representative with respect to such Series of Secured Debt shall deliver to each other Secured Debt Representative within two (2) Business Days of receipt of such direction or of such determination, as the case may be, a written notice to that effect. Notwithstanding any provision to the contrary in this Agreement, the requisite number of Secured Parties specified in any Secured Debt Document may at any time after the occurrence and during the continuance of any Event of Default under such Secured Debt Document waive such Event of Default.

(e)            Until the Discharge of Superpriority Secured Obligations has occurred, the Applicable Collateral Representatives shall take instruction at all times only from the Controlling Creditors. Each of the First Priority Secured Debt Representative, for itself and on behalf of each First Priority Secured Party under the First Priority Secured Debt Documents, and the Second Priority Secured Debt Representative, for itself and on behalf of each Second Priority Secured Party under the Second Priority Secured Debt Documents, agrees not to (x) other than with respect to Specified Rights, (i) exercise or seek to exercise any rights or remedies with respect to any of the Collateral, or instruct any Representative to do so or (ii) institute any action or proceeding with respect to such rights or remedies or (y) take or receive any Collateral or any proceeds of any Collateral in contravention of the priorities of this Agreement; provided, that clause (x) shall apply to the holders of First Priority Secured Obligations only until the Majority First Priority Collateral Enforcement Date, but shall apply to the holders of Second Priority Secured Obligations at all times. Notwithstanding the foregoing, (1) in any insolvency or liquidation proceeding commenced by or against the Issuer or any other Obligor, the Representatives and Holders of the First Priority Secured Obligations and the Representatives and Holders of the Second Priority Secured Obligations may file a claim, proof of claim, or statement of interest with respect to the First Priority Secured Obligations and the Second Priority Secured Obligations, respectively, (2) the Representatives and Holders of the First Priority Secured Obligations and Representatives and Holders of the Second Priority Secured Obligations may take any action (not adverse to the priority provided in this Agreement) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and the perfection and priority of its Lien on, the Collateral, (3) any First Priority Secured Party and any Second Priority Secured Party may seek adequate protection to the extent provided in this Agreement and may file any responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims or Liens of the First Priority Secured Parties or of the Second Priority Secured Parties or the avoidance of any Lien in respect of the First Priority Secured Obligations or of the Second Priority Secured Obligations to the extent not inconsistent with the terms of this Agreement, (4) the First Priority Secured Parties and the Second Priority Secured Parties may vote on any plan of reorganization, compromise or arrangement, plan of liquidation, agreement for composition, or other type of plan of arrangement proposed in or in connection with any insolvency or liquidation proceeding of the Issuer or any Guarantor that conforms to the terms and conditions of this Agreement, (5) the Majority Total Debtholders may protect, defend and enforce or exercise the Specified Rights and (6) from and after the Majority First Priority Collateral Enforcement Date, a Representative acting at the instructions of the Required First Priority Debtholders may exercise or seek to exercise any rights or remedies (including setoff or recoupment) with respect to any Collateral in respect of the First Priority Secured Obligations, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure) ((1) through (6) collectively, the “Permitted Actions”).

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(f)             The Collateral Agents, acting only at the instruction of the Controlling Creditors, shall have the exclusive right to exercise any right or remedy with respect to the Collateral, and to direct the time, method and place of exercising or conducting any proceeding for the exercise of any right or remedy available to the Secured Parties with respect to the Collateral, or of exercising or directing the exercise of any trust or power conferred on the Representatives or Secured Parties, or for the taking of any other action authorized by the Collateral Documents.

Section 3.02.       Cooperation. Other than Permitted Actions, the First Priority Secured Debt Representatives and the Second Priority Secured Debt Representatives, each on behalf of itself and each First Priority Secured Party and each Second Priority Secured Party, respectively, under the First Priority Secured Debt Documents and Second Priority Secured Debt Documents, respectively, agrees that, unless and until the Discharge of Superpriority Secured Obligations has occurred, it will not commence, or join with any Person (other than the Superpriority Secured Parties and the Superpriority Secured Debt Representatives upon the request of the Controlling Creditors) in commencing, any enforcement, collection, execution, levy or foreclosure action or proceeding with respect to any Lien held by it in the Collateral under any of the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents, as applicable.

Section 3.03.       Actions upon Breach. Should the First Priority Secured Debt Representative or any First Priority Secured Party, or the Second Priority Secured Debt Representative or any Second Priority Secured Party, contrary to this Agreement, in any way take, attempt to take or threaten to take any action with respect to the Collateral (including any attempt to realize upon or enforce any remedy with respect to this Agreement) or fail to take any action required by this Agreement, the Superpriority Secured Debt Representative or any Superpriority Secured Party (in its or their own name or in the name of the Issuer or any other Obligor) or the Issuer may obtain relief against the First Priority Secured Debt Representative or such First Priority Secured Party, or the Second Priority Secured Debt Representative or such Second Priority Secured Party, as applicable, by injunction, specific performance or other appropriate equitable relief. The First Priority Secured Debt Representative and the Second Priority Secured Debt Representative, each on behalf of itself and each First Priority Secured Party and Second Priority Secured Party, respectively, under the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents, respectively, hereby (i) agrees that the Superpriority Secured Parties’ damages from the actions of the First Priority Secured Debt Representative or any First Priority Secured Party, or the Second Priority Secured Debt Representative or any Second Priority Secured Party, as applicable, may at that time be difficult to ascertain and may be irreparable and waives any defense that the Issuer, any other Obligor or the Superpriority Secured Parties cannot demonstrate damage or be made whole by the awarding of damages and (ii) irrevocably waives any defense based on the adequacy of a remedy at law and any other defense that might be asserted to bar the remedy of specific performance in any action that may be brought by any Superpriority Secured Debt Representative or any other Superpriority Secured Party or the Issuer.

Article 4
ACCOUNTS AND PAYMENTS

Section 4.01.       Application Of Proceeds. So long as the Discharge of Superpriority Secured Obligations has not occurred and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, (i) the Collateral or proceeds thereof received in connection with the disposition of, or collection on, such Collateral (including any amounts transferred from the Collection Account pursuant to a Remedies Direction) or at the direction of any Representative pursuant to the terms of the relevant Collateral Document upon the exercise of remedies after the occurrence and during the continuance of an Event of Default under any Secured Debt Document, and (ii) any Collateral, proceeds thereof, or distribution in respect of any Collateral in any Insolvency or Liquidation Proceeding (other than any Plan Distribution and any Interest Protection Payments), in each case, shall be applied by the Account Bank at

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the instruction of the applicable Collateral Agent to the Secured Obligations in such order as specified in the Applicable Waterfall, provided that the applicable Collateral Agent shall act only at the instruction of the Controlling Creditors.

Section 4.02.       Instructions to Account Banks and Calculations.

(a)          Actions of the Collateral Agents. The Brazilian Collateral Agent is hereby instructed to and agrees to (unless subsequently instructed by the Controlling Creditors to the contrary): (a) execute and deliver control agreements with respect to the Collection Accounts, the BRL Payment Account, the BRL Blocked Account and the BRL Collateral Account, (b) deliver instructions to the Account Bank holding the Collection Accounts from time to time to (i) convert funds into different currencies from time to time (at the Currency Conversion Rate) between the Controlled Accounts where required to satisfy the Secured Obligations, including (A) on each Allocation Date and (B) following a Remedies Direction, two business days before each Post-Default Distribution Date as set forth in Section 4.04 below, (ii) release funds to the Freeflow Account when expressly permitted by this Agreement and the Collateral Documents as certified by the Parent Guarantor when the Quarterly Freeflow Threshold is satisfied and the Quarterly Freeflow Date has occurred pursuant to Section 4.02(c) below, (iii) distribute funds in the Collection Accounts to the Payment Accounts on each Distribution Date (as described in Section 4.03(a) below) or the Collateral Accounts (on each Post-Default Distribution Date, as described in Section 4.04 below), based upon the USD Pro Rata Share and the BRL Pro Rata Share, (A) prior to a Remedies Direction as notified to the Brazilian Collateral Agent by the Parent Guarantor (and set forth in each Allocation Date Statement) and (B) after a Remedies Direction, as calculated by the Brazilian Collateral Agent, and (iv) distribute amounts in the BRL Payment Account in accordance with the BRL Payment Waterfall on each Distribution Date, (c) upon a notice of Cash Control, instruct the Account Bank holding the Collection Accounts to transfer amounts therein to the BRL Collateral Account and to retain such amounts therein until such time as the Controlling Creditors (as determined in accordance with clause (a) or (b) of the definition thereof) shall provide other instructions in accordance with this Agreement, and (d) instruct the Account Bank holding the BRL Collateral Account to distribute funds therein according to the Post-Default Waterfall from time to time on each Post-Default Distribution Date and (e) take any other measure and/or as directed by the parties hereto, in the case of each of the foregoing (a) through (e), pursuant to the terms of this Agreement. The U.S. Collateral Agent agrees to (a) execute and deliver control agreements with respect to the USD Payment Account, the USD Blocked Account and the USD Collateral Account, (b) deliver instructions to the Account Bank holding the USD Payment Account from time to time in accordance with the USD Payment Waterfall, and (c) instruct the Account Bank holding the USD Collateral Account to distribute funds therein according to the USD Post-Default Waterfall from time to time, in each case pursuant to the terms of this Agreement.

(b)            Instructions to the Collateral Agents Regarding Accounts. Each Collateral Agent shall take the actions described in this Section 4.02, (x) so long as no Representative has delivered a notice of Event of Default, (i) in the case of any Quarterly Freeflow Date, upon receipt of a certificate of an Obligor stating that the Quarterly Freeflow Date has occurred (and after confirming the existence of funds in the Collection Accounts equivalent to the Quarterly Freeflow Threshold based on the relevant bank account statements provided to the Brazilian Collateral Agent in such Officer’s Certificate), (ii) in the case of any Allocation Date, upon receipt of an Allocation Date Statement from an Obligor and (iii) upon each Distribution Date, (y) after the delivery of any notice of Event of Default from any Representative instructing the exercise of Cash Control, upon receipt of such instruction and (z) after delivery of a Remedies Direction instructing the application of amounts in the Collection Accounts and the Collateral Accounts pursuant to the Post-Default Waterfalls, on each Post-Default Distribution Date. Each Collateral Agent shall be entitled to rely on the instructions and information provided by such Persons in taking any such actions.

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(c)            Quarterly Freeflow. In respect of any Quarterly Reporting Period, (i) until the Quarterly Freeflow Date, any and all amounts deposited into the Collection Accounts shall remain on deposit in the relevant Collection Account, and (ii) with effect from the Quarterly Freeflow Date to the first Business Day of the next Quarterly Reporting Period, amounts in the Collection Accounts in excess of the Quarterly Freeflow Threshold shall be transferred daily into the Freeflow Accounts by the Account Bank acting upon the instruction (which may be a standing instruction for such Quarterly Reporting Period) of the Brazilian Collateral Agent), and the terms of the relevant Collateral Documents will provide accordingly. The Brazilian Collateral Agent shall be notified by the Parent Guarantor when the Quarterly Freeflow Date occurs (based on the relevant bank account statements provided to the Brazilian Collateral Agent in an Officer’s Certificate) and shall notify the Obligors and the Account Banks holding the Collection Accounts within one Business Day after the occurrence of the Quarterly Freeflow Date. For the avoidance of doubt, pursuant to the definition of Quarterly Freeflow Date, if the aggregate balance on deposit in the Blocked Accounts and the Collection Accounts on the first Business Day in that Quarterly Reporting Period is equal to or greater than the applicable Quarterly Freeflow Threshold (in each case as demonstrated by the relevant bank account statements provided to the Brazilian Collateral Agent in an Officer’s Certificate), then the Quarterly Freeflow Date shall be the date that is the first Business Day in that Quarterly Reporting Period, which means that amounts in the Collection Accounts during such Quarterly Reporting Period in excess of the Quarterly Freeflow Threshold shall be transferred daily into the Freeflow Accounts with effect from the first Business Day in that Quarterly Reporting Period by, or at the direction (which may be a standing direction) of, the Brazilian Collateral Agent.

(d)            Distribution of Allocation Date Statements. The Brazilian Collateral Agent shall distribute to each Representative each Allocation Date Statement received by the Brazilian Collateral Agent delivered by the Parent Guarantor or the Issuer, promptly upon receipt thereof. In the event that any Representative disagrees with any Allocation Date Statement, such Representative shall inform the Collateral Agents and the Obligors in writing of such disagreement. The parties shall endeavor in good faith to resolve any alleged discrepancy.

(e)            Solicitation of Information from Representatives. Following a Remedies Direction instructing the application of amounts in Collection Accounts and Collateral Accounts pursuant to the Post-Default Waterfall, the Brazilian Collateral Agent shall request from each Representative, and each Representative shall deliver to the Brazilian Collateral Agent, not less frequently than every month, an accounting of the amount of the principal, accrued interest and other Secured Obligations under the applicable Secured Debt Document. The responses of such Representatives shall be conclusive and binding absent manifest error. The Brazilian Collateral Agent shall rely on such information to calculate the USD Pro Rata Share, the BRL Pro Rata Share and the amounts payable under the Post-Default Waterfalls, and shall instruct the Account Banks to make allocations to the USD Collateral Account and the BRL Collateral Account in accordance therewith.

(f)             Voluntary Contributions. The Obligors may or may cause any of their subsidiaries (with written notice to the Account Bank and the Applicable Collateral Representatives) to deposit amounts into any Collection Account from time to time prior to a Distribution Date. Any amounts so deposited into any Collection Account that are not required to be paid into a Collection Account pursuant to the terms of any Secured Debt Document are referred to in this Agreement as “Voluntary Contributions.”

(g)            At any time prior to a Remedies Direction or notice of Cash Control, the Obligors shall be entitled to instruct the Brazilian Collateral Agent to transfer any amounts in any Collection Account into the USD Blocked Account and the Obligors shall be permitted to maintain balances in the USD Blocked Account including, without limitation, for the purposes of the determining whether the Quarterly Freeflow Date has occurred as contemplated by the definition of Quarterly Freeflow Date.

Section 4.03.

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Payment Waterfalls.

(a)            Payment Waterfalls Generally. So long as any Series of BRL First Priority Secured Debt is outstanding (i) on each Allocation Date, an Obligor shall deliver to the Brazilian Collateral Agent an Allocation Date Statement, (ii) the Brazilian Collateral Agent shall distribute such Allocation Date Statement delivered by the Parent Guarantor to each Representative in accordance with Section 4.02(d) (and any Representative shall be entitled to advise if it believes there is an inaccuracy in the Allocation Date Statement, and the Parent Guarantor shall work with such Representative to resolve any discrepancy), (iii) in the event that there are insufficient funds in the Collection Accounts to pay the USD Required Payments and the BRL Required Payments, the Obligors shall be required to make voluntary contributions in an amount sufficient to fund the Collection Accounts with sufficient funds (“Sufficient Funds”) to pay the USD Required Payments and the BRL Required Payments, (iv) provided there are Sufficient Funds in the Collection Accounts in respect of a Distribution Date, on such Distribution Date, funds in the Collection Accounts sufficient to pay the USD Required Payments under all Series of USD Secured Debt (based upon instructions in the Allocation Date Statement furnished to it on the related Allocation Date by the Issuer) shall be distributed by the Account Bank under the direction of the Brazilian Collateral Agent to the USD Payment Account, and (v) after distributing the USD Required Payments to the USD Payment Account, the remaining funds in the Collection Accounts, which the Parent Guarantor covenants shall not be less than the amount sufficient to pay the BRL Required Payments under all Series of BRL First Priority Secured Debt (based upon instructions in the Allocation Date Statement furnished to it in the related Allocation Date Statement by the Issuer) shall be transferred to the BRL Payment Account.

(b)            Payment Waterfall Insufficiency. In the event that Sufficient Funds are not available in the Collection Accounts on a Distribution Date, then, on such Distribution Date, the Brazilian Collateral Agent is hereby instructed to instruct the relevant Account Bank that (a) the USD Pro Rata Share (as calculated by the Parent Guarantor in the most recent Allocation Date Statement) of the funds in the Collection Accounts shall be distributed by the Account Bank under the direction of the Brazilian Collateral Agent (unless the Brazilian Collateral Agent has received an Act of Controlling Creditors to the contrary) to the USD Payment Account, and (b) thereafter, the BRL Pro Rata Share (as calculated by the Parent Guarantor in the most recent Allocation Date Statement) of the funds in the Collection Accounts shall be transferred to the BRL Payment Account.

(c)            Payment Waterfalls General; Taxes. The amount to be distributed by the Account Bank under the direction of the Brazilian Collateral Agent to the USD Payment Account and amounts distributable by the Brazilian Collateral Agent in respect of the AerCap Secured Obligations will first be converted into U.S. dollars at the Currency Conversion Rate. Each calculation on each Allocation Date and each payment of the USD Required Payments under all Series of Secured Debt to the USD Payment Account shall be accompanied by, made free and clear of, and without withholding or deduction for or on account of, any Taxes imposed or levied by or on behalf of Brazil, Cayman Islands, any other jurisdiction in which the relevant Obligor (or any of its successors) is organized or resident for Tax purposes, or any political subdivision or taxing authority thereof or therein on any payment of or with respect to the USD Required Payments under all Series of Secured Debt to the USD Payment Account. In the event that any such withholding or deduction is so required, the relevant Obligor shall pay, (i) with respect to each payment of the USD Required Payments under all Series of Secured Debt to the USD Payment Account, such additional amounts as may be necessary to ensure that the net amounts receivable in the USD Payment Account, after such withholding or deduction shall equal the respective amounts of the USD Required Payments which would have been receivable in the absence of such withholding or deduction and (ii) with respect to each payment of the AerCap Secured Obligations, such additional amounts as may be necessary to ensure that the net amounts on deposit in the BRL Payment Account, after such withholding or deduction shall equal the respective amounts payable in respect of the AerCap Secured Obligations which would have been receivable in the absence of such withholding or deduction.

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(d)            USD Payment Waterfall. Amounts transferred to the USD Payment Account (including amounts transferred from the Collection Accounts) shall be distributed by the U.S. Collateral Agent in the following order of priority (the “USD Payment Waterfall”):

(1)            first, (x) ratably to the Representatives of each Series of Secured Debt (including any successor manager hired pursuant to an Act of Controlling Creditors following a termination or resignation of Azul Linhas as the IP Manager), fees, costs, expenses, reimbursements and indemnification amounts due and payable to such Persons in U.S. dollars pursuant to the terms of the applicable Secured Debt Documents that has been invoiced to an Obligor at least two Business Days prior to the related Allocation Date and then (y) ratably for the fees, expenses and other amounts due and owing to any Independent Director of an IP Party (to the extent not otherwise paid);

(2)            second, to the holders of, or ratably to the Representatives of the holders of, as applicable, Superpriority Secured Debt, (A) an amount equal to the interest payable under such Superpriority Secured Debt with respect to such Distribution Date and (B) if applicable, any premium, including any make-whole premium or equivalent, pursuant to the applicable Superpriority Secured Debt Documents;

(3)            third, ratably to the holders of, or the Representatives of the holders of, as applicable, the Superpriority Secured Debt, an amount equal to the principal amount of such Superpriority Secured Debt that is then due and payable;

(4)            fourth, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of USD First Priority Secured Debt (including the New First Out Notes), (A) an amount equal to the interest payable under such Series of USD First Priority Secured Debt with respect to such Distribution Date and (B) with respect to the New First Out Notes, if applicable, any premium including any Make-Whole Premium (as defined in the New First Out Notes Indenture) or equivalent, pursuant to the applicable First Priority Secured Debt Documents;

(5)            fifth, ratably to the holders of, or the Representatives of the holders of, as applicable, each Series of USD First Priority Secured Debt (including the New First Out Notes), an amount equal to the principal amount of such Series of USD First Priority Secured Debt (including the New First Out Notes) that is then due and payable;

(6)            sixth, if any Series of USD Secured Debt is then entitled to an excess cash flow sweep, to pay such amounts then due;

(7)            seventh, to the holders of, or ratably to the Representative of the holders of, as applicable, each Series of Second Priority Secured Debt (including the New Second Out Notes), ratably, (A) an amount equal to the interest payable under such Series of Second Priority Secured Debt with respect to such Distribution Date and (B) with respect to any Second Priority Secured Debt, to the extent applicable, any premium, including a make-whole premium or equivalent, pursuant to the applicable Second Priority Secured Debt Documents;

(8)            eighth, ratably to the holders of, or the Representatives of the holders of (as applicable), each Series of Second Priority Secured Debt (including the New Second Out Notes), an amount equal to the principal amount of such Series of Second Priority Secured Debt (including the New Second Out Notes) that is then due and payable;

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(9)            ninth, ratably to the Trustee and each Collateral Agent, and then to any other Person (other than the Parent Guarantor and any of its Subsidiaries), any additional Obligations under the Secured Debt Documents relating to any Series of USD Secured Debt due and payable to such Person on such Distribution Date to the extent not paid above; and

(10)         tenth, to or at the direction of the Issuer, which may be distributed directly or indirectly to the Parent Guarantor without any restriction.

(e)            BRL Payment Waterfall. Amounts transferred to the BRL Payment Account (including amounts transferred from the Collection Accounts) shall be distributed by the Account Bank under the direction of the Brazilian Collateral Agent in the following order of priority (with any amounts payable in respect of the AerCap Secured Obligations first converted to U.S. dollars at the Currency Conversion Rate) (the “BRL Payment Waterfall” and, together with the USD Payment Waterfall, the “Payment Waterfalls”):

(1)            first, ratably to the Representatives of each Series of Secured Debt, fees, costs, expenses, reimbursements and indemnification amounts due and payable to such Persons in Brazilian reais pursuant to the terms of the applicable Secured Debt Documents that has been invoiced to an Obligor at least two Business Days prior to the related Allocation Date;

(2)            second, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of BRL First Priority Secured Debt, an amount equal to (i) the interest payable under such Series of BRL First Priority Secured Debt with respect to such Distribution Date and (ii) in the case of the AerCap Secured Obligations, any Waterfall AerCap Payment;

(3)            third, ratably to the holders of, or the Representatives of the holders of, as applicable, each Series of BRL First Priority Secured Debt, an amount equal to the principal amount of such Series of BRL First Priority Secured Debt that is then due and payable;

(4)            fourth, if any Series of BRL First Priority Secured Debt is then entitled to an excess cash flow sweep, to pay such amounts then due;

(5)            fifth, ratably to the Trustee and each Collateral Agent, and then to any other Person (other than the Parent Guarantor and any of its Subsidiaries), any additional Obligations under the Secured Debt Documents relating to any Series of BRL First Priority Secured Debt due and payable to such Person on such Distribution Date to the extent not paid above; and

(6)            sixth, to or at the direction of the Issuer, which may be distributed directly or indirectly to the Parent Guarantor without any restriction.

(f)             At such time as no Series of BRL First Priority Secured Debt (including Waterfall AerCap Payments) is outstanding, so long as no Remedies Direction has been delivered, amounts transferred from the Collection Accounts pursuant to an Allocation Date Statement shall be applied pursuant to the USD Payment Waterfall.

Section 4.04.       Post-Default Waterfalls. Following a Remedies Direction, the Account Banks acting upon the instruction (which may be a standing instruction) of the applicable Collateral Agent (which is hereby instructed to deliver such instruction upon receipt of a Remedies Direction), will cause (x) amounts in the Collection Accounts to be transferred daily to the BRL Collateral Account, (y) amounts in the BRL Blocked Account to be transferred to the BRL Collateral Account, and (z) amounts in the USD Blocked Account to be transferred into the USD Collateral Account in an amount equal to the USD Pro Rata Share and into the BRL Collateral Account in an amount equal to the BRL Pro Rata Share of the

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amounts so transferred; and in the case of clauses (y) and (z), no further payments shall be made into the Blocked Accounts. Any proceeds of a Remedies Action, and any proceeds from the enforcement of guarantees in respect of any Series of Secured Debt (including guarantees of the New First Out Notes), will also be deposited to the BRL Collateral Account; provided that if any such proceeds are received in U.S. dollars they may be deposited to the USD Collateral Account pending allocation in accordance with the USD Pro Rata Share and the BRL Pro Rata Share to the Secured Obligations pursuant to the following paragraphs).

(a)            Allocation of USD Pro Rata Share and BRL Pro Rata Share. On a weekly basis (or more frequently if elected by the Controlling Creditors in a Remedies Direction) (each such date a “Post-Default Distribution Date”), the Brazilian Collateral Agent (based upon information provided by each Representative to the Brazilian Collateral Agent from time to time as the Brazilian Collateral Agent may request or as provided in this Agreement) shall calculate the USD Pro Rata Share and the BRL Pro Rata Share and shall instruct the applicable Account Bank to (a) transfer to the USD Collateral Account, the USD Pro Rata Share of the amounts in the BRL Collateral Account and (b) apply the BRL Pro Rata Share in accordance with the BRL Post-Default Waterfall below. The amount to be distributed from the BRL Collateral Account to the USD Collateral Account will first be converted into U.S. dollars at the Currency Conversion Rate.

(b)            USD Post-Default Waterfall. Amounts transferred to the USD Collateral Account pursuant to the foregoing shall be applied as follows (the “USD Post-Default Waterfall”):

(1)            first, (x) ratably to the Representatives of each Series of Secured Debt and each Collateral Agent, fees, costs, expenses, reimbursements and indemnification amounts due and payable in U.S. dollars to such Persons pursuant to the terms of the applicable Secured Debt Documents and then (y) ratably for the fees, expenses and other amounts due and owing to any Independent Director of any IP Party (to the extent not otherwise paid);

(2)            second, to the holders of, or ratably to the Representatives of the holders of, as applicable, the Superpriority Secured Debt, an amount equal to (A) the interest then accrued and not paid for such Superpriority Secured Debt, and (B) if applicable, any premium, including any make-whole premium or equivalent, pursuant to the applicable Superpriority Secured Debt Documents;

(3)            third, to the holders of, or ratably to the Representatives of the holders of, as applicable, the Superpriority Secured Debt, an amount equal to the principal amount of the Superpriority Secured Debt that is then outstanding, whether or not due and payable;

(4)            fourth, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of USD First Priority Secured Debt, an amount equal to (A) the interest then accrued and not paid for such Series of USD First Priority Secured Debt, and (B) any premium including any Make-Whole Premium (as defined in the New First Out Notes Indenture) or equivalent pursuant to the applicable First Priority Secured Debt Documents;

(5)            fifth, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of USD First Priority Secured Debt, an amount equal to the principal amount of such Series of USD First Priority Secured Debt that is then outstanding, whether or not due and payable;

(6)            sixth, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of Second Priority Secured Debt, an amount equal to (A) the interest then

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accrued and not paid for such Series of Second Priority Secured Debt, and (B) any premium, including a make-whole premium or equivalent, pursuant to the applicable Second Priority Secured Debt Documents;

(7)            seventh, to the holders of, or ratably to the Representatives of the holders of, as applicable, each Series of Second Priority Secured Debt, an amount equal to the principal amount of such Series of Second Priority Secured Debt that is then outstanding, whether or not due and payable;

(8)            eighth, to any other Person (other than the Parent Guarantor and any of its Subsidiaries), any additional Obligations under the Secured Debt Documents relating to any Series of USD Secured Debt due and payable to such Person on such Post-Default Distribution Date to the extent not paid above; and

(9)            ninth, to the USD Collateral Account.

(c)            BRL Post-Default Waterfall. The BRL Pro Rata Share of amounts in the BRL Collateral Account on each Post-Default Distribution Date pursuant to the foregoing shall be applied as follows (with any amounts payable in respect of the AerCap Secured Obligations first converted to U.S. dollars at the Currency Conversion Rate) (the “BRL Post-Default Waterfall” and, together with the USD Post-Default Waterfall, the “Post-Default Waterfalls”):

(1)            first, ratably to the Representatives of each Series of Secured Debt and each Collateral Agent, fees, costs, expenses, reimbursements and indemnification amounts due and payable in Brazilian reais to such Persons pursuant to the terms of the applicable Secured Debt Documents;

(2)            second, ratably to the holders of, or Representatives of the holders of, as applicable, each Series of BRL First Priority Secured Debt, and subject to Section 4.05(c), an amount equal to (i) the interest then accrued and not paid for such Series of BRL First Priority Secured Debt; (ii) any premium or other obligations, if any, that is then due and payable with respect to such Series of BRL First Priority Secured Debt; and (iii) in the case of the AerCap Secured Obligations, any Waterfall AerCap Payment;

(3)            third, ratably to the holders of, or the Representatives of the holders of, as applicable, each Series of BRL First Priority Secured Debt, an amount equal to the principal amount of such Series of BRL First Priority Secured Debt that is then outstanding (including in the case of the AerCap Secured Obligations, the AerCap Secured Obligations that are then outstanding in excess of the then-due and payable Waterfall AerCap Payment, up to the then-applicable AerCap Secured Obligations Cap), whether or not due and payable;

(4)            fourth, to any other Person (other than the Parent Guarantor and any of its Subsidiaries), any additional Obligations under the Secured Debt Documents relating to any Series of BRL First Priority Secured Debt due and payable to such Person on such Post-Default Distribution Date to the extent not paid above; and

(5)            fifth, to the USD Collateral Account.

(d)            At such time as no Series of BRL First Priority Secured Debt is outstanding, if a Remedies Direction has been delivered and is in effect, amounts transferred from the Collection Accounts on each Post-Default Distribution Date shall be applied pursuant to the USD Post-Default Waterfall. At such time

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as no Series of USD Secured Debt is outstanding, if a Remedies Direction has been delivered and is in effect, amounts transferred from the Collection Accounts on each Post-Default Distribution Date shall be applied pursuant to the BRL Post-Default Waterfall.

(e)            The Collateral Agents and the Issuer shall be permitted to amend the Payment Waterfalls, the Collateral Accounts, the Blocked Accounts, the Payment Accounts and the definitions of BRL Pro Rata Share and USD Pro Rata Share in a manner that is not adverse to any Series of Secured Debt to facilitate the administration of the Payment Waterfalls (including if any Secured Obligations are payable in a currency other than U.S. dollars or Brazilian reais), or cure any defects, upon delivery to the Collateral Agents of an Officer’s Certificate stating that such amendment is not adverse to any Series of Secured Debt.

(f)             For the avoidance of doubt, to the extent amounts in the Payment Accounts with respect to any Distribution Date or in the Collateral Accounts following a Remedies Direction are insufficient to pay amounts due under any Secured Debt Documents due on such date, the Obligors shall be permitted to pay such amounts into the Payment Accounts or the Collateral Accounts, as applicable, at or prior to the relevant Distribution Date, and the Obligors shall remain obligated to discharge its payment obligations under the Secured Debt Documents in accordance with the terms thereof.

Section 4.05.       AerCap Payments Special Provisions.

(a)            Notwithstanding any other provision herein and of the Transaction Documents, the parties hereto hereby expressly consent and agree that:

(i)	subject to paragraph (ii) below, the Obligors shall be entitled, at their option, to pay and accordingly discharge (1) any amounts outstanding under the AerCap Secured Obligations otherwise than through the Payment Waterfalls and (2) any amounts due and payable under the AerCap Secured Obligations through the Payment Waterfalls and the Post-Default Waterfalls; provided, that the Obligors shall be prohibited from exercising any option pursuant to this paragraph (i) for long as Section 4.05(a)(ii) below applies;
(ii)	the Obligors shall be required to pay and discharge any amounts due and payable under the AerCap Secured Obligations through the Payment Waterfalls and the Post-Default Waterfalls (as applicable) (1) at the request of the AerCap Representative (which request may be revoked at any time by the AerCap Representative and is exercisable more than once), and (2) automatically upon a Remedies Direction and for so long as the applicable Remedies Direction has effect and has not been revoked pursuant to a revocation notice from the Controlling Creditors in accordance with Section 3.01(b).

(b)            If the relevant Obligor elects or is required to pay and discharge any amounts due and payable under the AerCap Secured Obligations through the Payment Waterfalls or the Post-Default Waterfalls (each such payment that is due and payable, a “Waterfall AerCap Payment”), then for the purposes of determining when a Distribution Date will occur, the scheduled payment date for such Waterfall AerCap Payment under the AerCap Secured Obligations shall be deemed to be a Distribution Date.

(c)            The AerCap Secured Obligations shall be deemed to be a Series of BRL First Priority Secured Debt solely because such AerCap Secured Obligations are obligations of Azul Linhas which are required to be paid, if applicable, through the BRL Payment Account or the BRL Collateral Account. Amounts in the BRL Payment Account shall be paid towards the AerCap Secured Obligations by measuring the Waterfall AerCap Payment at the Currency Conversion Rate and amounts in the BRL Collateral Account shall be paid towards the AerCap Secured Obligations by measuring the AerCap Secured Obligations Cap at the Currency Conversion Rate and the share of any amounts to be paid from the BRL

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Payment Account towards the AerCap Secured Obligations shall be calculated proportional to the ratio of (i) the AerCap Secured Obligations at the Currency Conversion Rate to (ii) the principal amount of any other Series of BRL First Priority Secured Debt then outstanding.

Section 4.06.       Use of Cash to Pay IP License Fee.

The Controlling Creditors may permit the use of Collateral consisting of amounts in or from the Collection Accounts to pay the IP License Fee, but not any Taxes associated therewith, which Taxes shall be the sole responsibility of the Parent Guarantor and Azul Linhas to satisfy out of other sources of funds (including that the Parent Guarantor and Azul Linhas shall be required to use other sources of funds to gross up any payments of the IP License Fee to cover any withholding Tax).

Article 5
OTHER AGREEMENTS

Section 5.01.       Releases.

(a)            The release of any Lien granted upon the Collateral shall require the prior written consent of the Secured Debt Representatives; provided that each Secured Debt Representative, for itself and on behalf of each Secured Party under its Secured Debt Document, agrees that, in the event of a Disposition of any specified item of Collateral (including all or substantially all of the Equity Interests of any Subsidiary of the Parent Guarantor) (i) in connection with the exercise of remedies in respect of Collateral in accordance with the provisions of this Agreement or (ii) if not in connection with the exercise of remedies in respect of Collateral, so long as such Disposition is permitted by the terms of the Secured Debt Documents and the Collateral Documents, the Liens granted to the Secured Debt Representatives and the Secured Parties upon such Collateral to secure Secured Obligations shall terminate and be released, automatically and without any further action, provided that in the case of (i) only, (A) the Lien securing the Secured Obligations shall attach to the proceeds thereof and (B) the proceeds thereof are applied to permanently reduce the Secured Debt in accordance with the Post-Default Waterfalls. Upon delivery to the Secured Debt Representatives of an Officer’s Certificate stating that any such termination and release of Liens securing the Secured Obligations has become effective (or shall become effective concurrently with such termination and release of the Liens granted to the Secured Parties and the Secured Debt Representatives) and any necessary or proper instruments of termination or release prepared by the Issuer or any other Obligor, the Secured Debt Representatives will promptly execute, deliver or acknowledge, at the Issuer’ or the other Obligor’s sole cost and expense and without any representation or warranty, such instruments (in form and substance reasonably satisfactory to each Secured Debt Representative) to evidence such termination and release of the Liens in accordance with the Secured Debt Documents.

(b)            Each Secured Debt Representative, for itself and on behalf of each Secured Party under its Secured Debt Document, hereby irrevocably constitutes and appoints each applicable Collateral Agent and Applicable Collateral Representative and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Secured Debt Representative or such Secured Party or in the applicable Collateral Agent or Applicable Collateral Representative’s own name, from time to time in accordance with this Agreement, for the purpose of carrying out the terms of Section 5.01(a), to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of Section 5.01(a), including any termination statements, endorsements or other instruments of transfer or release.

(c)            Unless and until the Discharge of Superpriority Secured Obligations has occurred, each Secured Debt Representative, for itself and on behalf of each Secured Party under the Secured Debt

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Documents, hereby consents to the application, whether prior to or after an event of default under any Secured Debt Document, of all payments, including the proceeds of any enforcement of Collateral or any payments in respect of any guarantees of any Series of Secured Debt, to the repayment of the Secured Obligations pursuant to the Payment Waterfalls or the Post-Default Waterfalls, as applicable, provided that nothing in this Section 5.01(c) shall be construed to prevent or impair the rights of the Secured Debt Representatives or the Secured Parties to receive proceeds in connection with the Secured Obligations not otherwise in contravention of this Agreement.

Section 5.02.       Amendments to Collateral Documents and Secured Debt Documents.

(a)            No modification, amendment, supplement or waiver of the provisions of any Collateral Document will be effective without the approval of (x) the Grantors party thereto and (y) the Controlling Creditors, except that:

(A)           without an Act of Controlling Creditors or the consent of any Secured Party other than the applicable Collateral Agent (provided that, the amendment provisions of any such Secured Debt Document are otherwise complied with, including the required consent or approval of any parties thereto if any), the Grantors may amend or supplement the Collateral Documents:

(1)            as necessary or appropriate to effect the issuance or incurrence of Additional Secured Debt (including amending any Collateral Document in order to reflect the incurrence or discharge of any Secured Obligations);

(2)            to (x) cure any ambiguity, omission, mistake, defect or inconsistency, (y) effect administrative changes of a technical or immaterial nature and (z) correct or cure any incorrect cross references or similar inaccuracies;

(3)            to provide for the assumption of any Grantor’s obligations under any Secured Debt Document in the case of a merger or consolidation or sale of all or substantially all of the assets of such Grantor to the extent permitted by the terms of the Secured Debt Documents, as applicable;

(4)            to make any change that would provide any additional rights or benefits to the Secured Parties or the Collateral Agents or to surrender any right or power conferred upon any Grantor under any Secured Debt Document;

(5)            to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral (including any Additional Collateral) or additional property to become Collateral for the benefit of the Secured Parties (including entering into and/or modifying any intercreditor agreement in connection with Indebtedness not prohibited under any Secured Debt Document that is or is contemplated to be subject to a Lien permitted by the Secured Debt Documents (subject to any restrictions set forth in the Secured Debt Documents as to the priority of any such Lien relative to any Lien securing, or required to be granted to secure, the Secured Obligations));

(6)            as required by local law or to comply with advice from local counsel to give effect to, or protect any security interest for the benefit of the Secured Parties in, any property or so that the security interests therein comply with applicable requirements of law or any Secured Debt Document;

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(7)            to otherwise enhance the rights or benefits of the Secured Parties under the Collateral Documents; and each such modification, amendment, supplement or waiver will become effective when executed and delivered by the Grantors party thereto and the applicable Collateral Agent;

(B)           no modification, amendment, supplement or waiver to any Collateral Document that:

(1)            (x) modifies the provisions of Sections 4.03, or 4.04 of this Agreement, (y) modifies the provisions of Section 2.09 in any manner adverse to the holders of any Series of Secured Debt or (z) amends the definition of “BRL Pro Rata Share” or “USD Pro Rata Share”;

(2)            materially and adversely affects the right of any Holder of Secured Obligations to vote its Secured Debt as to any matter described as subject to an Act of Controlling Creditors (including Remedies Directions and Specified Rights) (or amends the provisions of this clause (2) or the definition of “Act of Controlling Creditors”, “Cash Control”, “Cash Control Instruction”, “Controlling Creditors”, “Majority First Priority Collateral Enforcement Date”, “Majority Total Debtholders”, “Required First Priority Debtholders”, “Remedies Direction”, or “Specified Rights”),

(3)            materially and adversely affects the right of any holder of Superpriority Secured Obligations to share in the order of application described in Sections 2.09, and 4.03 and 4.04 in any receivables or other amounts forming part of the Collateral, any other amounts deposited in the Collection Accounts, or proceeds of enforcement of or realization on any Collateral or other payments on account of the Secured Obligations, or

(4)            materially and adversely affects the right of any holder of Secured Obligations to require that Liens securing Secured Obligations be released only as set forth in the provisions described in Section 5.01, will become effective without the execution and delivery by the Grantors party thereto and the Collateral Agents acting with the consent under, and in accordance with, the terms of each Series of Secured Debt affected thereby; provided that with respect to the release of Liens on Collateral with respect to any Series of Secured Debt, such modification, amendment, supplement or waiver may be approved by the requisite percentage of holders specifically set forth in the applicable Secured Debt Document for such Series of Secured Debt.

(C)           No modification, amendment, supplement or waiver to any Collateral Document that imposes any incremental obligation upon any Collateral Agent or any Representative or adversely affects the rights of any Collateral Agent or any Representative, respectively, in its capacity as such will become effective without the consent of such Collateral Agent or such Representative, respectively.

(D)           No modification, amendment, supplement or waiver to any Collateral Document that modifies (i) the definitions of “AerCap Discharge Date”, “AerCap Lease Documents”, “AerCap Secured Obligations”, “AerCap Secured Obligations Cap”, “Collateral”, “AerCap Secured Party”, “AerCap Representative”, “AerCap Party” and/or “Leases Collateral”, and/or (ii) the provisions of Section 1.06, Section 2.06(c), Section 4.05, this Section 5.02(a)(D), Section 5.05 and/or Section 6.07 of this Agreement will, in any case, become effective without the prior written consent of the AerCap Representative.

(b)            The Superpriority Secured Debt Documents may be amended, restated, amended and restated, waived, supplemented or otherwise modified in accordance with their terms, and the Indebtedness under the Superpriority Secured Debt Documents may be Refinanced, in each case, without the consent of

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any Representative, any Secured Party or any holders of any Secured Debt, all without affecting the Lien priorities and payment priorities provided for herein or the other provisions hereof; provided, however, that, without the consent of each Representative, (A) no such amendment, restatement, supplement, modification or Refinancing (or successive amendments, restatements, supplements, modifications or Refinancings) shall contravene (i) any provision of this Agreement or (ii) in the case of any increase in the principal amount of any Superpriority Secured Debt, any other Secured Debt Document then in effect, and (B) a representative of the holders of any refinancing debt shall become a party to this Agreement in the manner provided in Section 8.07.

(c)            The First Priority Secured Debt Documents may be amended, restated, amended and restated, waived, supplemented or otherwise modified in accordance with their terms, and the Indebtedness under the First Priority Secured Debt Documents may be Refinanced, in each case, without the consent of any Representative, any Secured Party or any holders of any Secured Debt, all without affecting the Lien priorities and payment priorities provided for herein or the other provisions hereof; provided, however, that, without the consent of each Representative, (A) no such amendment, restatement, supplement, modification or Refinancing (or successive amendments, restatements, supplements, modifications or Refinancings) shall contravene (i) any provision of this Agreement or (ii) in the case of any increase in the principal amount of any Series of First Priority Secured Debt, any other Secured Debt Document then in effect, and (B) a representative of the holders of any refinancing debt shall become a party to this Agreement in the manner provided in Section 8.07.

(d)            The Second Priority Secured Debt Documents may be amended, restated, waived, supplemented or otherwise modified in accordance with their terms, and the Indebtedness under the Second Priority Secured Debt Documents may be refinanced, renewed, extended or replaced, in each case, without the consent of any Representative, any Secured Party or any holders of any Secured Debt, all without affecting the Lien priorities and payment priorities provided for herein or the other provisions hereof; provided, however, that, without the consent of each Representative, (A) no such amendment, restatement, supplement, modification or Refinancing (or successive amendments, restatements, supplements, modifications or Refinancings) shall contravene (i) any provision of this Agreement or (ii) in the case of any increase in the principal amount of any Series of Second Priority Secured Deb, any other Secured Debt Document then in effect, and (B) a representative of the holders of any refinancing debt shall become a party to this Agreement in the manner provided in Section 8.07.

(e)            Each Collateral Agent agrees to deliver to the Representatives copies of (i) any modification, amendment, supplement or waiver to the Collateral Documents and (ii) any new Collateral Documents promptly after effectiveness thereof.

(f)             Any Representative that is party to any Collateral Document shall be required, promptly upon request of the Parent Guarantor, to enter into any amendments and/or amendments and restatements of such Collateral Documents, in accordance with the terms of such Collateral Documents and this Agreement, in connection with any Additional Secured Debt to be secured by the Collateral pursuant to the Section 8.07.

(g)            For the purposes of this Section 5.02, any reference to “Collateral Document” shall exclude this Agreement.

Section 5.03.       When Discharge of Secured Obligations Deemed To Not Have Occurred.

(a)            Discharge of Superpriority Secured Obligations. If, at any time substantially concurrently with or after the occurrence of the Discharge of Superpriority Secured Obligations, the Issuer consummates any Refinancing pursuant to which it incurs any Superpriority Secured Obligations, then such Discharge of

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Superpriority Secured Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of Superpriority Secured Obligations) and the applicable agreement governing such Superpriority Secured Obligations shall automatically be treated as a Superpriority Secured Debt Document for all purposes of this Agreement, including for purposes of the Lien priorities, payment priorities and rights in respect of Collateral set forth herein and the agent, representative or trustee for the holders of such Superpriority Secured Obligations shall be the Superpriority Secured Debt Representative for all purposes of this Agreement.

(b)            Discharge of First Priority Secured Obligations. If, at any time substantially concurrently with or after the occurrence of the Discharge of First Priority Secured Obligations, the Issuer consummates any Refinancing pursuant to which it incurs any First Priority Secured Obligations, then such Discharge of First Priority Secured Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of First Priority Secured Obligations) and the applicable agreement governing such First Priority Secured Obligations shall automatically be treated as a First Priority Secured Debt Document for all purposes of this Agreement, including for purposes of the Lien priorities, payment priorities and rights in respect of Collateral set forth herein and the agent, representative or trustee for the holders of such First Priority Secured Obligations shall be the First Priority Secured Debt Representative for all purposes of this Agreement.

Section 5.04.       No Purchase Option. The First Priority Secured Parties and the Second Priority Secured Parties agree that, notwithstanding any provision in any Secured Debt Document, no First Priority Secured Party or Second Priority Secured Party may request, and no Superpriority Secured Party shall be required to or be deemed to offer the First Priority Secured Parties or the Second Priority Secured Parties the option, to purchase any or all of the aggregate principal amount of Superpriority Secured Debt outstanding. Furthermore, the Second Priority Secured Parties agree that, notwithstanding any provision in any Secured Debt Document, no Second Priority Secured Party may request, and no First Priority Secured Party shall be required to or be deemed to offer the Second Priority Secured Parties the option, to purchase any or all of the aggregate principal amount of outstanding First Priority Secured Debt outstanding.

Section 5.05.       Discharge of AerCap Secured Obligations. With effect on and from the AerCap Discharge Date:

(a)            this Agreement shall cease to be binding on each AerCap Secured Party and the AerCap Secured Parties shall be irrevocably and unconditionally released from all of their respective obligations and liabilities hereunder, save that the terms of Section 1.06 shall continue to have full force and effect as between the parties hereto and the AerCap Secured Parties;

(b)            the AerCap Secured Parties shall not constitute Secured Parties and the AerCap Secured Obligations shall not constitute Secured Obligations; and

(c)            no party hereto may assert any right or remedy, or seek to enforce any of the terms of this Agreement, against any AerCap Secured Party.

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Article 6

INSOLVENCY OR LIQUIDATION PROCEEDINGS

Section 6.01.       Financing Issues.

(a)            Each of the Secured Parties and their corresponding Representatives acknowledges and agrees that, until the Discharge of Superpriority Secured Obligations, if any Obligor, as debtor-in-possession, moves for approval of debtor-in-possession financing in a proceeding under Chapter 11 of the Bankruptcy Code (a “DIP Financing”), (i) all of the Claims arising under, derived from, based upon, or secured pursuant to the Superpriority Notes and the Superpriority Notes Indenture, including Claims for all principal amounts outstanding, interest, fees, expenses, costs, make whole amount, and other charges arising thereunder or related thereto (“Superpriority Notes Claims”), shall be refinanced or “rolled-up” into such DIP Financing and deemed to constitute obligations due under the DIP Financing, and receive the benefit of all collateral, priority and other protections thereunder, and (ii) such party will not oppose nor object to the refinancing or “rolling-up” of the Superpriority Notes Claims into any such DIP Financing to the extent the liens securing such DIP Financing rank senior or pari passu (including pursuant to an intercreditor agreement) with the liens on any collateral for the benefit of such Secured Party. For the avoidance of doubt, any Obligor shall not require any consent from any Secured Party or their corresponding Representative with respect to the rolling of the Superpriority Notes Claims into such DIP Financing. To the extent permitted by applicable law, the Issuer and each Obligor hereby acknowledges and agrees that it shall not (whether as Obligor or as debtor-in-possession) agree to, or move for approval of, any DIP Financing that does not refinance or “roll up” the Superpriority Notes Claims into such DIP Financing.

(b)            Until the Discharge of Superpriority Secured Obligations, if (1) any Obligor, as debtor-in-possession, moves for approval of any DIP Financing or the use of Collateral consisting of cash and cash equivalents during its bankruptcy case and (2) the Required Superpriority Debtholders do not object to such DIP Financing, (i) to the extent the Liens securing such DIP Financing (the “DIP Financing Liens”) are senior (in the manner provided in this Agreement with respect to priority) to the Liens on any Collateral for the benefit of the holders of Superpriority Secured Debt, each of the other Secured Parties and Representatives shall raise no objection to such DIP Financing or use of cash collateral (subject to the Specified Rights) and shall subordinate its Liens with respect to such Collateral on the same terms, and to the same extent, as the Liens of the Required Superpriority Debtholders (other than any Liens of any Required Superpriority Debtholder constituting DIP Financing Liens) are subordinated thereto and (ii) to the extent that such DIP Financing Liens rank pari passu, including pursuant to an intercreditor agreement with the Liens on any Collateral, each other Secured Party will confirm the priorities with respect to such Collateral, in each case so long as (A) the Secured Parties in respect of each Series of Secured Debt retain the benefit of their Liens on such Collateral pledged to the DIP Financing lenders with the same priority vis-a-vis the other holders of other Secured Debt (other than with respect to DIP Financing Liens) as existed prior to the commencement of the bankruptcy case, (B) the Secured Parties in respect of each Series of Secured Debt are granted Liens on any additional collateral pledged to any other holders of Secured Debt as adequate protection (or any comparable relief) or otherwise with the same priority vis-a-vis the other holders of Superpriority Secured Obligations as existed prior to the commencement of the bankruptcy case, (C) if any amount of such DIP Financing or cash collateral is applied to repay any of the Secured Debt, such amount is applied in accordance with the terms of this Agreement and (D) if the Secured Parties in respect of any Series of Secured Debt are granted adequate protection (or any comparable relief), in connection with such DIP Financing or cash collateral, the proceeds of such adequate protection (or any comparable relief) are applied in accordance with the terms of this Agreement (including the Specified Rights).

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(c)            Following the Discharge of Superpriority Secured Obligations but prior to the Discharge of First Priority Secured Obligations, if (1) any Obligor, as debtor-in-possession, moves for approval of DIP Financing or the use of Collateral consisting of cash and cash equivalents during its bankruptcy case and (2) the Required First Priority Debtholders do not object to such DIP Financing, (i) to the extent the DIP Financing Liens are senior (in the manner provided in this Agreement with respect to priority) to the Liens on any Collateral for the benefit of the holders of First Priority Secured Obligations, each of the Second Priority Secured Parties and their Representatives shall raise no objection to such DIP Financing or use of cash collateral (subject to the Specified Rights) and shall subordinate its Liens with respect to such Collateral on the same terms, and to the same extent, as the Liens of the Required First Priority Debtholders (other than any Liens of any Required First Priority Debtholder constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu, including pursuant to an intercreditor agreement with the Liens on any Collateral, each Second Priority Secured Party will confirm its priorities with respect to such Collateral, in each case so long as (A) the Secured Parties in respect of each Series of Secured Debt retain the benefit of their Liens on such Collateral pledged to the DIP Financing lenders with the same priority vis-a-vis the other holders of other Secured Debt (other than with respect to DIP Financing Liens) as existed prior to the commencement of the bankruptcy case, (B) the Secured Parties in respect of each Series of Secured Debt are granted Liens on any additional collateral pledged to any other holders of Secured Debt as adequate protection (or any comparable relief) or otherwise with the same priority vis-a-vis the other holders of First Priority Secured Obligations as existed prior to the commencement of the bankruptcy case, (C) if any amount of such DIP Financing or cash collateral is applied to repay any of the Secured Debt, such amount is applied in accordance with the terms of this Agreement and (D) if the Secured Parties in respect of any Series of Secured Debt are granted adequate protection (or any comparable relief), in connection with such DIP Financing or cash collateral, the proceeds of such adequate protection (or any comparable relief) are applied in accordance with the terms of this Agreement (including the Specified Rights). For the avoidance of doubt, as related to the AerCap Secured Obligations, the restrictions in this Section 6.01(c) only apply to the rights of the Relevant Lessors and their Representative as Secured Parties under the AerCap Secured Obligations that are secured by the Collateral, and such restrictions only apply to the extent of the AerCap Secured Obligations.

Section 6.02.       Relief from The Automatic Stay. Except in connection with enforcing or protecting the Specified Rights, (A) until the Discharge of Superpriority Secured Obligations has occurred, the each First Priority Secured Debt Representative and each Second Priority Secured Debt Representative, for itself and on behalf of each First Priority Secured Party and each Second Priority Secured Party, respectively, under the First Priority Secured Debt Documents and Second Priority Secured Debt Documents, respectively, agrees that none of them shall seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding or take any action in derogation thereof, in each case in respect of any Collateral, without the prior written consent of the Required Superpriority Debtholders and (B) until the Discharge of First Priority Secured Obligations has occurred, each Second Priority Secured Debt Representative, for itself and on behalf of each Second Priority Secured Party under the Second Priority Secured Debt Documents agrees that none of them shall seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding or take any action in derogation thereof, in each case in respect of any Collateral, without the prior written consent of the Required First Priority Debtholders. Notwithstanding the foregoing, nothing herein shall prevent any AerCap Party from seeking relief from the automatic stay or taking any action or seeking any remedy under the Bankruptcy Code, the Cape Town Convention, Cape Town Aircraft Protocol, or the AerCap Lease Documents, in each case in respect of the Equipment (as defined in Section 1110 (a)(3) of the Bankruptcy Code) subject to the AerCap Lease Documents.

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Section 6.03.       Adequate Protection.

(a)            Until the Discharge of Superpriority Secured Obligations, subject to the Specified Rights, no First Priority Secured Party or Second Priority Secured Party shall contest (i) any request by the Superpriority Secured Parties for adequate protection (or any comparable relief), (ii) any objection by the Superpriority Secured Parties to any motion, etc. based on the Superpriority Secured Parties claiming a lack of adequate protection (or any comparable relief) or (iii) the payment of interest, fees, expenses or other amounts to or for the benefit of any Representative of Superpriority Secured Obligations or other Superpriority Secured Party. However, (a) if the Superpriority Secured Parties are granted adequate protection (or any comparable relief) in the form of additional collateral in connection with any DIP Financing, then the First Priority Secured Parties and the Second Priority Secured Parties may seek adequate protection (or any comparable relief) in the form of a Lien on such additional collateral subordinated to the Liens securing the Superpriority Secured Obligations and such DIP Financing on the same basis as the other Liens securing the First Priority Secured Obligations or the Second Priority Secured Obligations, as applicable, are so subordinated to the Superpriority Secured Obligations under this Agreement, and (b) in the event any Superpriority Secured Party is granted adequate protection (or any comparable relief) in the form of a superpriority claim, then the First Priority Secured Parties and the Second Priority Secured Parties may seek adequate protection (or any comparable relief) in the form of a junior superpriority claim, subordinated to the superpriority claim granted to the Superpriority Secured Parties.

(b)            Until the Discharge of First Priority Secured Obligations, subject to the Specified Rights, no Second Priority Secured Party shall contest (i) any request by the First Priority Secured Parties for adequate protection (or any comparable relief) or (ii) any objection by the First Priority Secured Parties to any motion, etc. based on the First Priority Secured Parties claiming a lack of adequate protection (or any comparable relief) or (iii) the payment of interest, fees, expenses or other amounts to or for the benefit of any Representative of First Priority Secured Obligations or other First Priority Secured Party. However, (a) if the First Priority Secured Parties are granted adequate protection (or any comparable relief) in the form of additional collateral in connection with any DIP Financing, then the Second Priority Secured Parties may seek adequate protection (or any comparable relief) in the form of a Lien on such additional collateral subordinated to the Liens securing the First Priority Secured Obligations and such DIP Financing on the same basis as the other Liens securing the Second Priority Secured Obligations are so subordinated to the First Priority Secured Obligations under this Agreement and (b) in the event any First Priority Secured Party is granted adequate protection (or any comparable relief) in the form of a superpriority claim, then the Second Priority Secured Parties may seek adequate protection (or any comparable relief) in the form of a junior superpriority claim, subordinated to the superpriority claim granted to the First Priority Secured Parties.

(c)            Nothing herein shall limit or impair the rights of any AerCap Party from requesting adequate protection pursuant to Section 363(e) of the Bankruptcy Code with respect to any Equipment (as defined in Section 1110 (a)(3) of the Bankruptcy Code) subject to the AerCap Lease Documents.

Section 6.04.       Preference Issues.

(a)            If any Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to disgorge, turn over or otherwise pay any amount to the estate of the Issuer or any other Obligor (or any receiver or similar Person therefor), because the payment of such amount was declared to be or otherwise avoided as at undervalue, fraudulent or preferential in any respect or for any other reason (any such amount, a “Recovery”), whether received as proceeds of security, enforcement of any right of setoff or recoupment or otherwise, then the Secured Obligations of such Secured Party shall be reinstated to the extent of such Recovery (and in the case of the AerCap Secured Obligations, in an amount not to exceed the AerCap Secured Obligations Cap) and deemed to be outstanding as if such payment had not occurred and the

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applicable Secured Parties shall be entitled to the benefits of this Agreement until a full discharge of Secured Obligations of the applicable Series of Secured Debt with respect to all such recovered amounts (and in the case of the AerCap Secured Obligations, in an amount not to exceed the AerCap Secured Obligations Cap). If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto.

(b)            Each First Priority Secured Debt Representative and each Second Priority Secured Debt Representative, for itself and on behalf of each First Priority Secured Party and each Second Priority Secured Party, respectively, under the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents, respectively, hereby agrees that none of them shall be entitled to benefit from any avoidance action affecting or otherwise relating to any distribution or allocation made in accordance with this Agreement, whether by preference or otherwise, it being understood and agreed that the benefit of such avoidance action otherwise allocable to them shall instead be allocated and turned over for application in accordance with the priorities set forth in this Agreement.

Section 6.05.       Application. This Agreement, which the parties hereto expressly acknowledge is a “subordination agreement” under Section 510(a) of the Bankruptcy Code or any similar provision of any other Bankruptcy Law, shall be effective before, during and after the commencement of any Insolvency or Liquidation Proceeding of any Obligor. The relative rights as to the Collateral and proceeds thereof and to all applications of proceeds pursuant to this Agreement (including Article 4 hereof) shall continue after the commencement of any Insolvency or Liquidation Proceeding on the same basis as prior to the date of the petition therefor, subject to any court order approving the financing of, or use of cash collateral by, any Obligor. All references herein to any Obligor shall include such Obligor as a debtor-in-possession and any receiver for such Obligor. Each Representative, for itself and its related Secured Parties, further agrees that the provisions of this Agreement are intended to benefit the Superpriority Secured Parties with respect to the Collateral and all applications of proceeds pursuant to this Agreement (including Article 4 hereof) under the laws of any jurisdiction outside the United States in which an Insolvency or Liquidation Proceeding may occur to the same extent as if such Insolvency or Liquidation Proceeding was governed by the laws of the United States.

Section 6.06.       Post-Petition Interest.

(a)            Subject in all respects to the Specified Rights, each First Priority Secured Party and each Second Priority Secured Party shall not oppose or seek to challenge any claim by any Superpriority Secured Party for allowance in any Insolvency or Liquidation Proceeding of Superpriority Secured Obligations consisting of claims for post-petition interest, fees, costs, expenses, and/or other charges, under Section 506(b) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) or otherwise, to the extent of the value of the Lien of the Superpriority Secured Debt Representative on behalf of the Superpriority Secured Parties on the Collateral (for this purpose ignoring all claims and Liens held by the First Priority Secured Parties and the Second Priority Secured Parties on the Collateral).

(b)            Subject in all respects to the Specified Rights, each Second Priority Secured Party shall not oppose or seek to challenge any claim by any First Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of First Priority Secured Obligations consisting of claims for post-petition interest, fees, costs, expenses, and/or other charges, under Section 506(b) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) or otherwise, to the extent of the value of the Lien of any First Priority Secured Debt Representative on behalf of the First Priority Secured Parties on the Collateral (for this purpose ignoring all claims and Liens held by the Second Priority Secured Parties on the Collateral).

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(c)            Each Superpriority Secured Party shall not oppose or seek to challenge any claim by any First Priority Secured Party or any Second Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of First Priority Secured Obligations or Second Priority Secured Obligations, respectively, consisting of claims for post-petition interest, fees, costs, expenses, and/or other charges, under Section 506(b) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) or otherwise, to the extent of the value of the Lien of any First Priority Secured Debt Representative or any Second Priority Secured Debt Representative, respectively, on behalf of the First Priority Secured Parties or the Second Priority Secured Parties, respectively, on the Collateral (after taking into account the Superpriority Secured Obligations and the Liens held by the Superpriority Secured Parties on the Collateral and the Specified Rights).

(d)            Each First Priority Secured Party shall not oppose or seek to challenge any claim by any Second Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of Second Priority Secured Obligations consisting of claims for post-petition interest, fees, costs, expenses, and/or other charges, under Section 506(b) of the Bankruptcy Code (or any similar provision of any other Bankruptcy Law) or otherwise, to the extent of the value of the Lien of any Second Priority Secured Debt Representative on behalf of the Second Priority Secured Parties on the Collateral (after taking into account the First Priority Secured Obligations and the Liens held by the First Priority Secured Parties on the Collateral and the Specified Rights).

Section 6.07.       Special Provisions as to AerCap. As related to the AerCap Secured Obligations, any restrictions or agreements in Section 6 only apply to the Relevant Lessors and the AerCap Representative as Secured Parties (and not in any other capacity, including, without limitation as lessor or unsecured creditor) under the AerCap Secured Obligations that are secured by the Collateral, and such restrictions only apply to the extent of the AerCap Secured Obligations; provided, however, Section 6.01 shall not apply to the Relevant Lessors, the AerCap Representative or any AerCap Party and their respective Affiliates. For the avoidance of doubt, none of the agreements and restrictions in this Section 6 shall bind, nor limit, modify, restrict or impair any rights, remedies and claims of the Relevant Lessors, the AerCap Representative, any AerCap Party or any of their Affiliates under any of the AerCap Lease Documents, other AerCap Restructuring Documents, the Bankruptcy Code, the Cape Town Convention and Cape Town Aircraft Protocol or otherwise, nor do such provisions limit the ability of any Relevant Lessor, AerCap Party, the AerCap Representative or their Affiliates (i) to be heard on any matter arising under a Bankruptcy Case, (ii) to object or challenge, without limitation, any DIP Financing, use of cash collateral, grant of adequate protection or plan of reorganization. As used herein, “AerCap Restructuring Documents” means (a) the Global Framework Agreement, (b) the indenture that will govern the New Second Out Exchangeable Notes, (c) the amendments made to the relevant leases referred to in the Global Framework Agreement, (d) this Agreement, (e) a registration rights agreement to be entered into with any AerCap Party or their respective Affiliates in respect of the equity securities to be issued pursuant to the Global Framework Agreement, and (f) a subscription agreement in customary form to be entered into in respect of the subscription by the relevant AerCap Parties or their Affiliates for the New Second Out Exchangeable Notes to be issued pursuant to the Global Framework Agreement.

Article 7
RELIANCE; COLLATERAL AGENTS; ETC.

Section 7.01.       Collateral Agents

(a)            Notwithstanding any provision to the contrary elsewhere in the Secured Debt Documents, each Collateral Agent shall not have any duties or responsibilities or fiduciary relationship with any Secured Party, except such duties and responsibilities expressly set forth in this Agreement and the other Secured Debt Documents to which it is a party or third party beneficiary (it being understood that in no event shall

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any Collateral Agent have or be deemed to have any fiduciary relationship with any Secured Party or any other Person), and no implied covenants, functions or responsibilities, fiduciary or otherwise, shall be read into this Agreement or any other Secured Debt Document or otherwise exist against the Collateral Agents, and any such implied duties that may exist under any applicable law are hereby waived to the fullest extent permitted under such applicable law.

(b)            Any instruction or direction to a Collateral Agent pursuant to this Agreement by an Act of Controlling Creditors shall be expressly directed in writing.

(c)            Each Secured Debt Representative on behalf of the Secured Parties with respect to the applicable Series of Secured Debt hereby appoints each Collateral Agent, as applicable, as agent for the purposes of perfecting the security interest in assets which can be perfected by possession or control (or where the security interest of a Secured Party with possession or control has priority over the security interest of another Secured Party), including any accounts subject to an Account Control Agreement and the shares of stock of any Subsidiary pledged or mortgaged pursuant to any Collateral Document, and each Collateral Agent hereby acknowledges that it shall hold possession or otherwise control any such Collateral, including any such shares of stock of any Subsidiary, in accordance with the terms hereof and the Collateral Documents to which it is a party for the ratable benefit of all Secured Parties, including as gratuitous bailee for the sole purpose of perfecting the Liens in such Collateral, in each case without any representation or warranty of any kind.

(d)            Each Secured Party acting through its Secured Debt Representative with respect to the applicable Series of Secured Debt and each Secured Debt Representative (i) hereby authorizes each Collateral Agent to act at the direction of the Controlling Creditors with respect to any act, consent or waiver that is designated in any Secured Debt Document or this Agreement to be taken by such Collateral Agent acting at the direction of the Controlling Creditors and (ii) for all purposes under the Superpriority Secured Debt Documents, shall be deemed to consent to any such action of the applicable Collateral Agent taken at the direction of the Controlling Creditors. Subject to the terms of this Agreement, each Collateral Agent hereby agrees to follow any such written instruction of the Controlling Creditors. No Collateral Agent shall be required to exercise any discretionary rights or remedies hereunder or give any consent hereunder unless, subject to the other terms and provisions of this Agreement, it shall have been expressly directed to do so by an Act of Controlling Creditors.

(e)            Each Collateral Agent may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys, custodians or nominees appointed with due care. Each Collateral Agent shall not be responsible for the acts or omissions of any such agent, attorney, custodian or nominee appointed with due care. Each Collateral Agent shall be entitled to seek the advice of its independent counsel concerning all matters pertaining to this Agreement and shall not be liable for any action or inaction based in good faith on such advice.

(f)             Neither any Collateral Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates shall be: (i) liable to any of the Secured Parties or any other Person for any actions lawfully taken or omitted to be taken by them hereunder (except for its own gross negligence or willful misconduct, as determined ultimately by a court of competent jurisdiction) or (ii) responsible in any manner to any of the Secured Parties or any other Person for any recitals, statements, representations or warranties made by any Grantor, or any other party to a Secured Debt Document, any other Person or any authorized officer of any thereof contained in any Secured Debt Document or in any certificate, report, statement or other document referred to or provided for in, or received by such Collateral Agent under or in connection with, any Secured Debt Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of the Collateral or the Secured Debt Documents or for any failure of any Grantor or any other party to a Secured Debt Document or any other Person to perform its obligations

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thereunder. Each Collateral Agent shall not be under any obligation to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, any Secured Debt Document, or to inspect the properties, books or records of any Obligor, any Secured Party or any other party to a Secured Debt Document.

(g)            Each Collateral Agent shall be entitled to conclusively rely, and shall be fully protected in relying, upon (i) any note, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, electronic mail message, statement, order or other document (whether in original or facsimile form) reasonably believed by it in good faith to be genuine and to have been signed, sent or made by the proper Person or Persons and (ii) advice and statements of legal counsel, independent accountants and other experts selected by the relevant Collateral Agent.

(h)            Neither any Collateral Agent nor any of its officers, directors, employees, agents or attorneys-in-fact shall be liable to any Obligor or any of the Secured Parties or any other Person for any act or omission on their part except for any such act or omission that is the result of their own gross negligence or willful misconduct. The powers conferred on the Collateral Agents hereunder are solely to protect its interests in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of the Collateral in its possession and the accounting for monies actually received by it hereunder, the Collateral Agents shall have no other duty as to the Collateral, whether or not the Collateral Agents or any of the other Secured Parties have or are deemed to have knowledge of any matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to the Collateral. Neither Collateral Agent shall be liable for any interest on any money received by it. Each Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment at least equal to that which such Collateral Agent accords to similar assets held for the benefit of third parties.

(i)             Except as expressly set forth herein including in Article IV, each Collateral Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Secured Debt Document unless it shall first receive written instruction in an Act of Controlling Creditors as such Collateral Agent reasonably deems appropriate and/or it shall first be indemnified to its satisfaction by the applicable Secured Party against any and all liability and expense (including reasonable attorneys’ fees and disbursements and settlement costs) that may be incurred by it by reason of taking or continuing to take any such action, and any action taken or failure to act pursuant thereto shall be binding upon all the Secured Parties. Each Collateral Agent shall affirmatively act under this Agreement and the other Secured Debt Documents in accordance with any written instruction by the Controlling Creditors not in contravention of this Agreement. Each Collateral Agent shall not incur any liability for any determination made or written instruction in an Act of Controlling Creditors. Notwithstanding anything herein to the contrary, in no event shall a Collateral Agent be required to take any action (including any action that may be directed by the Controlling Creditors and/or that may be set forth in an Act of Controlling Creditors or a Remedies Direction) that exposes it to liability, financial or otherwise, or requires it to expend or risk its own funds or that is contrary to the Secured Debt Documents or any applicable law, unless such Controlling Creditors shall have offered to such Collateral Agent security or indemnity (satisfactory to such Collateral Agent in its sole discretion, acting reasonably) against the costs, expenses and liabilities which may be incurred by it in compliance with such request or direction.

(j)             Each Collateral Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Obligors and the other parties to the Secured Debt Documents without regard to its acting as Collateral Agent hereunder and under the other Secured Debt Documents. The Secured Parties further understand that there may be situations where Affiliates of the Brazilian Collateral Agent or their respective customers (including the Obligors) either now have or may in the future have interests or take actions that may conflict with the interests of any one or more of the

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Secured Parties (including the interests of the Secured Parties hereunder and under the Secured Debt Documents). None of (i) this Agreement or any the Secured Debt Documents, (ii) the receipt by the Brazilian Collateral Agent of information concerning the Obligors (including information concerning the ability of the Obligors to perform their respective obligations under the Secured Debt Documents) or (iii) any other matter, shall give rise to any fiduciary, equitable or contractual duties (including any duty of trust or confidence) owing by the Brazilian Collateral Agent to any Secured Party, including any such duty that would prevent or restrict the Brazilian Collateral Agent or any of its Affiliates from acting on behalf of customers (including the Obligors) or for its own account.

(k)            For the purposes of this Agreement and all other Secured Debt Documents, no Collateral Agent shall be deemed to have knowledge of, or have any duty to ascertain or inquire into: (i) the occurrence of any Event of Default unless and until it has received written notice informing it of the occurrence of such Event of Default or (ii) the existence, the content, or the terms and conditions of any other agreement, instrument or document, in each case, to which it is not a party or third party beneficiary, whether or not referenced herein. Each Collateral Agent may take such action with respect to such Event of Default as is required or permitted to be taken by it pursuant to this Agreement following the occurrence of such Event of Default.

(l)             The Brazilian Collateral Agent may at any time give 90 days’ notice of its resignation and be discharged of its obligations under this Agreement and the Secured Debt Documents to which it is a party. Upon receiving any such notice of resignation from the Brazilian Collateral Agent, the Parent Guarantors shall propose a successor within thirty (30) days and shall notify each Representative of such proposed successor. Unless Representatives on behalf of the Controlling Creditors object to such proposed successor, such successor shall become the Brazilian Collateral Agent hereunder. If the Parent Guarantor has not proposed a successor within such 30-day period, or if an Event of Default is in effect, or if the Controlling Creditors have objected to the proposed successor, the Controlling Creditors shall appoint a successor which shall become the Brazilian Collateral Agent hereunder. After a ninety (90) day period from such notice of resignation, if no successor has been appointed, the Brazilian Collateral Agent shall hold the Collateral in its possession as a gratuitous bailee until a successor Brazilian Collateral Agent has been appointed, but shall otherwise be fully and immediately discharged of any and all responsibilities as collateral agent under this Agreement and the Secured Debt Documents to which it is a party. The resigning Brazilian Collateral Agent shall execute and deliver all documents requested by the Parent Guarantor to appoint a successor Brazilian Collateral Agent and transfer the Collateral to such successor.

(m)          The Brazilian Collateral Agent (i) shall solely be obligated to undertake any foreign exchange transaction (A) on the dates specified in Article IV hereof and (B) at any other time, as from the second Business Day subsequent to the Business Day on which the Brazilian Collateral Agent has received the instruction from the Controlling Creditors to perform any transfer of funds pursuant to this Agreement that requires such foreign exchange transaction; (ii) shall transfer converted funds required to be transferred under Article IV hereof no later than (a) the second Business Day subsequent to the Business Day on which US dollars are available for transfer; and (b) the second Business Day on which such transfer is allowed, under the terms of the respective Registry of Financial Transactions of the Brazilian Central Bank, if applicable; and (iii) shall not assume the obligation to undertake any foreign exchange transaction or transfer funds, unless the Brazilian Collateral Agent has received (a) all documents and information it deems necessary for the remittance of funds; and (b) the payment of the respective commissions, fees and expenses in connection with such currency conversion. The Brazilian Collateral Agent shall not be responsible for any losses that could result in possible delays or impairment to undertake a foreign exchange transaction and/or transfer required hereunder, as well as for the impossibility to perform a foreign exchange closing or a transfer resulting from any act or fact beyond its control.

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Section 7.02.       Voting.

(a)            Where, in accordance with this Agreement or any other Secured Debt Document, the modification, amendment, supplement or waiver, approval or other direction or instruction of the Controlling Creditors is required, the determination of whether such modification, amendment, supplement or waiver, approval, direction or instruction will be granted or withheld shall be determined by an Act of Controlling Creditors conducted in accordance with the procedures set forth in this Agreement among the Secured Parties entitled to vote with respect to the particular decision at issue.

(b)            Each decision made in accordance with the terms of this Agreement shall be binding upon each of the Secured Parties.

(c)            The number of votes cast by the Holders with respect to any Act of Controlling Creditors hereunder shall be determined by the Representative for such Secured Parties and notified by such Representative to the applicable Collateral Agent in writing, together with a statement of the amount of the Secured Debt that are components of the definition of Controlling Creditors owed to the holders that such Representative represents.

(d)            Except as otherwise expressly provided in this Agreement or any other Secured Debt Document, each Secured Party shall be entitled to vote in each Act of Controlling Creditors conducted under this Agreement.

(e)            To calculate the Controlling Creditors consenting to, approving, waiving or otherwise providing direction with respect to an Act of Controlling Creditors, the number of votes cast by any Holder (equal to an amount of Secured Debt owed to such Holder and taken into account in the definition of “Controlling Creditors”) in favor of the proposed consent, approval, modification, amendment, supplement or waiver, direction or other action (the “Numerator”) shall be divided by the total amount of Secured Debt taken into account in the definition of “Controlling Creditors” and relating to the votes entitled to be cast with respect to such matter (the “Denominator”). The Issuer or Parent Guarantor and each Representative shall provide such information to each Collateral Agent as is necessary to calculate the Numerator and Denominator and no Collateral Agent shall have any responsibility to calculate such Numerator and Denominator if the Issuer, Parent Guarantor or such Representative has not provided sufficient information to the Collateral Agents.

(f)             Neither Collateral Agent has an obligation or duty to determine whether the vote of the requisite holders of the applicable Series of Secured Debt was obtained as required in this Section 7.02. With respect to any Series of Secured Debt, each Collateral Agent may conclusively rely on any direction from the Representative for such Series of First Priority Secured Debt regardless of whether any vote with respect to such series took place. Any action or approval by a Representative shall be deemed made by the Representative on its own behalf and on behalf of all of the holders of the applicable Series of Secured Debt and shall be binding on all of them.

Section 7.03.       Secured Party Credit Decision. Each Secured Debt Representative, on behalf of itself and each Secured Party under its Secured Debt Document, acknowledges that it and such Secured Parties have, independently and without reliance on any Secured Debt Representative or other Secured Party, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into the Secured Debt Documents to which they are party or by which they are bound, this Agreement and the transactions contemplated hereby and thereby, and they will continue to make their own credit decisions in taking or not taking any action under the Secured Debt Documents or this Agreement.

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Section 7.04.       No Liability. The Secured Parties will be entitled to manage and supervise their respective loans and extensions of credit under the Secured Debt Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate, except as otherwise provided in this Agreement.

Section 7.05.       Obligations Unconditional. All rights, interests, agreements and obligations of the Superpriority Secured Debt Representative, the Superpriority Secured Parties, the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative and the Second Priority Secured Parties hereunder shall remain in full force and effect irrespective of:

(a)            any lack of validity or enforceability of any Superpriority Secured Debt Document, any First Priority Secured Debt Document or any Second Priority Secured Debt Document;

(b)            any change in the time, manner or place of payment of, or in any other terms of, all or any of the Superpriority Secured Obligations, First Priority Secured Obligations or Second Priority Secured Obligations, or any modification, amendment, supplement or waiver, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of any Superpriority Secured Debt Document, the terms of any First Priority Secured Debt Document or of the terms of any Second Priority Secured Debt Document;

(c)            any exchange of any security interest in or other Lien on any Collateral or any other collateral or any modification, amendment, supplement or waiver, whether in writing or by course of conduct or otherwise, of all or any of the Superpriority Secured Obligations, First Priority Secured Obligations or Second Priority Secured Obligations or any guarantee thereof;

(d)            the commencement of any Insolvency or Liquidation Proceeding in respect of the Issuer or any other Obligor; or

(e)            any circumstances that otherwise might constitute a defense available to, or a discharge of the Issuer or any other Obligor in respect of the Secured Obligations.

Article 8
MISCELLANEOUS

Section 8.01.       Conflicts. In the event of any conflict between the provisions of this Agreement and the provisions of any Superpriority Secured Debt Document, any First Priority Secured Debt Document (which, in respect of the Relevant Leases, shall be to the extent of the AerCap Secured Obligations) or any Second Priority Secured Debt Document, the provisions of this Agreement shall govern.

Section 8.02.       Continuing Nature of This Agreement; Severability. Subject to Section 5.03 and Section 6.04, this Agreement shall continue to be effective until the Discharge of Superpriority Secured Obligations shall have occurred. This is a continuing agreement of Lien subordination, and (i) the Superpriority Secured Parties may continue, at any time and without notice to any First Priority Secured Debt Representative, any Second Priority Secured Debt Representative, any First Priority Secured Party or any Second Priority Secured Party, to extend credit and other financial accommodations and lend monies to or for the benefit of the Issuer or any Subsidiary constituting Superpriority Secured Obligations and (ii) the First Priority Secured Parties may continue, at any time and without notice to any Second Priority Secured Debt Representative or any Second Priority Secured Party, to extend credit and other financial accommodations and lend monies to or for the benefit of the Issuer or any Subsidiary constituting First Priority Secured Obligations, in each case or (i) and (ii), in reliance hereon. The terms of this Agreement shall survive and continue in full force and effect in any Insolvency or Liquidation Proceeding. Any

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provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 8.03.       Amendments; Waivers.

(a)            No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b)            This Agreement and its provisions may only be amended, modified, supplemented, varied or waived in writing signed by each Representative (in each case, acting in accordance with the documents governing the applicable Secured Debt Document); provided that any such amendment, supplement or waiver shall require written consent of each Collateral Agent, each other Representative party hereto and the Parent Guarantor (to the extent the rights of the Obligors are directly and adversely affected), except (i) for the addition of Obligors as parties to this Agreement in accordance with the provisions hereof, and (ii) for the inclusion of additional Representatives as parties to this Agreement in accordance with the provisions hereof related to additional Secured Debt, in each case (i) and (ii) which will not require consent of either Collateral Agent or any other Representative. Any such amendment, supplement or waiver shall be in writing and shall be binding upon the Superpriority Secured Parties, the First Priority Secured Parties and the Second Priority Secured Parties and their respective successors and assigns.

(c)            Notwithstanding the foregoing, without the consent of any Secured Party, any Representative may become a party hereto by execution and delivery of a Joinder Agreement in accordance with and compliance with Section 8.07 of this Agreement and, upon such execution and delivery, such Representative and the Secured Parties and Superpriority Secured Obligations, First Priority Secured Obligations or Second Priority Secured Obligations of the Secured Debt Document for which such Representative is acting shall be subject to the terms hereof.

Section 8.04.       Information Concerning Financial Condition of the Obligors.

(a)            The Superpriority Secured Debt Representative and the Superpriority Secured Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Parent Guarantor and its Subsidiaries and all endorsers or guarantors of the Superpriority Secured Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the Superpriority Secured Obligations. The Superpriority Secured Debt Representative and the Superpriority Secured Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that the Superpriority Secured Debt Representative or any Superpriority Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it shall be under no obligation to (i) make, and the Superpriority Secured Debt Representative and the Superpriority Secured Parties shall not make or be deemed to have

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made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (ii) provide any additional information or to provide any such information on any subsequent occasion, (iii) undertake any investigation or (iv) disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

(b)            The First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representatives and the Second Priority Secured Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Parent Guarantor and the Subsidiaries and all endorsers or guarantors of the First Priority Secured Obligations or the Second Priority Secured Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the First Priority Secured Obligations or the Second Priority Secured Obligations. The First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative and the Second Priority Secured Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that any First Priority Secured Debt Representative, any First Priority Secured Party, the Second Priority Secured Debt Representative or any Second Priority Secured Party, in its sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it shall be under no obligation to (i) make, and the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative and the Second Priority Secured Parties shall not make or be deemed to have made, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (ii) provide any additional information or to provide any such information on any subsequent occasion, (iii) undertake any investigation or (iv) disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

Section 8.05.       Additional Obligors and Guarantors. The Parent Guarantor agrees that, if any of its Subsidiaries shall become an Obligor after the date hereof, it will promptly cause such Subsidiary to become party hereto by executing and delivering an instrument in the form of Annex I. Upon such execution and delivery, such Subsidiary will become an Obligor, as applicable, hereunder with the same force and effect as if originally named as an Obligor or Guarantor, as applicable, herein. The execution and delivery of such instrument shall not require the consent of any other party hereunder, and will be acknowledged by each Collateral Agent. The rights and obligations of each Obligor hereunder shall remain in full force and effect notwithstanding the addition of any new Obligor as a party to this Agreement.

Section 8.06.       Dealings with Obligors and Guarantors. Upon any application or demand by the Issuer or any other Obligor to any Representative to take or permit any action under any of the provisions of this Agreement or under any Collateral Document (if such action is subject to the provisions hereof), such Issuer or such other Obligor, as appropriate, shall furnish to such Representative a certificate of a duly authorized officer or director of such Issuer, such Obligor or such Guarantor (an “Officer’s Certificate”) stating that all conditions precedent, if any, provided for in this Agreement or such Collateral Document, as the case may be, relating to the proposed action have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents or taking such action is specifically required by any provision of this Agreement or any Collateral Document relating to such particular application or demand, no additional certificate or opinion need be furnished.

Section 8.07.       Additional Secured Debt.

(a)            To the extent, but only to the extent, permitted by the provisions of the then extant Superpriority Secured Debt Documents, First Priority Secured Debt Documents and Second Priority Secured Debt Documents (as certified by the Issuer or Parent Guarantor), the Issuer or any other Obligor

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may incur or issue (i) one or more series or classes of Additional First Priority Secured Debt (“New First Priority Secured Debt”) and (ii) one or more series or classes of Additional Second Priority Secured Debt (“New Second Priority Secured Debt” and, together with New First Priority Secured Debt, “New Secured Debt”). Any New Secured Debt may be secured by Liens on the Collateral if and subject to the condition that the Representative of any such New Secured Debt acting on behalf of the holders of such New Secured Debt (the “New Secured Debt Representative”) becomes, on the date of the incurrence of the New Secured Debt, a party to this Agreement by satisfying the conditions set forth in clauses (i) through (iii), as applicable, of the immediately succeeding paragraph, and Section 8.07(b). In order for a New Secured Debt Representative to become a party to this Agreement:

(i)	such New Secured Debt Representative shall have executed and delivered to each Collateral Agent (which shall deliver to each other Representative) a Joinder Agreement substantially in the form of Annex II (with such changes as may be reasonably approved by the Collateral Agents) pursuant to which it becomes a Representative hereunder, and the New Secured Debt in respect of which such Representative is the Representative and the related Secured Parties become subject hereto and bound hereby;
(ii)	except in the case of any DIP Financing, such Additional Secured Obligations shall be permitted, by the terms of the Secured Debt Documents, to be incurred and secured on the Collateral in accordance with the Lien and payment priorities set forth in this Agreement, and the Issuer shall have delivered to each Collateral Agent an Officer’s Certificate, stating that the conditions set forth in this Section 8.07 are satisfied with respect to such Additional Secured Debt, and, if requested, true and complete copies of each of the First Priority Secured Debt Documents or Second Priority Secured Debt Documents, as applicable, relating to such Additional Secured Debt certified as being true and correct by a Responsible Officer of the Issuer and identifying the obligations to be designated as either Additional First Priority Secured Debt or Additional Second Priority Secured Debt, as applicable; and
(iii)	the First Priority Secured Debt Documents or Second Priority Secured Debt Documents, as applicable, relating to such Additional Secured Debt shall provide that each New Secured Debt Representative with respect to such Additional Secured Debt will be subject to and bound by the provisions of this Agreement in its capacity as a holder of such Additional Secured Debt.

For the avoidance of doubt, upon becoming a party to this Agreement by satisfying the conditions set forth in clauses (i) through (iii) above, (i) any New Secured Debt Representative of Additional First Priority Secured Debt will become a First Priority Secured Debt Representative and (ii) any New Secured Debt Representative of Additional Second Priority Secured Debt will become a Second Priority Secured Debt Representative.

(b)            With respect to any Secured Debt that is issued or incurred after the Closing Date, the Issuer, each of the other Obligors and each Guarantor agrees, at its own cost and expense, to take such actions (if any) as may from time to time reasonably be requested by the Superpriority Secured Debt Representative, the First Priority Secured Debt Representative or the Second Priority Secured Debt Representative, and enter into such technical amendments, modifications and/or supplements to this Agreement and the then existing Collateral Documents (or execute and deliver such additional Collateral Documents) as may from time to time be reasonably requested by such Persons, to ensure that such Secured Debt is secured by, and entitled to the benefits of, the relevant Collateral Documents relating to such Secured Debt, and each Secured Party (by its acceptance of the benefits hereof) hereby agrees to, and authorizes the each Collateral Agent, as the case may be, to enter into, any such technical amendments, modifications and/or supplements (and additional Collateral Documents).

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Section 8.08.       Consent to Jurisdiction; Waivers.

(a)            The Issuer, the Parent Guarantor, each Obligor and each Representative, on behalf of itself and the Secured Parties of the Secured Debt Document for which it is acting, irrevocably and unconditionally:

(i)	submits for itself and its property in any legal action or proceeding relating to (i) this Agreement or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of any state or Federal court in the Borough of Manhattan New York, New York, and any appellate court from any thereof, and (ii) the Collateral Documents or the recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction, in each case, of any state or Federal court in the Borough of Manhattan, New York, New York, and any appellate court from any thereof;
(ii)	consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and agrees not to commence or support any such action or proceeding in any other jurisdiction;
(iii)	in the case of each Obligor, irrevocably appoint Cogency Global Inc., located 122 East 42nd Street, 18th Floor, New York, NY 10168, as their authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agree that service of process upon such authorized agent, and written notice of such service to the Obligors by the person serving the same to the address provided in this Section 8.08, shall be deemed in every respect effective service of process upon the Obligors in any such suit or proceeding. The Obligors hereby represent and warrant that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Obligors further agree to take any and all reasonable action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for the term of all Series of Secured Debt issued pursuant to the Secured Debt Documents. If for any reason such Person shall cease to be such agent for service of process, each of the Obligors shall forthwith appoint a new agent of recognized standing for service of process in the State of New York and deliver to the Trustee a copy of the new agent’s acceptance of that appointment within 30 days;
(iv)	waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 8.08 any special, exemplary, punitive or consequential damages.

(b)            The Brazilian Collateral Agent at the cost and expense of the Obligors, irrevocably appoints Cogency Global Inc., located 122 East 42nd Street, 18th Floor, New York, NY 10168, and (ii) the AerCap Representative irrevocably appoints AerCap Corporate Services, Inc., located 830 Brickell Plaza, 50th Floor, Miami, Florida 33131, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agree that service of process upon such authorized agent, and written notice of such service to the Brazilian Collateral Agent or AerCap Representative by the person serving the same to the address provided in this Section 8.08, shall be deemed in every respect effective service of process upon such Representative in any such suit or proceeding. The Brazilian Collateral Agent and AerCap Representative hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Brazilian Collateral Agent and AerCap Representative further agree to take any and all reasonable

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action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for the term of all Series of Secured Debt issued pursuant to the Secured Debt Documents. If for any reason such Person shall cease to be such agent for service of process, the Brazilian Collateral Agent and AerCap Representative shall forthwith appoint, at the cost and expense of the Obligors, a new agent of recognized standing for service of process in the State of New York and deliver to each Collateral Agent a copy of the new agent’s acceptance of that appointment within 30 days. The Convertible Debentures Representative agrees that service of process at the address provided in this Section 8.08 shall be deemed in every respect effective service of process upon it in such suit or proceeding.

Section 8.09.       Notices. All notices, requests, demands and other communications provided for or permitted hereunder shall be in writing and shall be sent:

(i)	if any Obligor, to:

Edifício Jatobá, 8th floor, Castelo Branco Office Park Avenida Marcos Penteado de Ulhôa

Rodrigues, 939

Tamboré, Barueri, São Paulo, SP, 06460-040, Brazil

Telephone: +55 (11) 4831 2880

Attention: Raphael Linares Felippe

Electronic Mail: raphael.linares@voeazul.com.br

with a copy to:

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

Attn: Jonathan A. Lewis

Email: jonathan.lewis@hoganlovells.com

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Timothy Graulich, Josh Sturm and Jarret Erickson

Email: timothy.graulich@davispolk.com, joshua.sturm@davispolk.com, and jarret.erickson@davispolk.com

(ii)	if to the Issuer, any Obligor or any Guarantor, to the Issuer, at its address at:

Edifício Jatobá, 8th floor, Castelo Branco Office Park Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP, 06460-040, Brazil

Telephone: +55 (11) 4831 2880

Attention: Raphael Linares Felippe

Electronic Mail: raphael.linares@voeazul.com.br

with a copy to:

Hogan Lovells US LLP

390 Madison Avenue

82

New York, NY 10017

Attn: Jonathan A. Lewis

Email: jonathan.lewis@hoganlovells.com

And

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Timothy Graulich, Josh Sturm and Jarret Erickson

Email: timothy.graulich@davispolk.com, joshua.sturm@davispolk.com, and jarret.erickson@davispolk.com

(iii)	if to the U.S. Collateral Agent, to it at:

UMB Bank, National Association

5910 N Central Expressway, Suite 1900

Dallas, Texas 75206

United States of America

Electronic Mail: israel.lugo@umb.com

Telephone: +1 (214) 389-5947

Attention: Corporate Trust and Escrow Services; Israel Lugo

(iv)	if to the Brazilian Collateral Agent, to it at:

TMF Brasil Administração e Gestão de Ativos Ltda.

Avenida Marcos Penteado de Ulhoa Rodrigues, 939

Edifício Jacarandá, Tower I, 10th Floor, Room 3,

Barueri, SP 06460-040

Brazil

Telephone: +55 11 3411-0602

Attention: Leone Azevedo; Lesli Gonzalez; Wagner Castilho;

Diogo Malheiros; Corporate Trust Services

Email: leone.azevedo@tmf-group.com; lesli.gonzalez@tmf-group.com; Wagner.Castilho@tmf-group.com; diogo.malheiros@tmf-group.com; CTS.Brazil@tmf-group.com

(v)	if to the AerCap Representative, to it at:

AerCap Administrative Services Limited

Aviation House, Shannon

Co. Clare, V14 AN29

Ireland

Attention: Contractual Notices

E-mail: contractualnotices@aercap.com

and

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019-6131

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Attention: Michael G. Burke and Pat Reisinger

E-mail: michael.burke@pillsburylaw.com; pat.reisinger@pillsburylaw.com

(vi)	if to the Convertible Debentures Representative, to it at:

Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda.

Rua Gilberto Sabino, 215, 4th Floor

São Paulo, SP, 05425-020

Brazil

Telephone: +55 11 3030-7177

Attention: Eugênia Queiroga; Marcio Teixeira; Caroline Tsuchiya

Email: agentefiduciario@vortx.com; pu@vortx.com.br (for asset pricing purposes)

(vii)	if to any other Representative, to it at the address specified by it in the Joinder Agreement delivered by it pursuant to Section 8.07.

Unless otherwise specifically provided herein, all notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 8.09 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 8.09. As agreed to among the parties hereto from time to time, notices and other communications may also be delivered by e-mail to the email address of a representative of the applicable Person provided from time to time by such Person.

Section 8.10.       Governing Law; Waiver of Jury Trial.

(A)           THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(B)           EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

Section 8.11.       Binding on Successors and Assigns. This Agreement shall be binding upon the Superpriority Secured Debt Representative, the Superpriority Secured Parties, the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representatives, the Second Priority Secured Parties, the Issuer, the other Obligors party hereto, the Guarantors party hereto and their respective successors and assigns.

Section 8.12.       Section Titles. The section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of this Agreement.

Section 8.13.       Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by telecopy, emailed pdf. or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature” and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall

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be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 8.14.       Authorization. By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. The AerCap Representative represents and warrants that the AerCap Secured Obligations authorize the AerCap Representative to enter into this Agreement binding the AerCap Secured Parties to the terms hereof. The Convertible Debentures Representative represents and warrants that the Convertible Debentures authorize the Convertible Debentures Representative to enter into this Agreement binding the Convertible Debentures Secured Parties to the terms hereof. The Superpriority Secured Debt Representative represents and warrants that the Superpriority Notes Indenture authorizes such Superpriority Secured Debt Representative to enter into this Agreement binding the Superpriority Secured Parties to the terms hereof. The First Priority Secured Debt Representative represents and warrants that the New First Out Notes Indenture authorizes such First Priority Secured Debt Representative to enter into this Agreement binding the First Priority Secured Parties to the terms hereof. The Second Priority Secured Debt Representative represents and warrants that the New Second Out Notes Indenture authorizes such Second Priority Secured Debt Representative to enter into this Agreement binding the Second Priority Secured Parties to the terms hereof. For the avoidance of doubt, any New Secured Debt Representative represents and warrants that the applicable Additional Secured Debt Documents authorizes such New Secured Debt Representative to enter into this Agreement binding the applicable Additional Secured Parties.

Section 8.15.       No Third-Party Beneficiaries; Successors and Assigns. The Lien and payment priorities set forth in this Agreement and the rights and benefits hereunder in respect of such Lien and payment priorities shall inure solely to the benefit of the Collateral Agents, each Applicable Collateral Representative, the Superpriority Secured Debt Representative, the Superpriority Secured Parties, the First Priority Secured Debt Representatives, the First Priority Secured Parties, the Second Priority Secured Debt Representative and the Second Priority Secured Parties, and their respective permitted successors and assigns, and no other Person (including the Obligors, or any receiver, debtor in possession or bankruptcy estate in a bankruptcy or like proceeding) shall have or be entitled to assert such rights.

Section 8.16.       Limited Recourse and Non-Petition. Notwithstanding any other provision of this Agreement or any other document to which it may be a party, the obligations of each IP Party from time to time and at any time hereunder are limited recourse obligations of such IP Party and are payable solely from its assets available at such time and amounts derived therefrom and following realization of its assets, and application of the proceeds thereof in accordance with this Agreement, all obligations of and any remaining claims against such IP Party hereunder or in connection herewith after such realization shall be extinguished and shall not thereafter revive. No recourse shall be had against any officer, director, employee, shareholder, administrator or incorporator of any IP Party or their respective successors or assigns for any amounts payable hereunder. Notwithstanding any other provision of this Agreement, no Person may, prior to the date which is one year (or if longer, any applicable preference period) and one day after the discharge of all Secured Obligations, institute against, or join any other Person in instituting against, any IP Party any bankruptcy, winding up, reorganization, restructuring, arrangement, insolvency, moratorium or liquidation (including provisional liquidation) proceedings, or other proceedings under any Bankruptcy Laws. Nothing in this Section 8.16 shall preclude, or be deemed to estop, any Obligor from taking any action prior to the expiration of the aforementioned period in any proceedings under any Bankruptcy Laws filed or commenced by any other non-affiliated Person, or from commencing against any IP Party or any of its properties any legal action which is not a bankruptcy, winding up, reorganization, arrangement, insolvency, moratorium, restructuring or liquidation (including provisional liquidation)

85

proceedings or any equivalent proceedings. It is understood that the foregoing provisions of this Section 8.16 shall not (A) prevent recourse to the assets of an IP Party for the sums due or to become due under the Transaction Documents or (B) constitute a waiver, release or discharge of any obligation hereunder until the assets of such IP Party have been realized. It is further understood that the foregoing provisions of this Section 8.16 shall not limit the right of any Person to name an IP Party as a party defendant in any proceeding under any Bankruptcy Laws or in the exercise of any other remedy hereunder, so long as no judgment in the nature of a deficiency judgment or seeking personal liability shall be asked for or (if obtained) enforced against any such Person. The provisions of this Section 8.16 shall survive the termination of this Agreement.

Section 8.17.       Waiver of Immunity. With respect to any proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in any court of competent jurisdiction, and with respect to any judgment, each party waives any such immunity in any court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such proceeding or judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

Section 8.18.       Effectiveness. This Agreement shall become effective when executed and delivered by the parties hereto.

Section 8.19.       Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

[SIGNATURE PAGES FOLLOW]

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AZUL SECURED FINANCE LLP, as Issuer

By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By:	/s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

AZUL S.A., as Parent Guarantor

By:	/s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: Administrator

AZUL LINHAS AÉREAS BRASILEIRAS S.A., as Obligor

By:	/s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

INTELAZUL S.A., as Obligor

By:	/s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: Administrator

ATS VIAGENS E URISMO LTDA., as Obligor

By:	/s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

(Signature page to Intercreditor Agreement)

AZUL IP CAYMAN HOLDCO LTD., as Obligor

By:	/s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: Director

AZUL IP CAYMAN LTD., as Obligor

By:	/s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: Director

AZUL INVESTMENTS LLP, as Obligor

By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By:	/s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

AZUL CONECTA LTDA., as Obligor

By:	/s/ John Peter Rodgerson
Name: John Peter Rodgerson
Title: Administrator

AZUL SECURED FINANCE II LLP, as Obligor

By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By:	/s/ Abhi Manoj Shah
Name: Abhi Manoj Shah
Title: President

(Signature page to Intercreditor Agreement)

TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS
LTDA., as Brazilian Collateral Agent

By:	/s/ Leone Azevedo /s/ Carla Ribeiro
Name: Leone Azevedo Carla Ribeiro
Title: Attorney in Fact Attorney in Fact

UMB BANK, N.A., as U.S. Collateral Agent and Trustee.

By:	/s/ Israel Lugo
Name: Israel Lugo
Title: Vice President

AERCAP ADMINISTRATIVE SERVICES LIMITED, as
AerCap Representative

By:	/s/ Pedro Luis Federico Amim
Name: Pedro Luis Federico Amim
Title:

(Signature page to Intercreditor Agreement)

VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES
MOBILIÁRIOS LTDA., as Convertible Debentures Representative

By:	/s/ Rafael Toni Silva
Name: Rafael Toni Silva
Title:
By:	/s/ Andrey Atie Abdallah Hallak Gabriel
Name: Andrey Atie Abdallah Hallak Gabriel
Title:

(Signature page to Intercreditor Agreement)

Schedule I

Guarantors

Azul S.A., a Brazilian corporation (sociedade por ações)

Azul Linhas Aéreas Brasileiras S.A., a Brazilian corporation (sociedade por ações)

IntelAzul S.A., a Brazilian corporation (sociedade por ações)

ATS Viagens e Turismo Ltda. a Brazilian limited liability company (sociedade limitada)

Azul IP Cayman Holdco Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

Azul IP Cayman Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

Azul Investments LLP, a limited liability partnership formed under the laws of the State of Delaware

Azul Conecta Ltda. a Brazilian limited liability company (sociedade limitada)

Azul Secured Finance II LLP, a limited liability partnership formed under the laws of the State of Delaware

Annex I

Form of Joinder Agreement to be entered by a New Obligor

ANNEX I

[FORM OF] SUPPLEMENT NO. [ ] (this “Supplement”) dated as of [ ], 20[ ] to the AMENDED AND RESTATED INTERCREDITOR, COLLATERAL SHARING AND ACCOUNT AGREEMENT dated as of January 28, 2025 (the “Intercreditor Agreement”), among (i) AZUL SECURED FINANCE LLP, a Delaware limited liability partnership (the “Issuer”), (ii) AZUL S.A., a Brazilian corporation (the “Parent Guarantor”), (iii) the other Obligors party thereto, (iv) TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA., as Brazilian collateral agent (the “Brazilian Collateral Agent”), (v) UMB Bank, N.A., as U.S. collateral agent and as trustee for the Superpriority Notes, the New First Out Notes and the New Second Out Notes (in such capacities, the “U.S. Collateral Agent” and the “Trustee,” respectively), (vi) AERCAP ADMINISTRATIVE SERVICES LIMITED, as representative of the AerCap Secured Parties (the “AerCap Representative”), (vii) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., as a representative of the Convertible Debentures Secured Parties (the “Convertible Debentures Representative”), and (viii) the additional Representatives from time to time a party thereto.

A.             Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

B.             The Parent Guarantor, the other Obligors and the Guarantors have entered into the Intercreditor Agreement. Pursuant to the Superpriority Secured Debt Documents, the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents, certain newly acquired or organized Subsidiaries of the Parent Guarantor are required to enter into the Intercreditor Agreement. The Intercreditor Agreement provides that such Subsidiaries may become party to the Intercreditor Agreement by execution and delivery of an instrument in the form of this Supplement. The undersigned Subsidiary (the “New [Obligor][Guarantor]”) is executing this Supplement in accordance with the requirements of the Superpriority Secured Debt Documents, the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents.

Accordingly, the Superpriority Secured Debt Representative and the New [Obligor][Guarantor] agree as follows:

Section 1. In accordance with of the Intercreditor Agreement, the New [Obligor][Guarantor] by its signature below becomes a [Obligor][Guarantor] under the Intercreditor Agreement with the same force and effect as if originally named therein as a [Obligor][Guarantor], and the New [Obligor][Guarantor] hereby agrees to all the terms and provisions of the Intercreditor Agreement applicable to it as a [Obligor][Guarantor] thereunder. Each reference to a “[Obligor][Guarantor]” in the Intercreditor Agreement shall be deemed to include the New [Obligor][Guarantor]. The Intercreditor Agreement is hereby incorporated herein by reference.

Section 2. The New [Obligor][Guarantor] represents and warrants to the Secured Debt Representatives and the other Secured Parties that this Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by Bankruptcy Laws and by general principles of equity.

Section 3. This Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Supplement shall become effective when the U.S. Collateral Agent shall have received a counterpart of this Supplement that bears the signatures of the New [Obligor][Guarantor] and the Superpriority Secured Debt Representative shall have received a counterpart of this Supplement that bears the signature of the New

A-I-1

[Obligor][Guarantor]. Delivery of an executed signature page to this Supplement by facsimile transmission or other electronic method shall be as effective as delivery of a manually signed counterpart of this Supplement.

Section 4. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

Section 5. THIS SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 6. In case any one or more of the provisions contained in this Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 7. All communications and notices hereunder shall be in writing and given as provided in of the Intercreditor Agreement. All communications and notices hereunder to the New [Obligor][Guarantor] shall be given to it in care of the Parent Guarantor as specified in the Intercreditor Agreement.

Section 8. The Parent Guarantor agrees to reimburse each Representative for its reasonable and documented out-of-pocket expenses in connection with this Supplement, including the reasonable fees, other charges and disbursements of counsel for such Representative, to the extent required in accordance with the applicable Superpriority Secured Debt Documents, First Priority Secured Debt Documents and Second Priority Secured Debt Documents.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the New [Obligor][Guarantor] has duly executed this Supplement to the Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW SUBSIDIARY [OBLIGOR] [GUARANTOR]],

By:
Name:
Title:

Acknowledged by:
UMB Bank, N.A., as U.S. Collateral Agent for the Superpriority Notes,
By:
Name:
Title:

Annex II

Form of Joinder Agreement to be entered by a New Secured Debt Representative

ANNEX II

[FORM OF] SUPPLEMENT NO. [ ] (this “Representative Supplement”) dated as of [ ], 20[ ] to the AMENDED AND RESTATED INTERCREDITOR, COLLATERAL SHARING AND ACCOUNT AGREEMENT dated as of January 28, 2025 (the “Intercreditor Agreement”), among (i) AZUL SECURED FINANCE LLP, a Delaware limited liability partnership (the “Issuer”), (ii) AZUL S.A., a Brazilian corporation (the “Parent Guarantor”), (iii) the other Obligors party thereto, (iv) TMF BRASIL ADMINISTRAÇÃO E GESTÃO DE ATIVOS LTDA., as Brazilian collateral agent (the “Brazilian Collateral Agent”), (v) UMB Bank, N.A., as U.S. collateral agent and as trustee for the Superpriority Notes, the New First Out Notes and the New Second Out Notes (in such capacities, the “U.S. Collateral Agent” and the “Trustee,” respectively), (vi) AERCAP ADMINISTRATIVE SERVICES LIMITED, as representative of the AerCap Secured Parties (the “AerCap Representative”), (vii) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., as a representative of the Convertible Debentures Secured Parties (the “Convertible Debentures Representative”), and (viii) the additional Representatives from time to time a party thereto.

A.             Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

B.             As a condition to the ability of the Issuer or any other Obligor to incur New Secured Debt and to secure such New Secured Debt with a Lien on Collateral ranking pari passu with the Liens on such Collateral securing the then-existing [First Priority][Second Priority] Secured Obligations pursuant to the Intercreditor Agreement, the New Secured Debt Representative in respect of such New Secured Debt is required to become a Representative under, and such Additional [First Priority][Second Priority] Secured Debt and the related Secured Parties in respect thereof are required to become subject to and bound by, the Intercreditor Agreement. The Intercreditor Agreement provides that such New Secured Debt Representative may become a Representative under, and such Additional [First Priority][Second Priority] Secured Debt and the related Secured Parties may become subject to and bound by, the Intercreditor Agreement, pursuant to the execution and delivery by the New Secured Debt Representative of an instrument in the form of this Representative Supplement and the satisfaction of the other conditions set forth in of the Intercreditor Agreement. The undersigned New Secured Debt Representative (the “New Secured Debt Representative”) is executing this Representative Supplement in accordance with the requirements of the Superpriority Secured Debt Documents, the First Priority Secured Debt Documents and the Second Priority Secured Debt Documents.

A-II-1

Accordingly, each Secured Debt Representative and the New Secured Debt Representative agree as follows:

Section 1. In accordance with of the Intercreditor Agreement, the New Secured Debt Representative by its signature below becomes a Representative under, and the related Additional [First Priority][Second Priority] Secured Debt and Secured Parties become subject to and bound by, the Intercreditor Agreement with the same force and effect as if the New Secured Debt Representative had originally been named therein as a Representative, and the New Secured Debt Representative, on behalf of itself and such Secured Parties, hereby agrees to all the terms and provisions of the Intercreditor Agreement applicable to it as an Additional [First Priority][Second Priority] Secured Debt Representative and to the related Secured Parties that it represents. Each reference to a “Representative” in the Intercreditor Agreement shall be deemed to include the New Secured Debt Representative. The Intercreditor Agreement is hereby incorporated herein by reference.

Section 2. The New Secured Debt Representative represents and warrants to the Secured Debt Representatives and the other Secured Parties that (i) it has full power and authority to enter into this Representative Supplement, in its capacity as [agent] [trustee] under [describe new facility], (ii) this Representative Supplement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Agreement, (iii) the [First Priority][Second Priority] Secured Debt Documents relating to such Additional [First Priority][Second Priority] Secured Debt provide that, upon the New Secured Debt Representative’s entry into this Agreement, the Secured Parties in respect of such Additional [First Priority][Second Priority] Secured Debt will be subject to and bound by the provisions of the Intercreditor Agreement as Secured Parties and (iv) upon execution of this Representative Supplement, the New Secured Debt shall be [Additional First Priority Secured Debt][Additional Second Priority Secured Debt].

Section 3. This Representative Supplement may be executed in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Representative Supplement shall become effective when the U.S. Collateral Agent shall have received a counterpart of this Representative Supplement that bears the signatures of the New Secured Debt Representative and each other Secured Debt Representative shall have received a counterpart of this Representative Supplement that bears the signature of the New Secured Debt Representative. Delivery of an executed signature page to this Representative Supplement by facsimile transmission or other electronic method shall be effective as delivery of a manually signed counterpart of this Representative Supplement.

Section 4. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

Section 5. THIS REPRESENTATIVE SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 6. In case any one or more of the provisions contained in this Representative Supplement should be held invalid, illegal or unenforceable in any respect, no party hereto shall be required to comply with such provision for so long as such provision is held to be invalid, illegal or unenforceable, but the validity, legality and enforceability of the remaining provisions contained herein and in the Intercreditor Agreement shall not in any way be affected or impaired. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

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Section 7. All communications and notices hereunder shall be in writing and given as provided in of the Intercreditor Agreement. All communications and notices hereunder to the New Secured Debt Representative shall be given to it at the address set forth below its signature hereto.

Section 8. The Parent Guarantor agrees to reimburse each Representative for its reasonable and documented out-of-pocket expenses in connection with this Representative Supplement, including the reasonable fees, other charges and disbursements of counsel for such Representative, to the extent required in accordance with the applicable Secured Debt Documents.

Section 9. This Representative Supplement shall serve as an automatic joinder to the Security Agreement and Account Control Agreement. The New Secured Debt Representative by its signature below shall become subject to and bound by, the Security Agreement and Account Control Agreement with the same force and effect as if the New Secured Debt Representative had originally been named therein as a Representative, and the New Secured Debt Representative, on behalf of itself and such related Secured Parties, hereby agrees to all the terms and provisions of the Security Agreement and Account Control Agreement, applicable to it. The Security Agreement and Account Control Agreement is hereby incorporated herein by reference.

[SIGNATURE PAGES FOLLOW]

A-II-3

IN WITNESS WHEREOF, the New Secured Debt Representative and the Secured Debt Representatives have duly executed this Representative Supplement to the Intercreditor Agreement as of the day and year first above written.

[NAME OF NEW SECURED DEBT REPRESENTATIVE], as [ ] for the holders of [ ],

By:______________________________________
Name:
Title:

Address for notices:

_________________________________________
attention of: _______________________________

UMB BANK, N.A.,
as Superpriority Secured Debt Representative,

By:______________________________________
Name:
Title:

UMB BANK, N.A., as New First Out Secured Debt Representative,
By:______________________________________
Name:
Title:

AERCAP ADMINISTRATIVE SERVICES LIMITED,
as AerCap Representative,

By:______________________________________
Name:
Title:

VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA,
as Convertible Debentures Representative,

By:______________________________________
Name:
Title:

UMB BANK, N.A.,
as New Second Out Secured Debt Representative,

By:______________________________________
Name:
Title:

Acknowledged by:

AZUL SECURED FINANCE LLP
By: Azul Linhas Aéreas Brasileiras S.A., as Managing Partner

By: __________________________________________
Name:
Title:

AZUL S.A,
as Parent Guarantor

By:__________________________________________
Name:
Title:

THE GUARANTORS LISTED ON SCHEDULE I HERETO

By:__________________________________________
Name:
Title:

SCHEDULE I

Azul S.A., a Brazilian corporation (sociedade por ações)

Azul Linhas Aéreas Brasileiras S.A., a Brazilian corporation (sociedade por ações)

IntelAzul S.A., a Brazilian corporation (sociedade por ações)

ATS Viagens e Turismo Ltda. a Brazilian limited liability company (sociedade limitada)

Azul IP Cayman Holdco Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

Azul IP Cayman Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

Azul Investments LLP, a limited liability partnership formed under the laws of the State of Delaware

Azul Conecta Ltda., a Brazilian limited liability company (sociedade limitada)

Azul Secured Finance II LLP, a limited liability partnership formed under the laws of the State of Delaware

Azul Linhas Aéreas Brasileiras S.A., a Brazilian corporation (sociedade por ações)